SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN February 3, 2004 AND February 11, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934). ☐Yes ☒No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Other Events

     Chinadotcom Corporation updates its “Key-Information-Selected Financial Data”, “Operating and Financial Review and Prospects”, “Quantitative and Qualitative Disclosures About Market Risk” and “Financial Statements”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities, plans and objectives of management and other matters of chinadotcom corporation, or chinadotcom. Statements in this report on Form 6-K that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income, in each case relating to chinadotcom, wherever they occur in this report on Form 6-K, are necessarily estimates reflecting the best judgment of the management of chinadotcom and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this report on Form 6-K.

     Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this report on Form 6-K, including in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures about Market Risk”. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this report on Form 6-K. chinadotcom does not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report on Form 6-K or to reflect the occurrence of unanticipated events, except as required by law.

CURRENCY TRANSLATION

The Company publishes its consolidated financial statements in U.S. dollars. All references herein to “USD”, “US$” or “$” are to U.S. dollars

KEY INFORMATION — SELECTED FINANCIAL DATA

     The selected consolidated statement of operations data and other financial data for chinadotcom for each of the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 were derived from chinadotcom’s historical consolidated financial statements, which have been audited by Ernst & Young, whose report for the fiscal years ended December 31, 2000, 2001 and 2002 appears elsewhere in this report on Form 6-K, after adjustment for the reclassification for discontinued operations and segment reporting. Please refer to Note 3 of the audited financial statements included elsewhere in this report on Form 6-K. The selected consolidated financial data and other financial data for the nine-month period ended September 30, 2002 and 2003 and the selected consolidated balance sheet data as of September 30, 2002 and 2003 were derived from chinadotcom’s unaudited consolidated financial statements, which, in the opinion of chinadotcom’s management, include all adjustments necessary for a fair presentation in accordance with accounting principles generally accepted in the United States.

     The summary financial data set forth below should be read in conjunction with chinadotcom’s “Operating and Financial Review and Prospects,” chinadotcom’s audited consolidated financial statements and the related notes, and chinadotcom’s unaudited condensed consolidated interim financial statements and the related notes, each included elsewhere in this report on Form 6-K.

Summary Consolidated Financial Data

						Nine months ended
	Year ended December 31,					September 30,
	1998	1999	2000	2001	2002	2002	2003
Income Statement Data:(1)
Revenues:
Software and consulting services	2,689	7,914	45,791	16,643	15,505	11,951	31,429
Advertising and marketing activities	658	6,126	37,645	18,087	26,682	20,050	15,954
Mobile services and applications	—	—	—	—	—	—	10,998
Other income	105	1,306	1,004	4,507	1,821	553	1,735

	3,452	15,346	84,440	39,237	44,008	32,554	60,116
Cost of revenues:
Software and consulting services	(2,518)	(4,046)	(28,972)	(11,923)	(6,923)	(5,812)	(20,913)
Advertising and marketing activities	(220)	(3,905)	(24,524)	(11,625)	(19,999)	(14,341)	(10,972)
Mobile services and applications	—	—	—	—	—	—	(1,235)
Other income	—	(606)	(1,123)	(1,892)	(845)	(23)	(685)

Gross margin	714	6,789	29,821	13,797	16,241	12,378	26,311
Selling, general and administrative expenses	(6,628)	(22,111)	(87,143)	(72,070)	(26,852)	(22,297)	(22,654)
Depreciation and amortization expenses	(2,200)	(6,079)	(29,863)	(19,180)	(9,882)	(8,589)	(4,196)
Impairment of goodwill and intangible assets	—	—	(31,712)	(21,908)	—	—	—
Stock compensation expense	(767)	(4,446)	(5,083)	(1,227)	(309)	(247)	(153)

Operating income/(loss)	(8,881)	(25,847)	(123,980)	(100,588)	(20,802)	(18,755)	(692)
Interest income	58	3,826	29,750	26,689	23,713	19,113	10,564
Interest expense	—	—	(851)	(1,272)	(2,463)	(1,941)	(551)
Gain/(loss) arising from share issuance of a subsidiary	—	—	140,031	(55)	—	—	—
Gain/(loss) on disposal of available-for-sale securities	—	6,282	1,685	4,411	(163)	(875)	3,883
Gain/(loss) on disposal of subsidiaries and cost investments	—		13,981	(1,915)	(66)	51	463

						Nine months ended
	Year ended December 31,					September 30,
	1998	1999	2000	2001	2002	2002	2003
Other non-operating gains	—	—	—	—	508	332	998
Other non-operating losses	—	(42)	(2,065)	(922)	(288)	—	(543)
Dividend income, net of related expenses	—	—	—	—	—	—	(113)
Impairment of cost investments and available-for-sale securities	—	—	(84,696)	(12,260)	(5,351)	(5,351)	—
Share of (losses)/income in equity investees(2)	—	(65)	(9,423)	(2,592)	682	682	95

Income/(loss) before income taxes	(8,823)	(15,846)	(35,568)	(88,504)	(4,230)	(6,744)	14,104
Income taxes	—	—	(582)	(186)	(113)	(94)	(90)

Income/(loss) before minority interests	(8,823)	(15,846)	(36,150)	(88,690)	(4,343)	(6,838)	14,014
Minority interests in
losses/(income) of consolidated subsidiaries	282	12	546	3,162	248	1,612	(1,721)

Income/(loss) from continuing operations	(8,541)	(15,834)	(35,604)	(85,528)	(4,095)	(5,226)	12,293
Discontinued operations Loss from operations	—	(2,883)	(24,198)	(38,857)	(14,681)	(14,176)	(2,942)
Gain on disposal of discontinued subsidiaries	—	—	—	—	545	—	2,127

Net Income/(loss)	(8,541)	(18,717)	(59,802)	(124,385)	(18,231)	(19,402)	11,478

Basic earnings/(loss) per share	(0.18)	(0.26)	(0.61)	(1.21)	(0.18)	(0.19)	0.11
Diluted earnings/(loss) per share(3)	(0.18)	(0.26)	(0.61)	(1.21)	(0.18)	(0.19)	0.11
Weighted average number of shares
Basic	46,996,420	71,879,704	98,091,541	102,589,760	102,269,735	102,452,989	100,253,277
Diluted	46,996,420	71,879,704	98,091,541	102,589,760	102,269,735	102,452,989	102,861,370

						Nine months ended
	Year ended December 31,					September 30,
	1998	1999	2000	2001	2002	2002	2003
Balance Sheet Data:
Cash and cash equivalents	2,323	12,913	47,483	20,820	33,153	126,419	78,346
Restricted cash	3,000	—	4,134	1,274	109	120	59
Available-for-sale debt securities(4)	—	111,612	242,324	346,980	320,056	256,222	279,357
Restricted debt securities	—	—	148,622	134,960	151,123	11,873	77,064
Available-for-sale equity securities	5,700	5,419	10,368	2,064	2,050	2,286	1,168
Bank loans(5)	—	—	3,934	118,455	127,384	12,445	71,905
Working capital (6)	4,027	124,209	450,391	359,412	340,476	354,532	328,593
Total assets	14,645	183,123	622,920	596,494	580,957	464,430	557,121
Total shareholders’ equity	12,302	163,822	512,024	389,861	377,700	372,207	387,494
Book value per common share	0.91	1.87	5.03	3.80	3.73	3.63	3.87

(1)	In 2003, chinadotcom adopted new reporting segmentation, changing from the previous segmentation of e-business solutions, advertising, and sales of IT products, to the current segmentation of software and consulting services, advertising and marketing activities and mobile services and applications. In addition, chinadotcom discontinued the operations of certain subsidiaries in the software and consulting services and the advertising and marketing activities segments. In accordance with SFAS 144, Accounting for the Impairment of Disposal of Long-Lived Assets, the operating results on the discontinued operating units were retroactively reclassified as a loss from operations of discontinued subsidiaries on the consolidated statements of operations. As a result of SFAS 144, the results of the continuing operations of 1998, 1999, 2000, 2001 and 2002 were reclassified to conform to the 2003 presentation.

(2)	The term “equity investees” refers to chinadotcom’s 20% to 50% owned investments other than subsidiaries.

(3)	The computation of diluted loss per share did not assume the conversion of any issued stock options or warrants during the year because their inclusion would have been antidilutive.

(4)	Available-for-sale debt securities includes short-term and long-term debt securities available-for-sale.

(5)	Bank loans include short-term and long-term bank loans.

(6)	Working capital represents current assets less current liabilities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion of chinadotcom’s financial condition and results of operation together with its 2002 Annual Audited Consolidated Financial Statements included elsewhere in this report on Form 6-K and its Unaudited Consolidated Financial Statements included elsewhere in this report on Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties. chinadotcom’s actual results may differ significantly from those anticipated in these forward-looking statements.

Overview

     CIC incorporated chinadotcom as China Information Infrastructure Limited under the laws of the Cayman Islands in June 1997 as a wholly-owned subsidiary of CIC. In June 1999, CIC distributed its total interest in China.com Corporation to CIC’s shareholders in a corporate reorganization. In April 2000, the company changed its name from China.com Corporation to chinadotcom corporation. The following discussion reflects its financial condition and results of its operations and its subsidiaries.

     chinadotcom first introduced its products and services through its former parent company in 1996. Initially, these products and services included Web hosting and maintenance. During 1996 and 1997, chinadotcom derived all of its revenue from its eBusiness consulting services, which were referred to as “Web solutions services” in its earlier prospectuses and financial statements. In addition, chinadotcom developed relationships with content providers to its portal network, hired personnel, hosted conferences for industry participants and engaged in additional marketing activities to develop brand name awareness for its portal network. chinadotcom also developed relationships with potential advertisers on its portal network and purchased, installed and operated the computer equipment chinadotcom uses in connection with its portal network.

     In January 1998, chinadotcom’s former parent, CIC acquired a 51% interest in The Web Connection, a Hong Kong-based strategic consulting, Web site design and development enterprise, to expand chinadotcom’s eBusiness consulting services. Since December 31, 1998, chinadotcom has completed the acquisition of the remaining 49% of The Web Connection and has made many other acquisitions in the eBusiness consulting services area, including OpusOne Technologies in 2002 and Praxa Limited in 2003. In May 1998, its former parent, CIC commenced its portal network services. Each of these interests and rights was distributed by CIC to chinadotcom as of June 1999. In September 2001, chinadotcom launched a new brand for its e-marketing business, MEZZO Marketing, which represents the broader opportunities available in the current market, and a departure from the reliance on the online advertising network line of business. chinadotcom has sought to build the MEZZO Marketing brand, especially in Australia, with the acquisition of IncNet in 2002.

     In July 1999, chinadotcom completed its initial public offering and received net proceeds of US$85.6 million. In January 2000, chinadotcom completed its second public offering and received net proceeds of US$303.9 million. In March 2000, chinadotcom completed the initial public offering of its subsidiary, hongkong.com Corporation, on the Growth Enterprise Market of The Stock Exchange of Hong Kong, or GEM, and received net proceeds of US$168.5 million. chinadotcom has applied a portion of these net proceeds toward further acquisitions and investments in majority or minority interests in companies.

     Subsequent to the year ended December 31, 2002, as a result of the evolution in its business strategy, in order to present its revenue in a more representative format, chinadotcom changed its business segmental reporting from “e-business Solutions,” “Advertising,” “Sale of IT Products” and “Other Income,” to “Software and Consulting Services,” “Advertising and Marketing Activities,” and “Other Income,” respectively, effective from January 1, 2003. From the first quarter of 2003 onwards, all prior periods’ comparative figures have been adjusted accordingly.

     In addition, since chinadotcom discontinued the operations of certain subsidiaries in the software and consulting services and advertising and marketing activities segments, certain historical comparative amounts have been reclassified to conform with the current year’s presentation. Only the numbers from continuing operations as of September 30, 2003 are presented for comparative purposes in the following sections.

     Approximately 52% of chinadotcom’s revenue was generated by its software and consulting services in the nine-month period ended September 30, 2003, increasing from 37% of its revenues in the same period in 2002. The increase of 163% period on period of the software and consulting services revenues was due primarily to the acquisition of

Praxa Limited in February 2003, as chinadotcom continued the strategic development of its software initiatives across all its major markets. Praxa’s core business is the provision of information technology products and services in the form of outsourcing, application development and support and system integration in Australia. Approximately 27% of chinadotcom’s revenue was generated by its advertising business in the nine-month period ended September 30, 2003. Advertising revenue decreased to US$16.0 million in 2003 from US$20.1 million in the same period in 2002 largely due to the difficult market conditions brought on by the SARS outbreak in early 2003. As a result of the acquisition of Newpalm (China) Information Technology Co., Ltd., or Newpalm, Mobile services and applications were introduced in the second quarter of 2003, and represented approximately 18% of chinadotcom’s revenues in the nine-month period ended September 30, 2003. The addition of Newpalm brought significant strategic and financial value to chinadotcom. During the first three quarters of 2003, gross margin attributed to Newpalm amounted to US$9.8 million.

     chinadotcom’s selling, general and administrative expenses decreased as a percentage of revenues from 68% during the first nine months of 2002 to 38% in the same period in 2003 due to the implementation of cost control measures as well as the higher rate of increase in revenue as a result of higher net margin business acquisitions and a lower rate of corresponding increase in selling, general and administrative expenses during the period.

     For the newly acquired businesses, Newpalm and Praxa, selling, general and administrative expenses were US$2.0 million and US$3.7 million, respectively, which accounted for 5% and 6% of revenue. These two acquisitions contributed US$28.6 million of additional revenue, US$11 million for Newpalm and US$17.6 million from Praxa, respectively, during the first nine months of 2003. Excluding the impact of these acquired businesses, selling, general and administrative expenses decreased as a percentage of revenues from 68% during 2002 to 54% in 2003.

     Cost control measures implemented by chinadotcom focused on the reduction of personnel. Total headcount was reduced from 1,033 in September 2002 to 609 in September 2003, resulting in US$1.8 million of cost savings in continuing operations. The decrease in headcount was from 800 to 430 in the software and consulting services segment, from 201 to 125 in the advertising and marketing segment and from 161 to 120 in the other operations segments. Operations relating to software and consulting services were closed in Taiwan, the People’s Republic of China, Australia, Hong Kong, Korea, the United States of America, Japan and Thailand. Operations relating to the advertising and marketing segment were closed in Taiwan and the People’s Republic of China. Operations from the other income segment were also closed in Taiwan. Other significant cost control measures resulted in a reduction in sales and marketing expenses of US$0.8 million from September 2002 to September 2003.

     Since December 31, 1998, chinadotcom has made over 68 other acquisitions, including the acquisition of the remaining 49% of The Web Connection (which was subsequently renamed Ion Global) in Hong Kong in 1999 and 2000, Pacific Connections Limited in Hong Kong in 1999, XT3 Pty Limited (which was subsequently renamed Ion Global (Australia) Pty Ltd.) in Australia in 2000 and 2001, Coghuff Limited, which owns 100% of Revolution Limited (which was subsequently renamed Ion Global (UK) Limited) in the United Kingdom in 2000, Venex Corporation in Japan in 2000, Wealth Corporation Ltd, which owns Beijing Chinaholiday Network Co. Ltd. and Beijing Tian Jian Rainbow Airline Service Co. in the PRC in 2000 and 2001, the URLs from CIC in Hong Kong in 2001 and 2002, Beijing China-Railway Times Science & Technology Co. Ltd. in the PRC in 2001, IncNet in 2002, a majority interest in OpusOne Technologies International Inc. in 2002, Praxa Limited in 2003, and Newpalm in 2003.

     As a result of those acquisitions, chinadotcom recorded substantial goodwill amortization and stock compensation expense in 2000 and 2001. In 2000, chinadotcom recorded approximately US$40.2 million of goodwill that will be amortized over a two to five year period. Goodwill decreased to US$6.4 million as of December 31, 2001 and increased to US$12.0 million as of December 31, 2002. In 2000 and 2001, following its review of its acquisitions in light of changed and deteriorated market and other conditions, chinadotcom recorded impairment of goodwill and intangible assets of US$43.4 million and US$40.7 million, respectively. Effective from January 1, 2002, chinadotcom has adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142. The non-amortization provisions of SFAS 142 were effective immediately for goodwill and intangible assets acquired after June 30, 2001. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. The assessed impairment of goodwill and intangible assets was based on projected discounted cash flows of the entities acquired over the remaining amortization period. After performing the impairment tests of goodwill and intangible assets, there was no impairment of goodwill and intangible assets in 2002 and the first nine months of 2003.

     chinadotcom’s revenues for the nine-month period ended September 30, 2003 increased by 85% from US$32.6 million in 2002 to US$60.1 million in 2003. Increased revenues from newly acquired businesses, Newpalm and Praxa, were US$28.6 million during the nine month period ended September 30, 2003.

     Although chinadotcom incurred significant net losses from inception through the first nine months of 2002, it began to record net gains from the fourth quarter of 2002. For the nine-month period ended September 30, 2003, chinadotcom recorded net income of US$11.5 million compared to a net loss of US$19.4 million in the same period of 2002.

     The major factors behind the increase in net income from continuing operations were a net contribution of US$6.1 million attributable to the Praxa and Newpalm acquisitions, US$3.9 million of gains arising from the disposal of securities. There was no impairment charge on investments for the period ended September 30, 2003 compared with US$5.4 million for the period ended September 30, 2002. Net interest income for the period ended September 30, 2003 was US$7.2 million less than the corresponding period in 2002.

     The major factors behind the increase in net income from discontinued operations were a reduction in bad debt expenses of US$3.3 million, a reduction of US$1.6 million in personnel expenses and a reduction in depreciation and amortization charges of US$1.0 million. The reduction in bad debt expenses, personnel expenses and depreciation and amortization charges was due to the closure of certain non-profitable and non-performing business units. Operations relating to software and consulting services were closed in Taiwan, the People’s Republic of China, Australia, Hong Kong, Korea, the United States of America, Japan and Thailand. Operations relating to the advertising and marketing segment were closed in Taiwan and the People’s Republic of China. Operations from the other income segment were also closed in Taiwan. In total, the operations that were discontinued incurred expenses of US$15.0 million and US$2.7 million for the periods ended September 30, 2002 and 2003, respectively.

     As of December 31, 2000, 2001 and 2002, chinadotcom had an accumulated deficit of US$91.8 million, US$216.2 million and US$234.4 million, respectively. As of September 30, 2003, the accumulated deficit was US$222.9 million. chinadotcom and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Greater China and Asian Internet and technology markets.

     In September 2003, chinadotcom acquired a majority stake of Industri-Matematik International Corp., (“IMI”), a 35-year old leading provider of SCM solutions in the United States and Europe. In this quarter the company consolidated the September 2003 results of IMI into its financial statements. IMI’s proprietary software is comprised of comprehensive solutions that serve a wide range of businesses including complex retail, wholesale, consumer goods, and distribution operations and its customer base includes GE, Safeway, Albert Heijn, Campbell Soup, Canadian Tire, and Kellogg’s. chinadotcom has embarked on a program of new product development, integrating the IMI sales channel, and cross training sales consultants on the company’s combined product offering. In addition, the company’s outsourcing unit is currently working with IMI’s software development team to identify products and support services which can be effectively leveraged. IMI will also accelerate the pace of product development due to the company’s cost effective development capabilities.

     Pursuant to a definitive agreement entered on September 4, 2003 and amended on January 7, 2004 between Ross Systems Inc. (“Ross”) (NASDAQ: ROSS), chinadotcom and CDC Software Holdings, chinadotcom proposes to acquire Ross for approximately $68.3 million in consideration. Under the amended merger agreement, stockholders of Ross will receive $19.00 in a combination of cash and chinadotcom common shares for each share of Ross common stock. As a result of the amended merger agreement, at the closing of the merger, Ross stockholders will receive, for each share of Ross common stock, $5.00 in cash and a number of chinadotcom shares equal to $14.00 divided by the average closing price of chinadotcom shares for the 10 trading days preceding the second trading day before the closing date. Moreover, if the average price of chinadotcom shares is below $8.50, the amended merger agreement permits chinadotcom to elect to increase the amount of cash that Ross common stockholders will receive and decrease the number of chinadotcom shares that Ross common stockholders will receive. In such case, Ross common stockholders still would receive $19.00 in a combination of cash and chinadotcom shares for each share of Ross common stock, but would receive more than $5.00 in cash per share and less than $14.00 worth of chinadotcom shares for each Ross common share. Under the amended merger agreement, stockholders of Ross, at their sole option, may elect within ten business days following the closing to receive $17.00 in cash per share of Ross common stock in place of the combination of cash and chinadotcom shares described above.

     On December 8, 2003, chinadotcom announced that it had signed a definitive agreement to acquire Pivotal Corporation (“Pivotal”) (NASDAQ: PVTL and TSX: PVT) by way of either an all-cash or a cash-and-stock transaction. Pivotal is expected to present the agreement for Pivotal shareholders to vote in a shareholders meeting expected to be scheduled in February 2004. Pivotal is a leading international Customer Relationship Management (“CRM”) company that provides a complete set of highly flexible, powerful CRM applications and implementation services for mid-sized enterprises, licensed to over 1,600 clients worldwide. Under the terms of the signed, definite agreement to acquire Pivotal, CDC Software is offering to acquire all of the outstanding shares of Pivotal under a plan of arrangement that will, subject to certain conditions, permit Pivotal shareholders to elect to receive, for each Pivotal share, either (1) US$2.00 in cash, for a total consideration including related expenses of approximately US$55 million; or (2) US$2.14 comprised of US$1.00 cash plus US$1.14 of common shares of chinadotcom corporation, for a total consideration including related expenses of approximately US$59 million, with an approximately maximum 3.4% increase in chinadotcom’s common shares outstanding; the value of the share portion of this option will be calculated using the average closing price of the chinadotcom shares on the Nasdaq National Market over the ten trading day period ending two days prior to closing, and there are no caps or collars applicable to the calculation.

     On December 12, 2003, chinadotcom announced that it intends to reorganize its mobile and portal unit as a wholly-owned subsidiary, chinadotcom Mobile Interactive Corporation (“CDC Mobile”) and register an offering of CDC Mobile’s American Depositary Shares. The purpose of the intended offering is to fund the operations of CDC Mobile following its reorganization as an independent company holding chinadotcom’s assets and business that provide mobile services and applications, advertising and interactive media and Internet services. The offering is expected to commence in the first half of 2004, subject to SEC effectiveness and the receipt of all necessary approvals.

     chinadotcom’s expense levels are based in part on its expectations as to future revenues and to a large extent are proportional to the size of its operations. As a result of its limited operating history, the recent emergence of the Greater China and Asian Internet markets and the volatility and dynamic nature of the Internet sector generally, chinadotcom has neither internal nor industry-based historical financial data for any significant period of time upon which to base planned operating expenses. chinadotcom may be unable to adjust spending in a timely manner to compensate for unexpected revenue growth or unexpected increases in operating expenses, including selling, general and administrative expenses related to companies chinadotcom may acquire. Any significant shortfall in relation to chinadotcom’s revenue expectations would have an immediate adverse impact on its business, results of operations and financial condition.

Results of Operations

     The following table summarizes chinadotcom’s historical results of operations as a percentage of total revenues for the years ended December 31, 2000, 2001 and 2002 of US$84.4 million, US$39.2 million and US$44.0 million, respectively, and the historical results of operations as a percentage of total revenue for the nine-month periods ended September 30, 2002 and 2003 of US$32.6 million and US$60.1 million, respectively.

	Year ended						Nine months ended
	December 31(1)						September 30(1)
	2000		2001		2002		2002		2003
Revenues:
Software and consulting services	54	%	42	%	35	%	37	%	52	%
Advertising and marketing activities	45	%	46	%	61	%	62	%	27	%
Mobile services and applications	—		—		—		—	%	18	%
Other income	1	%	12	%	4	%	1	%	3	%

Total revenues(1)	100	%	100	%	100	%	100	%	100	%
Cost of revenues:
Software and consulting services	-35	%	-30	%	-16	%	-18	%	-35	%
Advertising and marketing activities	-29	%	-30	%	-45	%	-44	%	-18	%
Mobile services and applications	—	%	—	%	—	%	—	%	-2	%
Other income	-1	%	-5	%	-2	%	—	%	-1	%

Gross margin	35	%	35	%	37	%	38	%	44	%
Selling, general and administrative expenses	-103	%	-184	%	-61	%	-68	%	-38	%
Depreciation and amortization expenses	-35	%	-49	%	-22	%	-26	%	-7	%
Impairment of goodwill and intangible assets	-38	%	-56	%	—	%	—	%	—	%
Stock compensation expense	-6	%	-3	%	-1	%	-1	%	—	%

	Year ended						Nine months ended
	December 31(1)						September 30(1)
	2000		2001		2002		2002		2003
Operating loss	-147	%	-256	%	-47	%	-58	%	-1	%
Interest income	35	%	68	%	54	%	59	%	18	%
Interest expense	-1	%	-3	%	-6	%	-6	%	-1	%
Gain/(loss) arising from share issuance of a subsidiary	166	%	—	%	—	%	—	%	—	%
Gain/(loss) on disposal of available-for-sale securities	2	%	11	%	—	%	-3	%	6	%
Gain/(loss) on disposal of subsidiaries and cost investments	17	%	-5	%	—	%	—	%	1	%
Other non-operating gains	—	%	—	%	1	%	1	%	2	%
Other non-operating losses	-2	%	-2	%	-1	%	—	%	-1	%
Dividend income, net of related expenses	—	%	—	%	—	%	—	%	—	%
Impairment of cost investments and available-for-sale	-100	%	-31	%	-12	%	16	%	—	%
Share of (losses)/income in equity investees(2)	-11	%	-7	%	2	%	2	%	—	%

Income/(loss) before income taxes	-42	%	-226	%	-10	%	-21	%	23	%
Income taxes	-1	%	-0	%	—	%	—	%	—	%

Income/(loss) before minority interests	-43	%	-226	%	-10	%	-21	%	23	%
Minority interests in losses of consolidated subsidiaries	1	%	8	%	1	%	5	%	-3	%

Income/(Loss) from continuing operations	-42	%	-218	%	-9	%	-16	%	20	%
Discontinued operations:
Loss from operations of discontinued subsidiaries	-29	%	-99	%	-33	%	-44	%	-5	%
Gain on disposal of discontinued subsidiaries	—	%	—	%	1	%	—	%	4	%

Net income/(loss)	-71	%	-317	%	-41	%	-60	%	19	%

(1)	In 2003, chinadotcom adopted new reporting segmentation, changing from the previous segmentation of e-business solutions, advertising, and sales of IT products, to the current segmentation of software and consulting services, advertising and marketing activities and mobile services and applications. In addition, chinadotcom discontinued the operations of certain subsidiaries in the software and consulting services and the advertising and marketing activities segments. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were retroactively reclassified as a loss from operations of discontinued subsidiaries on the consolidated statements of operations. As a result, the results of the continuing operations of 2000, 2001 and 2002 were reclassified to conform to the 2003 presentation.

(2)	Includes revenues from CIC representing 16%, nil and nil of total revenues, for each of 2000, 2001 and 2002, respectively.

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

     Due to the adoption of the new reporting segments as described in note (1) above, and due to the discontinued operations of certain subsidiaries in the software and consulting services and advertising and marketing segments, certain historical comparative amounts have been reclassified to conform with the current year’s presentation. Only the numbers from continuing operations as at September 30, 2003 are presented for comparison purposes in the following sections.

     Net loss of the subsidiaries classified as discontinued operations for the nine-month periods ended September 30, 2002 and 2003 were US$14.2 million and US$2.9 million, respectively. Income from disposals of such discontinued operations resulted in a gain of US$2.1 million in 2003 and nil in 2002.

     For the nine-month period ended September 30, 2003 chinadotcom reported a net income of US$11.5 million in 2003 versus a net loss of US$19.4 million in 2002.

Revenues

     Software and consulting services. Services offered through chinadotcom’s software and consulting services include sales of software products (third-party software as well as self-developed software), outsourcing of IT professionals, professional consulting, Web site design and systems integration. Revenues from chinadotcom’s software and consulting services for the nine-month period increased to US$31.4 million in 2003 from US$12.0 million in 2002. The significant increase in software and consulting services revenue was primarily attributable to the acquisition of Praxa in February 2003, which contributed US$17.6 million of revenue from February 2003 to September 2003 as part of chinadotcom’s strategy to grow its software business. Excluding the acquisition of Praxa, revenue would have increased by US$1.8 million.

     Advertising and marketing activities. chinadotcom’s advertising and marketing activities include online marketing strategy development and travel-related publishing and exhibition organizing activities. Advertising and marketing revenues decreased to US$16.0 million in the first nine months of 2003 from US$20.0 million in the same period of 2002, due to the continued global economic slowdown brought on by the outbreak of severe acute respiratory syndrome, or SARS, in the first and second quarters of 2003 which resulted in a reduction in the demand for chinadotcom’s services and in the ability of companies to budget for and commission such services. The adverse impact was partially offset by the contribution and performance of Travel Trade Gazette, or TTG, a Singapore-based trade publication owned by hongkong.com in the first nine months of 2003 which amounted to US$1.2 million. While chinadotcom is seeing signs during the third quarter of 2003 of recovery in those markets which were exposed to SARS earlier in the year, chinadotcom does not expect a full recovery in such markets until at least the fourth quarter of 2003.

     Mobile services and applications. This revenue segment was introduced in the second quarter of 2003 as a result of the acquisition of Newpalm. Revenue from this segment which amounted to US$11.0 million was attributable to the subscription revenue from this newly acquired business in April 2003. During the first nine months of 2003, Newpalm recorded a rapid increase in paid subscriptions to its short message service, or SMS, offerings, mirroring the country-wide growth of such services in China. Revenue from this segment for the nine months ended September 30, 2003 amounted to US$11.0 million.

     Other income. Revenues from other products and services chinadotcom offers to its clients, mainly from portal operations, increased to US$1.7 million in 2003 from US$553,000 in 2002. Despite the unfavorable operating environment as a result of SARS, the portal continued to make progress in terms of joint partnerships and strategic developments. The increase in “other income” was due principally to portal-related products and services which amounted to US$1.7 million in 2003.

Cost of revenues

     Software and consulting services. chinadotcom’s cost of software and consulting services increased to US$20.9 million in 2003 from US$5.8 million in 2002. As a percentage of revenues, chinadotcom’s cost of revenues for its software and consulting services increased to 67% in 2003 from 49% in 2002 mainly due to the lower margin of the outsourcing revenue from Praxa Limited which amounted to US$17.6 million.

     Advertising and marketing activities. chinadotcom’s cost of advertising and marketing activities revenues decreased to US$11.0 million in 2003 from US$14.3 million in 2002. As a percentage of revenues, chinadotcom’s cost of revenues for its advertising and marketing activities decreased to 69% in 2003 from 72% in 2002 mainly due to the slightly higher margin contribution from the travel-related revenue from TTG which amounted to US$1.2 million.

     Mobile services and applications. chinadotcom’s cost of mobile services and applications was US$1.2 million in 2003, representing a margin of over 88% due to the high profit margin of subscription revenue of Mobile Value Added Services in China.

     Other income. chinadotcom’s cost of “other income” increased to US$685,000 in 2003 from US$23,000 in 2002. As a percentage of revenues, chinadotcom’s cost of revenues for its “other income” increased to 39% in 2003 from 4% in 2002.

Operating expenses

     Selling, general and administrative expenses. chinadotcom’s selling, general and administrative expenses slightly increased to US$22.7 million in the first nine months of 2003 from US$22.3 million in 2002. As a percentage of revenues, chinadotcom’s selling, general and administrative expenses decreased to 38% of revenues in 2003 from 68% of revenues in 2002. The decrease in chinadotcom’s selling, general and administrative expenses was due to effective cost control measures and across-the-board cost savings throughout the company, in particular related to its decreased headcount, as well as the closure of some non-profitable business units during the period.

     Depreciation and amortization. chinadotcom’s depreciation and amortization expenses decreased to US$4.2 million in 2003 from US$8.6 million in 2002. This decrease reflected the slowdown in investment in new property, plant and equipment during the course of the years 2002 and 2003, as well as the increasing percentage of fully depreciated fixed assets.

     Impairment of goodwill and intangible assets. There was no impairment of goodwill and intangible assets in 2003 as well as in 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The non-amortization provisions of SFAS 142 were effective immediately for goodwill and intangible assets acquired after June 30, 2001. chinadotcom adopted the remaining provisions of SFAS 142 effective January 1, 2002. The adoption of SFAS 142 will not have a material impact on its amortization of goodwill and intangible assets as the majority of its goodwill and intangible assets affected by the adoption of SFAS 142 were written off in prior years. Upon adoption of SFAS 142, chinadotcom was required to perform a transitional impairment test for all recorded goodwill within six months and for intangible assets with indefinite lives within three months and, if necessary, determine the amount of an impairment loss by December 31, 2002. chinadotcom performed the transitional impairment test for goodwill on June 30, 2002 and the annual impairment test on December 31, 2002. No impairment charge was recorded in 2002 and the first nine months of 2003.

     Stock compensation expense. chinadotcom’s stock compensation expenses consist of expenses that are required to be recognized when chinadotcom issues shares and grants options to acquire its shares to directors and employees at an exercise price lower than the fair market value at the time of the issue or grant, or that can only be exercised following the satisfaction of certain performance milestones. Its stock compensation expense decreased to US$153,000 in 2003 from US$247,000 in 2002.

Interest income

     chinadotcom’s interest income decreased to US$10.6 million in the first nine months of 2003 from US$19.1 million in 2002. This decrease was principally due to several factors, including lower overall prevailing interest rates during 2002/03, the implementation of a more conservative investment strategy of buying more highly rated securities for its investment portfolio with lower yields, lower cash levels in 2003 and a decrease in its holdings of long-term Range Accrual Notes. The treasury management program in 2003 involved investments in debt securities that were funded with credit facilities, such as the Global Master Repurchase Agreement, or Repurchase Agreement, and the Total Return Swap Transaction Agreement, or Swap Agreement, and the investments were composed of more conservative, lower yielding instruments, involving the investment of cash holdings primarily into the debt securities of U.S. government sponsored enterprises.

     Under the Repurchase Agreement and the Swap Agreement, chinadotcom may borrow up to US$400 million on such terms as chinadotcom and the banks may mutually agree. Except for bank loans of US$115.8 million due in 2003 and

US$11.6 million due between 2004 through 2011, these arrangements do not have termination dates, but are reviewed annually for renewal. Under its Repurchase Agreement, chinadotcom sold certain of its debt securities to Fortis Bank at a discounted price, and the bank agreed to sell back to chinadotcom at that same discounted price the same debt securities at a later date. Either party with a net exposure from the transaction arising from fluctuations in the market value of the debt securities may request the other party to make a cash or transfer of acceptable debt securities at least equal to that net exposure. During the period between the date that chinadotcom sold the debt securities to the bank and the later date chinadotcom repurchases such securities, the bank has agreed to pay chinadotcom any income in respect of the debt securities, and chinadotcom has agreed to pay interest to the bank at LIBOR plus a spread per annum based on the discounted price of the debt securities chinadotcom sold to the bank and the number of days between the date chinadotcom sold the securities to the bank and the date the bank sells them back to chinadotcom. At December 31, 2002, the repurchase transactions entered into only allowed the buyer to request the seller to make a cash or acceptable debt securities transfer at least equal to the net exposure.

     Under the Swap Agreement, chinadotcom transferred securities and financial instruments to the bank in exchange for cash, and concurrently, chinadotcom agreed to reacquire the securities and financial instruments at a future date for an amount equal to the cash exchanged plus an interest factor. The Swap Agreement permits chinadotcom to elect for net cash settlement upon termination of the total return swap transaction. During the period between the date chinadotcom transferred the securities and financial instruments and date chinadotcom reacquires them, which is three calendar years, the bank has agreed to pay chinadotcom any income in respect of the securities transferred and chinadotcom has agreed, in turn, to pay the bank a price differential calculated on the cash exchanged multiplied by LIBOR plus a spread per annum and the number of days between the date chinadotcom transferred the securities to the bank and the date chinadotcom reacquires the securities.

     As of September 30, 2003, an aggregate of US$64.0 million was outstanding under chinadotcom’s repurchase facilities with US$54.0 million outstanding under its Repurchase Agreement and US$10.0 million outstanding under its Swap Agreement US$49.0M of the proceeds from the drawdowns were used to purchase additional treasury instruments that yielded US$2.0 million in interest income in the nine-month period ended September 30, 2003. Approximately US$77.1 million, or 17.7%, of chinadotcom’s total cash and cash equivalents and available-for-sale debt securities as of September 30, 2003 are effectively set aside as collateral under the Repurchase Agreement and Swap Agreement, and categorized as “restricted debt securities” in its consolidated balance sheet. Assuming the gradual repayment of the amounts outstanding under these agreements, chinadotcom estimates approximately 18.9% of quarterly interest income in the first three quarters of 2003 will be derived from interest income resulting from funds used from these agreements to invest in debt securities.

     The weighted average interest rate on short-term borrowings as of September 30, 2002 and 2003 was 5.69% and 1.4%, respectively.

Interest expense

     chinadotcom’s interest expense decreased to US$551,000 in 2003 from US$1.9 million in 2002. This decrease in interest expense was principally due to a reduction in aggregate borrowings under chinadotcom’s repurchase facilities and a decline in average interest rates during the same period. In addition, chinadotcom entered into negotiations with a supplier regarding settlement of trade payable which resulted in the reversal of US$0.6 million of previously recorded interest expense.

Other gains and losses

     chinadotcom’s gain on disposal of available-for-sale securities was US$3.9 million in the first nine months of 2003 as compared to a loss on disposal of US$875,000 in 2002. chinadotcom’s gain or loss on disposal of subsidiaries increased to a gain of US$463,000 in 2003 from US$51,000 in 2002, which included the write-off of balances due from disposed subsidiaries. chinadotcom recorded other non-operating losses of US$543,000 in 2003. chinadotcom recorded a gain of US$95,000 for the share of income in equity investees in 2003 compared with US$682,000 in 2002. There was no impairment of available-for-sale securities in 2003 as compared to a loss of US$5.4 million in 2002.

Net income/(loss) from continuing operations

     For the nine-month period ended September 30, 2003 chinadotcom recognized a net income of US$12.3 million compared to a net loss of US$5.2 million in the same period of 2002.

Fiscal Year Ended December 31, 2002 compared to Fiscal Year Ended December 31, 2001

     Due to the adoption of new reporting segmentation, changing from the previous segmentation of e-business solutions, advertising, and sales of IT products, to the current segmentation of software and consulting services, advertising and marketing activities and mobile services and applications, and due to the discontinuation of the operations of certain subsidiaries in the software and consulting services and the advertising and marketing activities segments in 2003, certain historical comparative amounts have been reclassified to conform with the current year’s presentation. Only the numbers from continuing operations are presented for comparison purposes in the following sections.

     Net loss of the subsidiaries classified as discontinued operations for the years ended December 31, 2001 and 2002 were US$38.9 million and US$14.7 million, respectively.

Revenues

     Software and consulting services. Services offered through chinadotcom’s software and consulting services include sales of software products including third parties’ software as well as self-developed software, outsourcing of IT professionals, professional consulting, Web site design and systems integration. Revenues from chinadotcom’s software and consulting services decreased to US$15.5 million in 2002 from US$16.6 million in 2001. The decline in software and consulting services revenue was generally attributable to an overall deterioration in market conditions in 2002 across all of chinadotcom’s major markets, as well as lost revenues attributable to the closure of non-profitable business units in Korea, Taiwan, Australia, Hong Kong, the United States of America, Japan, the People’s Republic of China and Thailand. These operations generated revenues of US$23.5 million and US$15.1 million, respectively, for the years ended December 31, 2001 and 2002, which represented 41% and 26% of total revenues for 2001 and 2002, respectively. The continued global economic slowdown in 2002 resulted in a dramatic reduction in the demand for chinadotcom’s services and in the ability of companies to budget for and commission such services.

     Advertising and marketing activities. chinadotcom’s advertising and marketing activities included online marketing strategy development and travel-related publishing and exhibition organizing activities. chinadotcom’s advertising and marketing revenues increased to US$26.7 million in 2002 from US$18.1 million in 2001 due principally to increased online network advertising revenues from South Korea which experienced a significant increase in demand for marketing services, increasing revenues from $7.8 million to $18.9 million between the years ended December 31, 2001 and 2002, respectively, as a result of South Korea’s hosting the World Cup in 2002. In addition, the acquisition of IncNet and other direct marketing and data mining businesses in Australia resulted in additional revenues of $1.2 million and $2.6 million for the years ended December 31, 2001 and 2002, respectively.

     Other income. Revenues from other products and services chinadotcom offers to its clients, mainly from portal operations, decreased to US$1.8 million in 2002 from US$4.5 million in 2001. The decline in other income revenue was generally attributable to an overall deterioration in revenue and market conditions in 2002 from portal operations including hongkong.com and china.com.

Cost of revenues

     Software and consulting services. chinadotcom’s cost of software and consulting services decreased to US$6.9 million in 2002 from US$11.9 million in 2001. As a percentage of revenues, chinadotcom’s cost of revenues for software and consulting services decreased to 45% in 2002 from 72% in 2001. Cost of revenues for software and consulting services revenue in 2002 decreased from 2001 due principally to the reduced level of business activity during 2002.

     Advertising and marketing activities. chinadotcom’s cost of advertising and marketing activities revenues increased to US$20.0 million in 2002 from US$11.6 million in 2001, reflecting the overall trend of growth as a result of the soccer World Cup held in Korea in mid-2002. As a percentage of revenues, chinadotcom’s cost of revenues for advertising and marketing activities increased to 75% in 2002 from 64% in 2001. This increased proportion reflected the high cost of revenues, and hence lower gross profit margins, of the Korean marketing business relative to other marketing activities.

     Other income. chinadotcom’s cost of “other income” decreased to US$845,000 in 2002 from US$1.9 million in 2001 which is consistent with the 60% decrease in revenues from other income which declined from US$4.5 million to US$1.8 million between 2001 and 2002. The decline in revenues from other income was generally attributable to an overall deterioration in market conditions in 2002 for chinadotcom’s portal operations business, including hongkong.com and china.com.

Operating expenses

     Selling, general and administrative expenses. chinadotcom’s selling, general and administrative expenses significantly decreased to US$26.9 million in 2002 from US$72.1 million in 2001. As a percentage of revenues, chinadotcom’s selling, general and administrative expenses decreased to 61% of revenues in 2002 from 184% of revenues in 2001. This was due to effective cost control measures, as well as the closure of some non-profitable business units during the period. The decrease in chinadotcom’s selling, general and administrative expenses was due principally to decreased overall headcount, as well as across-the-board cost savings throughout the company.

     Depreciation and amortization expense. chinadotcom’s depreciation and amortization expense decreased to US$9.9 million in 2002 from US$19.2 million in 2001. This decrease reflected the decrease in the purchase of property, plant and equipment during the course of the years 2001 and 2002.

     Impairment of goodwill and intangible assets. There was no impairment of goodwill and intangible assets in 2002 as compared to US$21.9 million in 2001. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The non-amortization provisions of SFAS 142 were effective immediately for goodwill and intangible assets acquired after June 30, 2001. chinadotcom adopted the remaining provisions of SFAS 142 effective January 1, 2002. The adoption of SFAS 142 has not had a material impact on chinadotcom’s amortization of goodwill and intangible assets as the majority of its goodwill and intangible assets affected by the adoption of SFAS 142 were written off in prior years. Upon adoption of SFAS 142, chinadotcom was required to perform a transitional impairment test for all recorded goodwill within six months and for intangible assets with indefinite lives within three months and, if necessary, determine the amount of an impairment loss by December 31, 2002. chinadotcom performed the transitional impairment test for goodwill on June 30, 2002 and the annual impairment test on December 31, 2002. No impairment charge was recorded during 2002, compared to US$21.9 million impairment charge in 2001.

     Stock compensation expense. chinadotcom’s stock compensation expense consist of expenses that are required to be recognized when chinadotcom issues shares and grants options to acquire chinadotcom shares to directors and employees at an exercise price lower than the fair market value at the time of the issue or grant, or that can only be exercised following the satisfaction of certain performance milestones. chinadotcom’s stock compensation expense decreased to US$309,000 in 2002 from US$1.2 million in 2001.

     Interest income. chinadotcom’s interest income decreased to US$23.7 million in 2002 from US$26.7 million in 2001. This decrease was principally due to several factors, including lower overall prevailing interest rates during 2002, the implementation of a more conservative investment strategy of buying more highly rated securities for chinadotcom’s investment portfolio with lower yields, lower cash levels in 2002 and a decrease in chinadotcom’s holdings of long-term Range Accrual Notes. The treasury management program in 2002 involved investments in debt securities that were funded with credit facilities, such as the Repurchase Agreement and the Swap Agreement, and the investments were composed of more conservative, lower yielding instruments, involving the investment of cash holdings primarily into the debt securities of U.S. government sponsored-enterprises.

     As of December 31, 2002, an aggregate of US$125.0 million was outstanding under chinadotcom’s repurchase facilities with US$115 million outstanding under chinadotcom’s Repurchase Agreement and US$10 million outstanding under chinadotcom’s Swap Agreement. Proceeds from the drawdowns were used to purchase additional treasury instruments that yielded US$3.8 million in interest income in 2002. Approximately US$151.1 million, or 30.0%, of chinadotcom’s total cash and cash equivalents and debt securities available-for-sale as of December 31, 2002 is effectively set aside as collateral under the Repurchase Agreement and Swap Agreement, and categorized as “restricted debt securities” in chinadotcom’s consolidated balance sheet. Assuming the gradual repayment of the amounts outstanding under these agreements, chinadotcom estimates approximately 21% of quarterly interest income in the fourth quarter 2002 and first quarter 2003 will be derived from interest income resulting from funds used from these agreements to invest in debt securities.

     The weighted average interest rate on short-term borrowings as of December 31, 2001 and 2002 was 2.2% and 2.1%, respectively.

     Interest Expense. chinadotcom’s interest expense increased to US$2.5 million in 2002 from US$1.3 million in 2001. This increase was principally due to increase aggregate borrowings under chinadotcom’s repurchase facilities for the purchase of additional investments in debt obligations.

     Other Gains and Losses. There was no gain or loss arising from share issuance of a subsidiary in 2002 as compared a loss of US$55,000 in 2001. chinadotcom’s loss on disposal of available-for-sale securities was US$163,000 in 2002 as compared to a US$4.4 million gain in 2001. chinadotcom’s gain or loss on disposal of subsidiaries and cost investments decreased to a loss of US$66,000 in 2002 from a loss of US$1.9 million in 2001 which included the write-off of balances due from disposed subsidiaries of US$93,000 chinadotcom recorded other non-operating gains of US$508,000 in 2002 and other non-operating losses of US$288,000 in 2002. chinadotcom also recorded a gain of US$682,000 for the share of results in equity investees in 2002 compared with a loss of US$2.6 million in 2001.

     Impairment of cost investments and available-for-sale securities. chinadotcom recorded a loss of US$5.4 million for the impairment of cost investments and available-for-sale securities in 2002 compared to a loss of US$12.3 million in 2001. This loss was principally the result of impairments on chinadotcom’s available-for-sale securities.

     Net loss from continuing operations. chinadotcom recognized a net loss of US$4.1 million in 2002 compared to a net loss of US$85.5 million in 2001.

Fiscal Year Ended December 31, 2001 compared to Fiscal Year Ended December 31, 2000

     Due to the adoption of new reporting segmentation, changing from the previous segmentation of e-business solutions, advertising and sales of IT products, to the current segmentation of software and consulting services, advertising and marketing activities and mobile services and applications, and due to the discontinuation of the operations of certain subsidiaries in the software and consulting services and the advertising and marketing activities segments in 2003, certain historical comparative amounts have been reclassified to conform with the current year’s presentation. Only the numbers from continuing operations are presented for comparison purposes in the following sections.

     Net loss of the subsidiaries classified as discontinued operations for the years ended December 31, 2000 and 2001 were US$24.2 million and US$38.9 million, respectively.

Revenues

     Software and consulting services. Services offered through chinadotcom’s software and consulting services include sales of software products including third parties’ software as well as self-developed software, outsourcing of IT professionals, professional consulting, Web site design and systems integration. Revenues from chinadotcom’s software and consulting services decreased to US$16.6 million in 2001 from US$45.8 million in 2000 The decline in software and consulting services revenue was generally attributable to an overall deterioration in market conditions in 2001 across all of chinadotcom’s major markets. The collapse of the Internet bubble in 2000 and the global economic slowdown in 2001 resulted in a dramatic reduction in the demand for chinadotcom’s services and in the ability of companies to budget for and commission such services.

     Advertising and marketing activities. chinadotcom’s advertising and marketing activities included online marketing strategy development and travel-related publishing and exhibition organizing activities. chinadotcom’s advertising and marketing revenues decreased to US$18.1 million in 2001 from US$37.7 million in 2000 This decrease was again due principally to deteriorating market conditions in 2001 which resulted in the loss of revenue from several large online advertising customers, including infoislive and Register.com, amounting to US$16.3 million. The impact from the September 11 terrorist attack on the United States also accounted for approximately US$0.2 million due to cancelled marketing events.

     Other income. Revenues from other products and services chinadotcom offer to its clients, mainly from portal operations, increased to US$4.5 million in 2001 from US$1 million in 2000 The increase in “other income” was due principally to increased revenue from portal operations including hongkong.com and china.com.

Cost of revenues

     Software and consulting services. chinadotcom’s cost of software and consulting services decreased to US$11.9 million in 2001 from US$29.0 million in 2000 As a percentage of revenues, chinadotcom’s cost of revenues increased to 72% in 2001 from 63% in 2000.

     Advertising and marketing activities. chinadotcom’s cost of advertising revenues decreased to US$11.6 million in 2001 from US$24.5 million in 2000 As a percentage of revenues, chinadotcom’s cost of revenues for its advertising and marketing activities decreased to 64% in 2001 from 65% in 2000.

     Other income. chinadotcom’s cost of “other income” increased to US$1.9 million in 2001 from US$1.1 million in 2000.

Operating expenses

     Selling, general and administrative expenses. chinadotcom’s selling, general and administrative expenses decreased to US$72.1 million in 2001 from US$87.1 million in 2000 As a percentage of revenues, chinadotcom’s selling, general and administrative expenses increased to 184% of revenues in 2001 from 103% of revenues in 2000 This was due to revenues falling at a more rapid rate than selling, general and administrative expenses during the period. The decrease in chinadotcom’s selling, general and administrative expenses was due principally to decreased headcount as well as across-the-board cost savings throughout the company.

     Depreciation and amortization expense. chinadotcom’s depreciation and amortization expense decreased to US$19.2 million in 2001 from US$29.9 million in 2000 The year-over-year decrease was due principally to fewer acquisitions of companies, as well as to the establishment of a lower goodwill base during 2001 due to the write-off of certain investments at the end of 2000 and during 2001. This was partially offset by the purchase of property, plant and equipment during the course of the year 2000, particularly the second half of the year, which increased the level of depreciation expense on a full year basis in 2001.

     Impairment of goodwill and intangible assets. chinadotcom’s expenses related to the impairment of goodwill and intangible assets decreased to US$21.9 million in 2001 from US$31.7 million in 2000 This included impairment of US$7.8 million related to the acquisition of Wealth Corporation in the PRC, US$3.2 million related to the acquisition of Coghuff Limited, which owns 100% of Revolution Limited in the UK, US$7.1 million related to the acquisition of Ion Global (Australia) Pty Ltd in Australia, US$6.6 million related to the acquisition of DAE Advertising Inc. in the United States, US$7.8 million related to the acquisition of Venex Corporation in Japan, and US$2.77 million related to the impairment of software purchased from PurchasePro.com, Inc, or PurchasePro.com.

     Stock compensation expense. chinadotcom’s stock compensation expenses consists of expenses that are required to be recognized when chinadotcom issues shares and grants options to acquire chinadotcom shares to directors and employees at an exercise price lower than the fair market value at the time of the issue or grant, or that can only be exercised following the satisfaction of certain performance milestones. chinadotcom’s stock compensation expense decreased to US$1.2 million in 2001 from US$5.1 million in 2000, which included stock compensation expense of US$2.0 million relating to its acquisition of The Web Connection and the recognition of other compensation expense in connection with the acquisition of The Web Connection.

     Interest income. chinadotcom’s interest income decreased to US$26.7 million in 2001 from US$29.8 million in 2000 This decrease was principally due to lower levels of interest income derived from investments in debt obligations as the size of chinadotcom’s cash holdings reduced during the course of 2001 versus 2000 The treasury management program in 2000 did not involve investments in debt securities that were funded with credit facilities such as chinadotcom’s repurchase facility and the investments were composed of more conservative, lower yielding instruments, involving the investment of cash holdings raised through the capital markets in 1999 and 2000 primarily into the debt securities of U.S. government sponsored-enterprises.

     chinadotcom’s interest income in 2001 included interest of US$0.8 million earned from treasury instruments which chinadotcom purchased with the US$100.0 million drawdown amount as of December 31, 2001 under chinadotcom’s repurchase facility. Borrowings from chinadotcom’s repurchase facility amounted to US$114.9 million as of December 31, 2001, of which US$100.0 million has been used to purchase additional debt instruments. Approximately US$135.0 million or 26.8% of chinadotcom’s total cash and cash equivalents and debt securities available-for-sale of US$504.0 million as of December 31, 2001 is effectively set aside as collateral under the repurchase agreement and categorized as “restricted debt securities” in chinadotcom’s consolidated balance sheet.

     Interest expense. chinadotcom’s interest expense increased to US$1.3 million in 2001 from US$851,000 in 2000 Increased interest expense of US$421,000 was incurred as a result of drawdowns under chinadotcom’s repurchase facilities with Fortis Bank and DBS Bank amounting to US$114 million obtained between October 2001 and December 2001 for the purchase of additional investments in debt obligations. Excluding the interest expense arising on the new bank loans, interest expense fell slightly in 2001 compared with 2000 as a result of lower interest rates.

     Gain/(loss) arising from share issuance of a subsidiary. chinadotcom’s gain or loss arising from share issuance of a subsidiary decreased to a loss of US$55,000 in 2001 from a gain of US$140.0 million in 2000 represented the gain from its sale of 18% of hongkong.com Corporation from its initial public offering and listing on the Growth Enterprise Market Stock Exchange of Hong Kong.

     Gain on disposal of available-for-sale securities. chinadotcom’s gain on disposal of available-for-sale securities increased to US$4.4 million in 2001 from US$1.7 million in 2000 due principally to greater gain realized from the disposal of treasury instruments.

     Gain/(loss) on disposal of subsidiaries and cost investments. chinadotcom’s gain or loss on disposal of subsidiaries decreased to a loss of US$1.9 million in 2001 from a gain of US$14.0 million in 2000 which included the gain of US$2.9 million realized from the sale of 20% of Pacific Connections Ltd. and the gain of US$10.5 million from its sale of 19.9% of MEZZO Marketing to 24/7 Real Media.

     Other non-operating losses. Other non-operating losses amounting to US$922,000 represents the expenses the merger and acquisition department of chinadotcom recorded, including US$1.1 million representing payroll expense of the merger and acquisition department, compared to a loss of US$2.1 million in 2000.

     Impairment of cost investments and available-for-sale securities. chinadotcom recorded a loss of US$12.3 million for the impairment of cost investments and available-for-sale securities in 2001 compared to a loss of US$84.7 million in 2000 This loss was principally the result of a US$8.1 million impairment on its interest in certain of its less than 20% owned minority investments, and a US$4.2 million write down of its available-for-sale securities including its holding in Panpac Media.com Limited, or Panpac Media.

     Share of losses in equity investees. chinadotcom recorded a loss of US$2.6 million for the share of losses in equity method investees in 2001, compared with a loss of US$9.4 million in 2000 The decrease in losses from equity method investees is due to the investment basis being written down to nil due to prior losses. chinadotcom has no financial commitments or guarantees to the investees and therefore has suspended the equity method accounting.

     Net loss from continuing operations. chinadotcom recognized a net loss of US$85.5 million in 2001 compared to a net loss of US$35.6 million in 2000.

Annual variations

     chinadotcom’s historical revenues and operating results have varied substantially from year to year, and chinadotcom expects this to continue. Factors that cause fluctuations in its operating results include:

•	marketing expenditures;

•	discontinuation of non-performing and non-profitable businesses;

•	salaries and benefits to its employees;

•	interest income from its treasury portfolio;

•	mark to market or realized losses and realized gains related to its treasury portfolio;

•	administrative expenditures such as legal and other professional services;

•	general health of the economy and its sector and the ability of its customers to remain or become viable to pay for services provided;

•	level of usage of the Internet in the Greater China and Asian markets;

•	demand for Internet advertising in the Greater China and Asian markets;

•	demand for Internet and Web site development in the Greater China and Asian markets;

•	the amount and timing of capital expenditures and other costs relating the expansion of its operations;

•	completion of acquisitions, divestitures, partnerships, joint ventures and other business combinations;

•	its ability to record revenue from key clients; and

•	the introduction or elimination of products and services by it or its competitors.

Credit risks

     chinadotcom provides software and consulting services, advertising and marketing activities, mobile services and applications products to businesses in Australia, Hong Kong, Japan, South Korea, the PRC, Taiwan, Singapore, the United Kingdom and the United States. chinadotcom generally does not require collateral for accounts receivable.

     chinadotcom maintains cash and cash equivalents with various financial institutions in Australia, Hong Kong, Japan, South Korea, the PRC, Taiwan, Singapore, the United Kingdom and the United States. chinadotcom’s policies are designed to limit exposure to any one institution. chinadotcom performs periodic evaluations of the relative credit standing of those financial institutions that are considered in its investment strategy.

     In connection with its sale of software products and enterprise software business, chinadotcom may purchase from vendors and then resell to customers. Typically the payment terms for the third party software are 60 days from the date of invoice, but in some cases payment may be required upon delivery. If the customers do not pay the full amount invoiced by chinadotcom, which may occur, for example, if the customer files for bankruptcy, chinadotcom may not collect sufficient funds from customers to cover the original cost of the third party software that chinadotcom has already purchased, or if chinadotcom cannot collect funds from its customers in a timely manner, which may occur, for example, if the customer is experiencing issues with respect to its own collections or other cashflow issues, chinadotcom may not generate sufficient cashflows to cover the original purchase price of third-party products.

Business risks

     chinadotcom’s top 10 customers accounted for 30%, 9% and 14% of revenues for the years ended December 31, 2000, 2001 and 2002, respectively. Percentage of revenues generated from the top 10 customers increased between 2001 and 2002 due to the addition of several large governmental contracts, including a contract with the Department of Trade and Industry in the United Kingdom. No single customer accounted for 10% or more of the revenues during any of years ended December 31, 2000, 2001 or 2002.

Currency risks

     The functional currency for chinadotcom’s operations is the respective currency of the countries in which the operation is located. There were no material operating trends or effects on liquidity as a result of fluctuations in currency exchange rates. chinadotcom does not, in the normal course of business, use any types of derivatives to hedge against foreign currency fluctuations, nor does chinadotcom speculate in foreign currency. However, some of its business is transacted in Renminbi, or RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. This serves to minimize foreign currency translation loss and risks associated with RMB currency fluctuations, although there is a minimal associated cost.

Inflation and changing prices

     chinadotcom does not anticipate any material impact on its net sales and revenues, or on its income from continuing operations as a result of the impact of inflation and changing prices.

Liquidity and capital resources

     Since July 1999, chinadotcom has financed its operations and met its capital expenditures and commitments from the net proceeds of its private placements, its July 1999 initial public offering, its second public offering in January 2000 and its March 2000 initial public offering for hongkong.com Corporation, as well as the interest income derived from investing such proceeds in debt securities.

Cash from operating activities

     chinadotcom had positive operating cash flow of US$4.8 million for the first nine months of 2003 compared to positive operating cash flow of US$13.5 million for the nine months ended September 30, 2002. The positive cash flow from operations is attributable principally to the net income of US$11.5 million in the first three quarters of 2003. As described above, the significant reduction in net losses was attributable to many factors, including acquisitions of profitable businesses and discontinuation of non-performing operations. Adjustments for certain non-cash items including depreciation, amortization, stock option compensation expense, net investment impairment, net goodwill and intangible asset impairment restructuring costs and other non-cash items, contributed towards a positive operating cash flow of US$4.8 million in the nine month period ended September 30, 2003.

Cash from investing activities

     Net cash provided by investing activities was US$105.3 million in the nine-month period ended September 30, 2003, which was mainly net proceeds from disposal of available-for-sale securities of US$449.8 million. During the first three quarters of 2003, US$17.6 million was used for the acquisitions of subsidiaries, including US$14 million as the first installment for the purchase of Newpalm and US$3.6 million for the purchase of Praxa.

     Net cash used in investing activities was US$8.8 million for fiscal year 2002 and US$120.5 million for fiscal year 2001. During 2002, chinadotcom used US$18.9 million to expand its business in the Asia-Pacific region, which included US$5.5 million used for property and equipment and US$4.6 million used for the acquisitions of OpusOne Technologies, IncNet, and Ion Global. In addition, chinadotcom used US$8.8 million to make the final installment payment for the purchase of the URLs www.china.com, www.taiwan.com, and www.hongkong.com.

Cash used in financing activities

     During the first nine months ended September 30, 2003, cash flows used in financing activities of US$64.9 million consisted primarily of repayment of bank loans of US$76.6 million and US$11 million used in the purchase of treasury stocks and an issuance of share capital of US$7.9 million.

     Negative cash flow from financing activities of US$111 million during the same period in 2002 was due to net repayment of bank loans of US$106 million and US$5.5 million used for the purchase of treasury stocks.

     chinadotcom’s financing activities over the last three years include:

•	US$303.9 million from its sale of the equivalent of 7,626,000 common shares in its January 2000 second public offering;

•	US$168.5 million from its sale of 18% of its subsidiary, hongkong.com Corporation in its March 2000 initial public offering on GEM;

•	US$125.0 million from its bank repurchase facilities in 2002; and

•	US$12 million from its bank repurchase facilities in January 2003 which was repaid in February 2003.

     On October 3, 2000, chinadotcom filed with the Commission, its registration statement on Form F-3 relating to the sale of 3,314,685 common shares. chinadotcom did not receive any proceeds from the sale of those registered shares as they were sold for the account of selling shareholders.

     On January 12, 2001, its registration statement on Form F-4 was declared effective relating to 15 million common shares, par value US$0.00025 per share, that may be offered and issued from time to time in connection with acquisition of other businesses, assets or securities. chinadotcom does not expect to receive any proceeds from the sale of these registered shares as the subsequent sales will be solely to and for the accounts of the selling shareholders, if any.

     chinadotcom currently anticipates the net proceeds from its financing activities to date, including the interest income derived from previous capital raising exercises and the available funds and cash flows generated from its operations, will be sufficient to meet its anticipated needs for working capital, capital expenditures and business expansion in the near future. chinadotcom may need to raise additional funds, however, in order to:

•	fund further expansion and acquisitions;

•	develop new or enhanced services or products;

•	respond to competitive pressures; and/or

•	acquire complementary operations, products, business or technologies.

Commitments, leases and long-term contracts

     As of December 31, 2002, chinadotcom had future minimum office rental and telephone line lease payments under non-cancelable operating leases of US$1.5 million in 2003 and US$0.2 million in 2004.

Liquidity

     As of September 30, 2003 chinadotcom had US$78.3 million in cash and cash equivalents, US$59,000 of restricted cash which consisted of time deposits pledged for utilities, and approximately US$356.4 million mainly invested in available-for-sale securities issued by U.S. government-sponsored enterprises, international corporations and commercial banking institutions.

     chinadotcom’s primary liquidity source is the interest income generated from its cash holdings and debt securities, which can fluctuate according to the composition of its investment portfolio. In addition, chinadotcom has primary lines of credit with two commercial banks through its repurchase facilities, which in the aggregate enable chinadotcom to borrow up to US$400 million on such terms as chinadotcom and the banks may mutually agree. As of September 30, 2003, chinadotcom has drawn an aggregate amount of US$64.0 million against these lines of credit, US$54.0 million of which is repayable within twelve months from September 30, 2003 and US$10.0 million of which is repayable through 2005. In addition, certain of its operating companies maintain usual and customary lines of credit and over-draft protection accounts with banks to meet their operating needs.

     In August 2001, each of chinadotcom and its subsidiary, hongkong.com Corporation, entered into a Global Master Repurchase Agreement with Fortis Bank nv-sa, an AA- rated bank (as rated by Standard & Poor’s) to establish a repurchase facility which enables chinadotcom to draw down via Fortis Bank, Hong Kong Branch up to US$250 million in funding for a one year term. The Fortis Bank facility has been renewed for 2003. In addition, another repurchase facility with similar terms was negotiated with DBS Bank, allowing chinadotcom to draw down up to US$150 million for a three-year term. Both facilities were established to provide chinadotcom with a source of reasonably priced capital to give it flexibility to finance operational working capital requirements, acquisitions, as well as its treasury management program, without having to liquidate its investment portfolio at short notice. Under these repurchase facilities, any draw down requires chinadotcom to sell certain debt securities to the bank at a certain price, and the bank agrees to sell back to chinadotcom the same securities at the same purchase price at a later date. The repurchase dates are set in three-or six-month intervals for an entire term of one year or three years, depending on which facility is drawn. In effect, the bank retains title to chinadotcom securities as collateral to enable chinadotcom to draw down up to a total of US$400.0 million.

     Under chinadotcom’s Repurchase Agreement with Fortis Bank, chinadotcom sold certain of its debt securities to Fortis Bank at a discounted price, and the bank agreed to sell back to chinadotcom at that same discounted price the same debt securities at a later date. Either party with a net exposure from the transaction arising from fluctuations in the market value of the debt securities may request the other party to make a cash or transfer of acceptable debt securities at least equal to that net exposure. During the period between the date that chinadotcom sold the debt securities to the bank and the later date it repurchased such securities, the bank has agreed to pay to chinadotcom any income in respect of the debt securities, and chinadotcom has agreed to pay interest to the bank at LIBOR plus a spread per annum.

     Under chinadotcom’s Swap Agreement with DBS Bank, chinadotcom transferred securities and financial instruments to the bank in exchange for cash, and concurrently, chinadotcom agreed to reacquire the securities and financial instruments at a future date for an amount equal to the cash exchanged plus an interest factor. The Swap Agreement permits chinadotcom to elect net cash settlement upon termination of the total return swap transaction. During the period between the date chinadotcom transferred the securities and financial instruments and date it reacquires them, which is three calendar years, the bank has agreed to pay to chinadotcom any income in respect of the securities transferred and chinadotcom has agreed, in turn, to pay the bank a price differential calculated on the cash exchanged multiplied by LIBOR plus a spread per annum.

     During the period after chinadotcom has sold the debt securities to the bank and before chinadotcom buys back the same debt securities, chinadotcom considers such debt securities to be restricted debt securities. As of September 30, 2003, chinadotcom held US$65.2 million of restricted debt securities under its Repurchase Agreement with Fortis Bank and US$11.9 million of restricted debt securities under its Swap Agreement with DBS Bank.

Capital Expenditures

     chinadotcom’s total capital expenditures amounted to US$14.5 million and US$13.9 million in the first three quarters of 2003 and 2002 respectively. The primary capital expenditure in each of those years was the purchase of computers, servers and network equipment, and other items related to the expansion of its business network across the Asia-Pacific region, the United States and the United Kingdom.

     chinadotcom has funded its operations and capital expenditures entirely through funds raised from its shareholders, including private rounds of financing prior to its initial public offering in July 1999 and a secondary offering in January 2000 For the foreseeable future chinadotcom anticipates that it will fund operations and capital expenditures primarily by applying the cash holdings still available to chinadotcom from the proceeds of its equity offerings.

Contractual Obligations and Other Commitments

     Total long-term bank loans amounted to US$17.7 million at September 30, 2003. Freehold land and buildings with a carrying amount at September 30, 2003 of US$2.5 million are pledged as collateral to secure the mortgage loans. The weighted average interest rates on long-term bank loans as of December 31, 2002 was 2.1% compared to 4.1% as of December 31, 2001. The decline was attributable to an overall decline in interest rates.

     As of September 30, 2003, chinadotcom had future commitments relating to the acquisition of Palmweb Inc for US$41 million and Praxa Limited for US$2.9 million. Under the terms of the share purchase agreement for Praxa between chinadotcom and Mantech Australia, chinadotcom agreed to pay up to $6.4 million in cash for the common shares of Praxa. chinadotcom paid $3.5 million in cash to Mantech Australia in February 2003 at the time of acquisition. The remaining amount of cash consideration to be paid, up to a maximum of $2.9 million, will depend upon Praxa’s earnings before interest, tax, depreciation and amortization for the year ended December 31, 2003. In the event Praxa’s EBITDA for 2003 multiplied by 3.004 is greater than USD 6,400, then chinadotcom is required to pay $2.9 million to Mantech Australia. In the event Praxa’s EBITDA for 2003 multiplied by 3.004 is less than $6.4 million, then chinadotcom is only required to pay to Mantech Australia the difference between $2.9 million minus the difference between $6.4 million minus such product, such amount not to be less than zero. On March 17, 2003, a wholly-owned subsidiary of chinadotcom entered into a share purchase agreement to acquire 100% of Palmweb which owns Newpalm (China) Information Technology Co., Ltd, a short message service mobile software platform developer and application service provider in China. Consideration for the acquisition of the shares of Palmweb consisted of cash to be paid in three installments:

(i)	$14.0 million paid at closing in April 2003;

(ii)	an amount of cash equal to the 2003 audited net income of Palmweb multiplied by 3.56918 to be paid within 15 days of Palmweb’s delivery of the 2003 audited financial statements; and

(iii)	an amount of cash equal to the 2004 audited net income of Palmweb multiplied by 1.13082 to be paid within 15 days of Palmweb’s delivery of the 2004 audited financial statements,

provided that the total consideration paid in aggregate is not to exceed $55.0 million.

     On January 21, 2004, the balance of the purchase price in relation to the acquisition of Palmweb was finalized at US$41 million.

     In addition, chinadotcom has commitment for US$2.95 million loan pursuant to a Loan Agreement — Fully Drawn Advance Facility dated as of February 12, 2003.

     On September 9, 2003 CDC Software, a wholly-owned subsidiary and software unit of chinadotcom corporation, announced the acquisition of a majority stake of IMI, a leading provider of supply chain management solutions in the United States and Europe.

     chinadotcom’s stake in IMI resulted from CDC Software’s purchase of a 51% interest of Cayman First Tier, the holding company organized in the Cayman Islands which owns 100% of IMI. The remaining 49% is held by Symphony Technology Group, or Symphony, a Palo Alto, California-based private equity firm focused on enterprise software and services, which previously owned 100% of IMI. In consideration for the 51% stake, CDC software has agreed to invest US$25 million into Cayman First Tier, and has also agreed to finance a loan facility for Cayman First Tier of up to a further US$25 million. All funds into Cayman First Tier will be used primarily for further expansion in the supply chain management software sector via acquisitions, strategic investments and organic growth. Additional terms of the transaction designate CDC Software as the master distributor for IMI’s software products in China as well as an outsourcing partner for IMI.

     Pursuant to a definitive agreement entered on September 4, 2003 and amended on January 7, 2004 between Ross, chinadotcom and CDC Software Holdings, chinadotcom proposes to acquire Ross for approximately $68.3 million in consideration. Under the amended merger agreement, stockholders of Ross will receive $19.00 in a combination of cash and chinadotcom common shares for each share of Ross common stock. As a result of the amended merger agreement, at the closing of the merger, Ross stockholders will receive, for each share of Ross common stock, $5.00 in cash and a number of chinadotcom shares equal to $14.00 divided by the average closing price of chinadotcom shares for the 10 trading days preceding the second trading day before the closing date. Moreover, if the average price of chinadotcom shares is below $8.50, the amended merger agreement permits chinadotcom to elect to increase the amount of cash that Ross common stockholders will receive and decrease the number of chinadotcom shares that Ross common stockholders will receive. In such case, Ross common stockholders still would receive $19.00 in a combination of cash and chinadotcom shares for each share of Ross common stock, but would receive more than $5.00 in cash per share and less than $14.00 worth of chinadotcom shares for each Ross common share. Under the amended merger agreement, stockholders of Ross, at their sole option, may elect within ten business days following the closing to receive $17.00 in cash per share of Ross common stock in place of the combination of cash and chinadotcom shares described above.

     On December 8, 2003, chinadotcom announced that it had signed a definitive agreement to acquire Pivotal by way of either an all-cash or a cash-and-stock transaction. Pivotal is expected to present the agreement for Pivotal shareholders to vote in a shareholders meeting expected to be scheduled in February 2004. Pivotal is a leading international Customer Relationship Management (“CRM”) company that provides a complete set of highly flexible, powerful CRM applications and implementation services for mid-sized enterprises, licensed to over 1,600 clients worldwide. Under the terms of the signed, definite agreement to acquire Pivotal, CDC Software is offering to acquire all of the outstanding shares of Pivotal under a plan of arrangement that will, subject to certain conditions, permit Pivotal shareholders to elect to receive, for each Pivotal share, either (1) US$2.00 in cash, for a total consideration including related expenses of approximately US$55 million; or (2) US$2.14 comprised of US$1.00 cash plus US$1.14 of common shares of chinadotcom corporation, for a total consideration including related expenses of approximately US$59 million, with a maximum approximately 3.4% increase in chinadotcom’s common shares outstanding; the value of the share portion of this option will be calculated using the average closing price of the chinadotcom shares on the Nasdaq National Market over the ten trading day period ending two days prior to closing, and there are no caps or collars applicable to the calculation.

Financial Accounting Policies and Estimates

     chinadotcom’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires chinadotcom to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, chinadotcom evaluates its estimates, including those related to goodwill and intangible assets, investment, revenue recognition, accounts receivable and allowance for doubtful accounts. chinadotcom bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     chinadotcom believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue recognition

     chinadotcom generates revenues from three primary sources: software and consulting services, advertising and marketing services and mobile services and applications. Revenue is recognized in accordance with accounting principles generally accepted in the United States, or GAAP. The specific literature chinadotcom follows in connection with revenue recognition are the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101) “Revenue Recognition in Financial Statements”, the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”, and in certain instances, the American Institute of Certified Public Accountants SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. chinadotcom recognizes revenue when it has persuasive evidence of an arrangement, the product has been shipped or the services have been delivered, the price is fixed or determinable and collectibility is reasonably assured. In addition to these basic criteria, the following are the specific revenue recognition policies followed for each major stream of revenue by reporting segment.

     Revenues in the software and consulting services segment are derived from the design, development and integration of Internet Web sites, the outsourcing of information technology consultants and the sale of software products.

     The majority of engagements in the software and consulting services segment are for the design, development and integration of internet web sites. These projects are usually fixed price and most have durations of six months or less. Customers enter into contractual arrangements with chinadotcom that specify the required web design features and layout, functionality, implementation services required, expected deliverables, pricing, payment terms and project timetable. Invoicing and payments are usually made throughout the term of the project in accordance with the contractual terms. The majority of projects include acceptance clauses requiring customers’ sign off at the conclusion of the project. The arrangements allow the customer to withhold 10% of the total project cost as a retention until sign off and acceptance is obtained. Historically, chinadotcom has not experienced projects where sign off or acceptance has been withheld by a customer resulting in a material loss on a project. In limited situations, chinadotcom receives change orders from customers in which case each change order request is assessed its impact on the existing arrangement, and contract revenues and costs are only adjusted after both parties agree to the changes. chinadotcom also receives change orders which result in the initiation of a separate project.

     Revenues from the design and development of internet web sites and the integration of those web sites with clients’ computer systems are recognized using contract accounting. In order to calculate the amount of revenue earned, chinadotcom uses the cost-to-cost percentage-of-completion method whereby amounts recognized are calculated by reference to the hours incurred as a percentage of the total estimated hours to complete the project. chinadotcom uses this input method to calculate revenues because historical experience has demonstrated that it produces a reliable indication of the progress on each engagement. Estimates of total projected contract costs are re-evaluated on a regular basis and, if appropriate, revised. Any adjustments to revenue due to changes in estimates are accounted for in the period of the change in estimate. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. Historically, chinadotcom has not experienced material losses on fixed-price contracts. The majority of chinadotcom’s contracts are short term in duration, and use of the completed contract method would not result in a material difference in revenue earned.

     chinadotcom provides maintenance services related to internet web sites. Maintenance services related to internet web sites involves support in connection with non-significant customer requested changes to web site functionality, updates to web site information, and telephone support for web site administrators. Revenues from internet web site maintenance agreements are deferred and recognized ratably over the term of the related agreements which are usually for periods of six months or one year.

     Outsourcing of information technology consultants involves contractual time and material outsourcing agreements whereby consultants are provided at agreed-upon billing rates for customers to deploy on their own internal projects. Revenues from time and materials outsourcing contracts are recognized as the services are delivered assuming all other basic criteria for revenue recognition have been met.

     Revenue from the sale of software products often includes a combination of hardware, software, training and maintenance services. chinadotcom allocates the arrangement fee in these multi-element deals to each individual element using its fair value as determined by “vendor specific objective evidence”. Vendor specific objective evidence of fair value is determined by the customary price charged for each element when sold separately after the application of any standard approved discount. Where fair value exists for all undelivered elements of the arrangement, chinadotcom applies the “residual” method of accounting and defers revenue allocated to the undelivered elements whilst recognizing the residual revenue allocated to the delivered elements. In the absence of vendor specific objective evidence for any undelivered element, chinadotcom defers the entire arrangement fee and recognizes revenue when all undelivered elements are delivered assuming all other basic criteria for revenue recognition have been met.

     Revenues related to training services for software products are deferred and recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met. Where training services are sold as part of a multi-element deal, those services are evaluated, on a case-by-case basis, to determine whether they are essential to the functionality of the other elements of the arrangement. In cases where training services are considered essential to the functionality of the other elements of the arrangement, revenue from the total arrangement is deferred and recognized as the training services are delivered.

     Revenues related to maintenance agreements on software products are deferred and recognized ratably over the term of the agreement which is normally one year.

     Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenues are recorded. Such provisions are calculated after considering relevant historical data.

     Advertising and marketing services revenues are derived from the sale of online banner advertising, sponsorships, direct mailings and offline advertising campaigns.

     Online banner advertising revenues are derived from short-term advertising contracts (normally less than 90 days) in which customers’ advertisements are placed on web sites for a set period of time or for a set number of impressions. Impressions are defined as the number of times that an advertisement appears on a selected web page. Customers typically identify the web sites they wish their advertisements to be displayed on, and in certain situations, the advertisements are also displayed on chinadotcom’s own or affiliated company web sites. Revenues from online banner advertising are recognized in the period in which the advertisement is displayed at the lesser of the ratio of impressions delivered over total guaranteed impressions or ratably over the term of contract.

     Sponsorship revenues are derived from advertisements placed on chinadotcom’s own or affiliated company web sites and are usually for longer display periods than online banner advertisement agreements, but normally do not exceed one year. Sponsorship revenues are recognized ratably over the term of contracts, assuming all other basic criteria for revenue recognition have been met.

     Direct mailing revenues are derived from targeted advertising campaigns. chinadotcom transmits the advertisements in either electronic or hard copy form to the target profile or market. On occasion, chinadotcom may also assist with the design of the advertisements. Revenues from direct mailing are recognized when the advertisements are sent, assuming all other basic criteria for revenue recognition have been met.

     Offline advertising revenues are derived from the production and placement of advertisements in magazines and publications for the travel and tourism industry. Revenues are realized when the advertisements are published, assuming all other basic criteria for revenue recognition have been met.

     chinadotcom pays web sites for providing advertising space and becomes obligated to make the payment in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations.

     Certain subsidiaries of chinadotcom act as advertising agents for their customers, and the related revenues derived from these agreements are recorded net in the consolidated statement of operations.

     chinadotcom pays affiliated web sites a percentage of advertising revenue, ranging from 50% to 85%, in exchange for providing advertising space to chinadotcom’s network. chinadotcom becomes obligated to make payments to such affiliated web sites in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations. chinadotcom records the revenue on a gross basis since it is responsible for fulfillment of the contract, including the selection of the website, arrangement of the ad placement and acceptability of the ad. In addition, chinadotcom assumes the credit risk for the amount billed to the customer and owed to an affiliated web site after the web site performs, regardless of whether chinadotcom fully collects the sales price from the customer.

     chinadotcom’s mobile services and applications segment derives revenues from the provision of value added short messaging services, or SMS, such as dating and friends matching, e-mail, ring tone and logo downloads and various other related products to mobile phone users. chinadotcom relies on mobile network operators in China to transmit the SMS messages and bill mobile phone users for SMS fees on a monthly or per message basis.

     SMS service revenues are recognized in the month in which the services are performed, assuming all other basic criteria for revenue recognition have been met. chinadotcom books revenues on a monthly basis based upon confirmations from the network operators. At the end of each reporting period, where an operator fails to provide chinadotcom with a monthly statement confirming the amount of SMS charges billed to their mobile phone users for that month, chinadotcom uses information generated from its own internal system and historical financial data to make estimates of the billing reconciliation rate and collectable SMS fees, and revenues are accrued accordingly. Revenues for each month are adjusted upon the eventual receipt of the statement stating the actual amount of SMS charges billed by the operator for that month.

     Revenues from SMS services are recognized net of the mobile phone operator’s share of revenue and uncollectible amounts because chinadotcom considers the operators to be the primary obligors in the information transmission and delivery process. The network operators are the primary obligor in the arrangement. The mobile phone operators are responsible for fulfillment, including the transmission of the SMS messages to the end users. chinadotcom is transparent to the mobile phone users because it provides the services through the mobile phone operators. The amount chinadotcom earns is a fixed amount per message. chinadotcom has no discretion over pricing of the services. Under arrangements with each mobile phone operator, changes require both parties’ approval. chinadotcom has no discretion over supplier selection since there are currently only two mobile phone operators in China, and all SMS services must be routed through their networks.

Goodwill and intangible assets

     Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. Effective January 1, 2002, chinadotcom adopted SFAS 142, Goodwill and Other Intangible Assets. In accordance with SFAS 142, chinadotcom ceased amortizing goodwill and performed a transitional test of goodwill as of January 1, 2002. SFAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and, in certain circumstances, between annual tests. The test involves a two-step process. The first step involves comparing the fair value of the reporting unit with the reporting unit’s carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, chinadotcom performs the second step of the test to determine the amount of impairment loss. Fair value is allocated to the reporting unit’s assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. This implied fair value is then compared with the carrying amount of the reporting unit’s goodwill, and if it is less, chinadotcom would then recognize an impairment loss. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over a period of two to five years. The carrying value of goodwill was reviewed for possible impairment whenever events or changes in circumstances indicated that an impairment might exist.

     chinadotcom’s intangible assets represent trademarks, service marks, Uniform Resource Locators, or URL, software applications and programs, and customer databases. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic life of the respective assets. chinadotcom has registered certain trademarks, service marks and domain names with the United States Patent and Trademark Office and in other jurisdictions. chinadotcom believes the service marks and domain names are of material importance to its business and have an estimated useful life of twenty years. Accordingly, these trademarks, service marks and domain names are amortized on a straight-line basis over a period of twenty years. chinadotcom has purchased certain software programs and customer databases as a result of acquisitions. chinadotcom considers the software applications and customer databases will generate revenues for it for three years. Accordingly, these software applications and programs and customer database are amortized on a straight-line basis over a period of three years. chinadotcom annually reviews and adjusts the carrying value of purchased intangible assets if the facts and circumstances suggest purchased intangible assets may be impaired. If this review indicates purchased intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the acquired entity over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows.

Investments

     Debt and marketable equity investments which represent available-for-sale securities are stated at fair value. Unrealized holding gains or losses, net of tax, on available-for-sale securities are included in a separate component of shareholders’ equity. Realized gains and losses and decline in value judged to be other than temporary on available-for-sale securities are included in gain/loss on disposal of available-for-sale securities and impairment of available-for-sale securities, respectively. The cost of securities sold is based on the first-in, first-out method. Interest and dividends on securities classified as available-for-sale are included in interest income and other income, respectively.

     All other investments, for which chinadotcom does not have the ability to exercise significant influence and there is not a readily determinable market value, are accounted for under the cost method of accounting. Dividends and other distributions of earnings from investees, if any, are included in income when declared. chinadotcom periodically evaluates the carrying value of its investments accounted for under the cost method of accounting, and declines in value are included in impairment of cost investments.

     When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Company evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the financial condition and prospects of the investment’s region and industry, and the Company’s investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment.

Accounts receivable and allowance for doubtful accounts

     The allowance for doubtful accounts is established when factors indicate collection from customers is no longer reasonably assured. Factors that may indicate a change in probability of collection include customer liquidity difficulties, continuing billing disputes, customer bankruptcy or litigation. Allowances are made based upon regular reviews of all significant outstanding invoices and, in addition, invoices not specifically reviewed are provided for at differing rates, based upon the age of the receivable. The determination of these rates is based upon chinadotcom’s historical collection experience and assessment of the economic environment in which the customer is situated. Receivables more than 180 days past due are automatically reserved unless collection is deemed probable. If the assessments made and historical data used to calculate the allowance for doubtful accounts does not reflect the ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed, and the future results of operations could be materially affected.

     Provision for bad debt expenses were US$3.0 million, US$3.1 million and US$4.3 million for the three years ended December 31, 2000, 2001 and 2002, respectively. Ratios of provision for bad debt expenses to total revenue were 2.46%, 4.04% and 6.75% for the three years ended December 31, 2000, 2001 and 2002, respectively. The increasing ratio of bad debt expenses in the past three years was due to the general economic downturn and the increasing sales in China. Credit assessment work is more difficult to perform accurately in China because of less credit rating in information available as compared to other parts of the world.

Accounting Treatment of the Business Combination

     chinadotcom will account for the business combination in its financial statements prepared in accordance with US GAAP using the purchase method of accounting pursuant to Statement of Financial Accounting Standards No. 141,

“Business Combinations.” The assets acquired and liabilities assumed from Ross and IMI will be recorded at their fair values as of the date of the business combination. Any excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets acquired will be recorded as goodwill. The results of operations of Ross and IMI will be included in chinadotcom’s results of operations from the date of the closing of the business combination. A final determination of the required purchase accounting adjustments and the fair value of the assets and liabilities of chinadotcom has not yet been made.

Impact of Certain Recently Issued Accounting Standards

     In April 2002, the Financial Accounting Standards Board, or FASB, issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board, or APB, Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Gains or losses from extinguishment of debt that do not meet the criteria of APB 30 should be reclassified to income from continuing operations in all prior periods presented. chinadotcom adopted SFAS 145 effective January 1, 2002, and expects the adoption to have no material effect on its results of operations and financial condition.

     In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force, or EITF, Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 supersedes EITF Issue No. 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 were effective for chinadotcom in 2002. chinadotcom does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

     In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. chinadotcom is currently evaluating the effect that the adoption of EITF 00-21 will have on its results of operations and financial condition.

     In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. chinadotcom does not expect the adoption of FIN 45 will have an impact on its consolidated financial position and results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. chinadotcom is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

     In April 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS No. 149 amends SFAS No. 133 as a result of decisions previously made as part of the Derivatives Implementation Groups decision, which are already effective and should continue to be applied in accordance with their prior respective effective dates. chinadotcom does not expect the adoption to have a material effect on its results of operations or financial condition.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Instruments that are indexed to and potentially settled in an issuer’s own shares that are not within the scope of SFAS No. 150 remain subject to existing guidance. SFAS No. 150 must be applied immediately to instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of that beginning of the first interim financial reporting period beginning after June 15, 2003. chinadotcom does not expect the adoption to have a material effect on its operations or financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     You should read the following discussion of chinadotcom’s Quantitative and Qualitative Disclosures about Market Risk together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and with the consolidated financial statements and the related notes included elsewhere in this report on Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties.

     Chinadotcom is continuing its active treasury management program, which commenced during 2001 with chinadotcom’s entry into a Repurchase Agreement with Fortis Bank and a Total Return Swap Transaction Agreement with DBS Bank. Under these repurchase agreements, chinadotcom may borrow as of September 30, 2003 up to US$400 million on such terms as chinadotcom and the banks may mutually agree. As of September 30, 2003, an aggregate of US$64.0 million was outstanding under chinadotcom repurchase facilities with US$54.0 million outstanding under its Repurchase Agreement and US$10 million outstanding under its Swap Agreement. Some of the borrowed proceeds have been used to invest in debt securities as part of chinadotcom’s treasury management program. Approximately US$39.0 million under such facilities are due in 2003.

     chinadotcom’s treasury management program and its repurchase facilities are subject to market risk. Further, it is affected by market risks in respect of its shareholdings in publicly listed companies and foreign exchange risk.

Credit Default and Investment Risk

     When chinadotcom purchases debt securities as part of its treasury management program, it is subject to risks that can reduce the value of its investments. Historically, the fluctuation in value of chinadotcom’s debt portfolio as a whole has not exceeded 5%, although there can be no assurance that the value of its portfolio, or even the mark to market or actual loss, will not exceed 5%, either as a whole or with respect to any individual debt security. The primary factors that can cause significant fluctuations or a decline in the fair market value of chinadotcom’s investments include:

•	the issuer’s actual or perceived credit quality following changes in its debt to equity ratio;

•	increased writedowns for goodwill or intangible assets;

•	declining revenues or earnings that fall short of expectations; and

•	inability to comply with financial instrument covenants.

     These and other indicators could reduce the value of chinadotcom’s investments due to:

•	reduced liquidity;

•	ratings downgrades, or a negative outlook by credit agencies;

•	a decline in the price of an issuer’s equity or debt securities; or

•	an issuer being placed on CreditWatch.

     While all of chinadotcom current investments in debt securities are investment grade, there can be no assurance that the issuers of those securities will not default on their obligations or their ratings will remain investment grade. A debt security may remain an investment grade instrument, but events such as those listed above could cause the value of that debt security to decline. In such an instance, chinadotcom would suffer either an actual loss if it was to sell the debt security or a mark to market loss if the fair market value were to be less than its purchase price for six or more consecutive months. As of September 30, 2003, a value of approximately US$0.7 million has been recorded in “accumulated other comprehensive income” in the shareholder’s equity item in chinadotcom’s consolidated balance sheet, reflecting an aggregate appreciation in fair market value of its debt portfolio compared to date of investment. Approximately 18% of chinadotcom debt portfolio is currently trading below investment cost.

     chinadotcom is exposed to the risk of default by the issuers of its debt securities. chinadotcom can quantify the risk by dividing its debt securities portfolio into the four primary risk categories based on the Standard and Poor’s credit ratings of the debt issuers as of each of June 30, 2003 and September 30, 2003. Even if an issuer did not default, but the market perceives an increased likelihood of a default, chinadotcom may suffer a principal loss if it sold a debt security of such issuer under unfavorable market circumstances. The table below shows the value of chinadotcom’s debt securities as of each of June 30, 2003 and September 30, 2003 as categorized based on ratings assigned to our debt securities by each of Standard & Poor’s and Moody’s Investors Service. The discrepancy in value as between the two rating agencies is due to the fact that certain issuers are “split-rated” as between the respective ratings assessed by Standard & Poor’s and Moody’s Investors Service.

Rating (Standard & Poor's)	AAA	AA	A	BBB	Total
Amounts of debt securities outstanding as of June 30, 2003 (in US$ millions)
Moody’s Investors Service	330.4	0.0	0	20.0	350.4
Standard & Poor’s	330.4	0.0	0.0	20.0	350.4
Amounts of debt securities outstanding as of September 30, 2003 (in US$ millions)
Moody’s Investors Service	336.2	0	0	20.0	356.2
Standard & Poor’s	336.2	0	0	20.0	356.2

     With respect to chinadotcom’s US$20.0 million investment in Centauri Fund (currently rated Baa2 by Moody’s Investors Service and BBB by Standard & Poor’s), a bond fund managed by a third party professional manager, it is also exposed to external management risk, and it relies on the professional skills of the fund manager to deliver its target interest income. There can be no assurance that chinadotcom will achieve its interest income target. Also, its investment in the Centauri Fund is highly illiquid and could be difficult to realize prior to first available redemption in 2006.

Interest Rate Risk

     chinadotcom is exposed to risk related to fluctuations in interest rates, as determined principally by the U.S. Federal Reserve Board changing of short-term interest rates. This is reflected in related changes in U.S. Treasuries and Libor interest rates and relates to its investment in debt securities issued by the U.S. government, U.S. and foreign investment-grade corporations and by U.S. government sponsored enterprises (such as the Federal National Mortgage Association, or “Fannie Mae,” and the Federal Home Loan Mortgage Corporation, or “Freddie Mac”). As of September 30, 2003, chinadotcom has invested US$356.2 million in fixed and floating rate debt securities which included US$77.1 million of restricted debt securities set aside as collateral pursuant to US$64.0 million in drawdowns under its repurchase facilities. chinadotcom values its debt securities according to their fair market value. Debt securities with a fixed rate coupon having relatively long maturities are subject to interest rate expectations, and their values are generally likely to fall if interest rates are expected to increase. This also applies to the fixed-spread portion of its investments in floating rate debt securities, impacting the value of its floating rate securities. Debt securities that use interest rate indices such as LIBOR as a reference are exposed to any expectation of rising interest rates and may suffer significant mark to market losses in an adverse interest rate environment. If chinadotcom was to sell such securities under adverse interest rate conditions, it could suffer significant loss of principal. Historically the fluctuation in value of its debt portfolio has not exceeded 5%, although there can be no guarantee that its portfolio will not undergo greater fluctuations in future.

     chinadotcom’s future interest income may decline due to a decrease in interest rates or the replacement of existing securities with lower yielding securities, either to shorten the maturity of the portfolio, or to reduce credit risk exposure, or both. In addition, chinadotcom may receive no coupon from debt investments if interest rates rise over certain predetermined benchmarks as set forth below under “— Negative Interest Rate Differential.”

     If interest rates decrease, it is possible that issuers of debt securities with the right to “call” such instruments might exercise their right to ‘call’ (namely exercise the right to buy back their debt at predetermined dates prior to their maturity date at the original issue price, or ‘par’). If this were to happen chinadotcom’s portfolio yield would potentially decrease and it might have to reinvest this portion of the portfolio in new investments at lower interest rates.

Negative Interest Rate Differential

     To enhance its interest income, chinadotcom has borrowed from its collateralized repurchase facilities to invest in fixed rate AAA-rated debt securities issued by U.S. government sponsored enterprises. As of September 30, 2003, chinadotcom has borrowed US$49.0 million from its repurchase facilities for this purpose. Because of the very low interest rate environment, chinadotcom expects that the debt securities purchased with proceeds from the repurchase facilities will pay a coupon substantially higher than it would otherwise received. However, chinadotcom may be exposed to the risk of a negative interest rate differential, or ‘negative carry’ situation, if interest rates rise.

Risks Related to the Repurchase Facilities

     Use of the repurchase facilities with Fortis Bank and DBS Bank creates the following three primary risks for chinadotcom:

•	The risk associated with increased leverage, which includes chinadotcom’s ability to pay back the borrowed funds in a timely manner without which may cause it to liquidate a portion of its treasury portfolio at a time where it may need to incur losses on the sale of sufficient debt instruments to repay the borrowing.

•	By setting aside debt securities as collateral under either repurchase facility, chinadotcom incurs the risk that if the banks themselves were to undergo an insolvency event, it could lose all or part of its debt securities set aside at such time with the bank. Currently, Fortis’ credit rating is AA- by Standard & Poor’s and Aa3 by Moody’s Investors Service and DBS Bank’s credit rating is A+ by Standard & Poor’s and Aa2 by Moody’s Investors Service.

•	The interest that chinadotcom pays under its repurchase facilities is dependent upon Libor and therefore, its future interest expenses with respect to any amounts drawn down under the repurchase facilities may exceed its expectations due to changes in interest rates. For example, if Libor rises extremely rapidly over the next few years, interest expenses will rise commensurately.

Equity Price Risk

     As of September 30, 2003, chinadotcom had US$1.2 million invested in shares of publicly listed companies. The table below presents the carrying amounts and fair values of chinadotcom’s investment in shares of publicly listed companies, which are held for non-trading purposes. The amount of the carrying value is the same as the fair value because chinadotcom has marked to market the carrying amount of its investments as at the end of the period.

	June 30, 2003		September 30, 2003
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Available-for-sale equity securities (US$ million)	2.2	2.2	1.2	1.2

Foreign Currency Risk

     Approximately 78% of chinadotcom’s revenues for the year ended December 31, 2002 was derived from its Asia subsidiaries, which conducted their businesses and also incurred expenses in their local currency. chinadotcom does not use any derivatives to hedge against foreign currency fluctuations. As exchange rates in these Asian currencies vary, chinadotcom’s revenues and operating results, when translated, may be adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on chinadotcom’s financial results for the year ended December 31, 2002 was not material. All of chinadotcom’s debt securities are US-dollar denominated and therefore not subject to foreign currency risk. However, as long as chinadotcom continues to rely on US-dollar denominated interest income for a significant portion of its cashflows and use this to support its operations, any material depreciation of the U.S. dollar versus currencies of the countries where it has operations might have a negative effect on its cashflows.

REPORT OF THE INDEPENDENT AUDITORS

The Board of Directors and Shareholders
chinadotcom corporation

     We have audited the accompanying consolidated balance sheets of chinadotcom corporation and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of chinadotcom corporation and subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in note 4(e) of the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

/s/ Ernst & Young
Hong Kong
February 13, 2003, except for the effect of the restatement detailed in note 3 for which the date is
February 10, 2004

chinadotcom corporation
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

		December 31,	December 31,
	Notes	2001	2002
ASSETS
Current assets:
Cash and cash equivalents		20,820	33,153
Restricted cash	5	1,274	109
Accounts receivable (net of allowance of USD6,538 for 2001 and USD4,139 for 2002)	6	21,074	15,030
Deposits, prepayments and other receivables		16,746	8,363
Available-for-sale debt securities	7	329,952	300,056
Restricted debt securities	7	134,960	139,255

Total current assets		524,826	495,966
Property, plant and equipment, net	9	21,288	9,375
Goodwill	10	6,430	12,016
Intangible assets	11	17,092	16,980
Investment in equity investees		2,668	330
Investments under cost method		2,878	387
Available-for-sale debt securities	7	17,028	20,000
Restricted debt securities	7	—	11,868
Available-for-sale equity securities	12	2,064	2,050
Other assets		2,220	11,985

Total assets		596,494	580,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		15,082	13,662
Other payables		7,100	12,952
Accrued liabilities		14,099	9,064
Short-term bank loans	13	116,820	115,650
Long-term bank loans, current portion	14	131	149
Deferred revenue		932	2,693
Tax payable		1,002	636
Amounts due to related companies	8	10,248	684

Total current liabilities		165,414	155,490

Long-term bank loans, net of current portion	14	1,504	11,585
Other payables, net of current portion		2,860	—
Minority interests		36,855	36,182
Shareholders’ equity:
Class A common shares, USD0.00025 par value:
Authorized shares - 800,000,000 shares
Issued and outstanding - 102,691,872 shares as of December 31, 2001 and 101,296,363 shares as of December 31, 2002		26	25
Preferred shares, USD0.001 par value:
Authorized shares - 5,000,000 shares
Issued and outstanding — Nil as of December 31, 2001 and 2002		—	—
Additional paid-in capital		613,460	610,340
Treasury stock - 63,564 shares		—	(238)
Accumulated other comprehensive income	15	(7,439)	1,990
Accumulated deficits		(216,186)	(234,417)

Total shareholders’ equity		389,861	377,700

Total liabilities and shareholders’ equity		596,494	580,957

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2000	2001	2002
Revenues(a) Software and consulting services		45,791	16,643	15,505
Advertising and marketing activities		37,645	18,087	26,682
Other income		1,004	4,507	1,821

		84,440	39,237	44,008
Less: Cost of revenues Software and consulting services		(28,972)	(11,923)	(6,923)
Advertising and marketing activities		(24,524)	(11,625)	(19,999)
Other income		(1,123)	(1,892)	(845)

Gross margin		29,821	13,797	16,241
Selling, general and administrative expenses (b)		(87,143)	(72,070)	(26,852)
Depreciation and amortization expenses		(29,863)	(19,180)	(9,882)
Impairment of goodwill and intangible assets		(31,712)	(21,908)	—
Stock compensation expense	24	(5,083)	(1,227)	(309)

Operating loss		(123,980)	(100,588)	(20,802)
Interest income		29,750	26,689	23,713
Interest expense		(851)	(1,272)	(2,463)
Gain/(loss) arising from share issuance of a subsidiary		140,031	(55)	—
Gain/(loss) on disposal of available-for-sale securities		1,685	4,411	(163)
Gain/(loss) on disposal of subsidiaries and cost investments		13,981	(1,915)	(66)
Other non-operating gains		—	—	508
Other non-operating losses		(2,065)	(922)	(288)
Impairment of cost investments and available-for-sale securities		(84,696)	(12,260)	(5,351)
Share of (losses)/income in equity investees		(9,423)	(2,592)	682

Loss before income taxes		(35,568)	(88,504)	(4,230)
Income taxes	18	(582)	(186)	(113)

Loss before minority interests		(36,150)	(88,690)	(4,343)
Minority interests in losses of consolidated subsidiaries		546	3,162	248

Loss from continuing operations		(35,604)	(85,528)	(4,095)
Discontinued operations	20
Loss from operations of discontinued subsidiaries, net of related tax expense of USD58 for 2000, USD175 for 2001 and USD47 for 2002		(24,198)	(38,857)	(14,681)
Gain on disposal of discontinued subsidiaries		—	—	545

Net loss	19	(59,802)	(124,385)	(18,231)

Basic and diluted loss per share	19	(0.61)	(1.21)	(0.18)

chinadotcom corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
		Notes	2000	2001	2002
(a)	Revenues from related parties	17
	Software and consulting services		13,921	60	—
	Advertising and marketing activities		7,870	—	—

			21,791	60	—

(b)	Selling, general and administrative expenses to related parties	17	(1,200)	(10,106)	(413)

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	(59,802)	(124,385)	(18,231)
Adjustments to reconcile income to net cash provided by operating activities:
Minority interests in income/(loss) of consolidated subsidiaries	(553)	(4,010)	(1,036)
Loss on disposal/write-off of property, plant and equipment	117	3,066	1,732
Gain on disposal of available-for-sale securities	(1,682)	(4,411)	158
(Gain)/loss arising from share issuance of a subsidiary	(140,031)	55	—
(Gain)/loss on disposal of subsidiaries and cost investments	(13,981)	2,055	(428)
Amortization of goodwill and intangible assets	29,690	15,323	1,183
Depreciation	8,452	12,739	11,340
Stock compensation expense	5,083	1,169	309
Share of loss in equity investees	9,423	2,592	(682)
Impairment of cost investments and available-for-sale securities	84,696	12,260	5,351
Impairment of goodwill and intangible assets	43,389	40,698	—
Gain in value of derivative instruments	—	—	(571)
Changes in operating assets and liabilities:
Accounts receivable	(19,841)	10,427	7,191
Deposits, prepayments and other receivables	(12,931)	(8)	10,909
Due from related companies	(17,381)	21,450	—
Other assets	(1,565)	1,623	(252)
Accounts payable	4,008	(1,468)	(1,107)
Other payables	2,724	(5,754)	4,824
Accrued liabilities	10,438	145	(3,968)
Deferred revenue	1,531	(2,307)	(66)
Due to related companies	618	1,099	(730)

Net cash (used in)/provided by operating activities	(67,598)	(17,642)	15,926

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(17,259)	(15,580)	(4,587)
Acquisition of equity investees	(6,848)	—	—
Acquisition of property, plant and equipment	(29,228)	(8,250)	(5,471)
Acquisition of cost investments	(21,150)	(398)	—
Acquisition of available-for-sale securities	(2,875,048)	(1,932,249)	(660,599)
Acquisition of intangible assets	—	(12,392)	(8,800)
Advances of loans to equity investees	(4,389)	(179)	—
Purchase of promissory note and warrants	—	—	(7,000)
Proceeds from disposal of available-for-sale securities	2,582,685	1,843,943	675,728
Proceeds from disposal of property, plant and equipment	183	138	1,386
Proceeds/(cash disbursements) from share issuance by/disposal of subsidiaries	169,835	982	(652)
Proceeds from disposal of cost investments	970	598	—
Restricted cash	(4,134)	2,860	1,165

Net cash used in investing activities	(204,383)	(120,527)	(8,830)

Cash flows from financing activities:
Issuance of share capital	312,438	279	724
Additional minority interests	217	—	—
Additional bank loans	2,495	117,307	125,278
Repayment of bank loans	—	(2,737)	(116,349)
Purchase of treasury stocks	—	—	(4,416)
Settlement of promissory notes in relation to acquisitions	(8,599)	(3,343)	—

Net cash provided by in financing activities	306,551	111,506	5,237

Net increase/(decrease) in cash and cash equivalents	34,570	(26,663)	12,333
Cash and cash equivalents at beginning of year	12,913	47,483	20,820

Cash and cash equivalents at end of year	47,483	20,820	33,153

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
Interest paid	954	1,495	2,632
Non-cash activities:
Class A common shares issued for purchases of available-for-sale securities and cost investments	45,359	—	—
Class A common shares issued for acquisitions	39,095	—	—
Class A common shares issued for settlement of other payables	294	4,467	—
Class A common shares issued for settlement of promissory notes	7,492	3,033	—
Stock options issued/allocated for acquisitions	1,212	—	—
Promissory notes issued and other payables incurred in respect of acquisitions	38,643	—	—
Subsidiary’s ordinary shares issued for acquisitions	—	1,410	—
Subsidiary’s ordinary shares issued for purchase of assets	—	221	—
Repurchase of Class A common shares from disposal of an equity investee	—	53	—
Reissuance of treasury stocks for settlement of employee stock ownership plan obligations	—	—	24

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)

						Accumulated		Total
			Additional			other	Retained	shareholders
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	earnings	equity
	of	shares	capital	stock	income	income	(deficit)	(deficit)
	shares	USD	USD	USD	USD	USD	USD	USD
Balance at January 1, 2000	87,374	22	193,596	—	—	2,203	(31,999)	163,822
Issuance of shares for cash	7,626	2	303,182	—	—	—	—	303,184
Exercise of warrants	800	—	4,000	—	—	—	—	4,000
Exercise of employee stock options	1,526	—	5,254	—	—	—	—	5,254
Issuance of shares for non-cash transactions	4,502	1	94,213	—	—	—	—	94,214
Stock options issued/allocated for acquisitions	—	—	1,212	—	—	—	—	1,212
Stock compensation expenses on options granted	—	—	3,109	—	—	—	—	3,109
Unrealized loss, net of unrealized gains on available-for-sale securities	—	—	—	—	(44,858)	(44,858)	—	(44,858)
Other-than-temporary impairment of available-for-sale securities	—	—	—	—	44,929	44,929	—	44,929
Foreign currency translation adjustments	—	—	—	—	(804)	(804)	—	(804)
Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	(2,236)	(2,236)	—	(2,236)
Net loss for the year ended December 31, 2000		—	—	—	(59,802)	—	(59,802)	(59,802)

Comprehensive income					(62,771)

Balance at December 31, 2000	101,828	25	604,566	—		(766)	(91,801)	512,024

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)

						Accumulated		Total
			Additional			other	Retained	shareholders'
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	earnings	equity
	of	Shares	capital	stock	income	income	(deficit)	(deficit)
	shares	USD	USD	USD	USD	USD	USD	USD
Balance at January 1, 2001	101,828	25	604,566	—	—	(766)	(91,801)	512,024
Exercise of employee stock options	92	—	279	—	—	—	—	279
Issuance of shares for non-cash transactions	795	1	7,499	—	—	—	—	7,500
Redemption and retirement of shares for non-cash transactions		(23)	—	(53)	—	—	—	(53)
Stock compensation expenses on options granted	—	—	1,169	—	—	—	—	1,169
Unrealized loss, net of unrealized gains on available-for-sale securities	—	—	—	—	(9,956)	(9,956)	—	(9,956)
Other-than-temporary impairment of available-for-sale securities	—	—	—	—	4,216	4,216	—	4,216
Minority interests’ share of unrealized loss, net of unrealized gains on available-for-sale securities	—	—	—	—	337	337	—	337
Foreign currency translation adjustments	—	—	—	—	(1,199)	(1,199)	—	(1,199)
Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	(71)	(71)	—	(71)
Net loss for the year	—	—	—	—	(124,385)	—	(124,385)	(124,385)

Comprehensive Income					(131,058)

Balance at December 31, 2001	102,692	26	613,460	—		(7,439)	(216,186)	389,861

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)

						Accumulated		Total
			Additional			other	Retained	shareholders
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	earnings	equity
	of	shares	capital	stock	income	income	(deficit)	(deficit)
	shares	USD	USD	USD	USD	USD	USD	USD
Balance at January 1, 2002	102,692	26	613,460	—	—	(7,439)	(216,186)	389,861
Exercise of employee stock options	296	—	724	—	—	—	—	724
Redemption of shares	—	—	—	(4,416)	—	—	—	(4,416)
Retirement of shares	(1,692)	(1)	(4,153)	4,154	—	—	—	—
Reissuance of treasury stock for non-cash transactions	—	—	—	24	—	—	—	24
Stock compensation expenses on options granted	—	—	309	—	—	—	—	309
Unrealized loss, net of unrealized gains on available-for-sale securities	—	—	—	—	(1,276)	(1,276)	—	(1,276)
Other-than-temporary impairment of available-for-sale securities	—	—	—	—	5,125	5,125	—	5,125
Minority interests’ share of unrealized gain, net of unrealized loss on available-for-sale securities	—	—	—	—	(484)	(484)	—	(484)
Foreign currency translation adjustments	—	—	—	—	661	661	—	661
Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	5,403	5,403	—	5,403
Net loss for the year	—	—	—	—	(18,231)	—	(18,231)	(18,231)

Comprehensive Income					(8,802)

Balance at December 31, 2002	101,296	25	610,340	(238)		1,990	(234,417)	377,700

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

     chinadotcom corporation is an integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

     The Company was incorporated as China.com Corporation under the laws of the Cayman Islands in June 1997 as a wholly-owned subsidiary of China Internet Corporation Limited (“CIC”), a company incorporated under the laws of Bermuda. In June 1999, CIC distributed its total interest in the Company to CIC’s shareholders (the “Reorganization”). The transaction involved the distribution of a total of 46,975,972 of the Company’s Class A common shares to CIC’s shareholders on a one-for-one basis with respect to each issued and outstanding share of CIC’s capital stock at the time of the distribution. Upon completion of the Reorganization, CIC ceased to have any ownership interest in the Company. As part of such corporate reorganization, CIC transferred certain subsidiaries, portals and related assets, comprising the integrated portal business, which began in early 1996, to the Company. The transfer has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

     As of each of December 13, 1999 and May 8, 2000, the Company effected a two-for-one share split (“Share Split”). Upon the occurrence of each of these share splits, each issued and outstanding Class A common share of the Company was split into two Class A common shares of half the previous par value per share. The consolidated financial statements have been prepared as if the Share Split had occurred retroactively.

     In March 2000, hongkong.com Corporation (“hongkong.com”), a wholly-owned e-business solutions and advertising services provider, was listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited and 736,000,000 shares of hongkong.com were issued at USD0.24 per share for a net proceed of USD168,462. As a result, the Company’s shareholding in hongkong.com was diluted to 82%. No deferred tax has been provided for the gain as the future disposal of shares in hongkong.com by the Company will not be taxable in any jurisdiction.

     Pursuant to a shareholders’ special resolution passed on April 28, 2000, the name of the Company was changed from China.com Corporation to chinadotcom corporation.

     In 2001, hongkong.com issued 5,351,473 shares at USD0.0409 per share amounting to USD219 for the acquisition of property, plant and equipment of Powernet Technology Inc. and 30,207,269 shares at USD0.04635 per share amounting to USD1,400 for the acquisition of Beijing China-Railway Times Science and Technology Company Ltd.. As a result, the Company’s shareholding in hongkong.com was diluted from 82% to 81%. No deferred tax credit was recognized for the loss as the future disposal of shares in hongkong.com by the Company will not be taxable in any jurisdiction.

     The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

2. BUSINESS COMBINATIONS

     On February 28, 2002, the Company acquired a 51% equity interest in OpusOne Technologies International Inc. (“OpusOne”) through the purchase of outstanding and newly issued common shares of OpusOne. The results of OpusOne’s operations have been included in the consolidated financial statements since the date of acquisition. OpusOne is a developer of business software solutions in the People’s Republic of China (the “PRC”). As a result of the acquisition, the Company is expected to complement and serve to further expand the Company’s portfolio of proprietary software solutions in the PRC market, and is expected to reduce costs and improve operational profitability through economies of scale.

     The aggregate initial purchase price was USD8,950 cash for 368,100 issued and outstanding and 300,000 newly issued common shares of OpusOne. The Company paid USD4,488 cash on the date of acquisition. The remaining purchase price will be paid in three yearly installment payments after December 31, 2002 and will be adjusted based on the audited financial statements of OpusOne for each of the fiscal years ending December 31, 2002, 2003 and 2004. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At February 28, 2002

USD
Current assets	1,850
Property, plant and equipment, net	297
Intangible assets subject to amortization (3 year useful life):
Software applications and programs	720
Other assets	821
Goodwill	4,764

Total assets acquired	8,452

Current liabilities	(3,532)
Long-term debt	(432)

Total liabilities assumed	(3,964)

Net assets acquired	4,488

     The USD4,764 of goodwill was assigned to the sale of IT product segment. The following unaudited pro forma consolidated financial information reflects the results of the operation of the Company for the years ended December 31, 2001 and 2002, as if the acquisition of the subsidiary had occurred on January 1, 2001. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2001, and may not be indicative of future operating results.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

2. BUSINESS COMBINATIONS (continued)

	December 31,	December 31,
	2001	2002
	USD	USD
	(unaudited)	(unaudited)
Revenue	43,367	45,503
Net loss	(129,217)	(18,045)
Loss per share	(1.26)	(0.18)

     The difference in pro forma and audited net loss for the year ended December 31, 2001 is primarily due to the inclusion of the results of operations from the beginning to the end of the year, net of the impairment of goodwill and the effect of additional amortization of goodwill and purchased intangible assets in the years ended December 31, 2001. The difference in pro forma and audited net loss for the year ended December 31, 2002 is primarily due to the inclusion of the results of operations from the beginning of the year to the date of acquisition, net of the additional amortization of purchased intangible assets in the year ended December 31, 2002.

3. CHANGES IN PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

     Due to the discontinued operation of certain components of the Company, certain comparative amounts have been reclassified to conform with the current year’s presentation.

     Subsequent to the issuance of our consolidated financial statements included in the 2002 annual report on Form 20-F filed with the US Securities and Exchange Commission, certain comparative amounts in the previously issued financial statements were reclassified due to the adoption of new reporting segments and discontinued operation of certain components of the Company during the nine-month ended September 30, 2003.

     The Company’s segments have been changed from e-business solutions, advertising, and sale of IT products, to software and consulting services, advertising and marketing activities, and mobile services and applications since January 1, 2003. Our chief operating decision makers believe this new segmental classification is more representative of the Company’s business strategies and reflects the Company’s current internal reporting practices.

     During the nine-month ended September 30, 2003, the Company discontinued the operations of certain subsidiaries in the software and consulting services and the advertising and marketing activities segments.

     The reclassification of these amounts has been reflected in the consolidated statements of operations and the accompanying notes 2, 4, 6, 10, 17, 18, 19, 20 and 26. The effect of these restatements did not have an effect on individual balance sheet line items previously disclosed.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Principles of consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, after elimination of all material inter-company accounts, transactions and profits.

     (b) Use of estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     (c) Cash and cash equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Except for the restricted cash disclosed in note 5, none of the Company’s cash is restricted as to withdrawal or use.

     (d) Property, plant and equipment and depreciation

     Leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation of leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles is computed using the straight-line method over the assets’ estimated useful life. No depreciation is provided on freehold land. The principal annual rates used are as follows:

Buildings	4%

Leasehold improvements	Over the lesser of the lease term or the useful life

Furniture and fixtures	20%

Office equipment	20%

Computer equipment	331/3%

Motor vehicles	331/3%

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (e) Goodwill and intangible assets

     Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. Effective January 1, 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets. In accordance with SFAS 142, the Company ceased amortizing goodwill and performed a transitional test of its goodwill as of January 1, 2002. SFAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting units with the reporting unit’s carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Company would then recognize an impairment loss. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over a period of two to five years. The carrying value of goodwill was reviewed for possible impairment whenever events or changes in circumstances indicated that an impairment might exist.

     Intangible assets represent trademarks, service marks, Uniform Resource Locators (“URL”), software applications and programs, and customer database. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the respective assets. The Company has certain trademarks, service marks and domain names registered in the United States Patent and Trademark Office and other jurisdictions. The Company believes the service marks and domain names are of material importance to the Company’s business and have an estimated useful life of twenty years. Accordingly, these trademarks, service marks and domain names are amortized on a straight-line basis over a period of twenty years. The Company purchased certain software programs and customer database from acquisition of entities. The Company considers the software applications and customer database will generate revenue for the Company for 3 years. Accordingly, these software applications and programs and customer database are amortized on a straight-line basis over a period of three years. Annually, the Company reviews and adjusts the carrying value of purchased intangible assets if the facts and circumstances suggest purchased intangible assets may be impaired. If this review indicates purchased intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (f) Investment

     Debt and marketable equity investments, which represent available-for-sale securities are stated at fair value. Unrealized holding gain or loss, net of tax, on available-for-sale securities is included in a separate component of shareholders’ equity. Realized gains and losses and decline in value judged to be other-than-temporary on available-for-sale securities are included in gain/loss on disposal of available-for-sale securities and impairment of available-for-sale securities, respectively. The cost of securities sold is based on the first-in, first-out method. Interest and dividends on securities classified as available-for-sale are included in interest income and other income, respectively.

     All other investments, for which the Company does not have the ability to exercise significant influence and there is not a readily determinable market value, are accounted for under the cost method of accounting. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and decline in value is included in impairment of cost investments.

     When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Company evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the financial condition and prospects of the investment’s region and industry, and the Company’s investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment.

     (g) Investments in equity investees

     The Company’s investments in equity investees for which its ownership exceeds 20%, but which are not majority-owned, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss and amortization of the Company’s net excess investment over its equity in each equity investee’s net assets is included in “share of losses in equity investees”. Amortization is recorded on a straight-line basis over the estimated useful life of three years.

     (h) Foreign currency translation

     Foreign currency transactions are translated at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement.

     The functional currency of the Company is the United States Dollar. The functional currency of the Company’s subsidiaries in the locations outside Hong Kong are the respective local currencies. The financial statements of the Company’s subsidiaries have been translated into United States dollars in accordance with SFAS 52, Foreign Currency Translation. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the exchange rates in effect during the year.

     (i) Advertising expenses

     Advertising expenses, net of reimbursements, are charged to the consolidated statement of operations when incurred.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (j) Shipping and handling

     Costs related to shipping and handling are included in cost of sales for all periods presented.

     (k) Revenue recognition

The Company generates revenues from three primary sources: software and consulting services, advertising and marketing services and mobile services and applications. Revenue is recognized in accordance with accounting principles generally accepted in the United States, or GAAP. The specific literature the Company follows in connection with revenue recognition are the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101) “Revenue Recognition in Financial Statements,” the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”, and in certain instances, the American Institute of Certified Public Accountants SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. The Company recognizes revenue when it has persuasive evidence of an arrangement, the product has been shipped or the services have been delivered, the price is fixed or determinable and collectibility is reasonably assured. In addition to these basic criteria, the following are the specific revenue recognition policies followed for each major stream of revenue by reporting segment.

     Revenues in the software and consulting services segment are derived from the design, development and integration of Internet Web sites, the outsourcing of information technology consultants and the sale of software products.

     The majority of engagements in the software and consulting services segment are for the design, development and integration of internet web sites. These projects are usually fixed price and most have durations of six months or less. Customers enter into contractual arrangements with the Company that specify the required web design features and layout, functionality, implementation services required, expected deliverables, pricing, payment terms and project timetable. Invoicing and payments are usually made throughout the term of the project in accordance with the contractual terms. The majority of projects include acceptance clauses requiring customers’ sign off at the conclusion of the project. The arrangements allow the customer to withhold 10% of the total project cost as a retention until sign off and acceptance is obtained. Historically, the Company has not experienced projects where sign off or acceptance has been withheld by a customer resulting in a material loss on a project. In limited situations, the Company receives change orders from customers in which case each change order request is assessed its impact on the existing arrangement, and contract revenues and costs are only adjusted after both parties agree to the changes. The Company also receives change orders which result in the initiation of a separate project.

Revenues from the design and development of internet web sites and the integration of those web sites with clients’ computer systems are recognized using contract accounting. In order to calculate the amount of revenue earned, the Company uses the cost-to-cost percentage-of-completion method whereby amounts recognized are calculated by reference to the hours incurred as a percentage of the total estimated hours to complete the project. The Company uses this input method to calculate revenues because historical experience has demonstrated that it produces a reliable indication of the progress on each engagement. Estimates of total projected contract costs are re-evaluated on a regular basis and, if appropriate, revised. Any adjustments to revenue due to changes in estimates are accounted for in the period of the change in estimate. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. Historically, the Company has not experienced material losses on fixed-price contracts. The majority of the Company’s contracts are short term in duration, and use of the completed contract method would not result in a material difference in revenue earned.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (k) Revenue recognition (continued)

     The Company provides maintenance services related to internet web sites. Maintenance services related to internet web sites involves support in connection with non-significant customer requested changes to web site functionality, updates to web site information, and telephone support for web site administrators. Revenues from internet web site maintenance agreements are deferred and recognized ratably over the term of the related agreements which are usually for periods of six months or one year.

     Outsourcing of information technology consultants involves contractual time and material outsourcing agreements whereby consultants are provided at agreed-upon billing rates for customers to deploy on their own internal projects. Revenues from time and materials outsourcing contracts are recognized as the services are delivered assuming all other basic criteria for revenue recognition have been met.

     Revenue from the sale of software products often includes a combination of hardware, software, training and maintenance services. The Company allocates the arrangement fee in these multi-element deals to each individual element using its fair value as determined by “vendor specific objective evidence”. Vendor specific objective evidence of fair value is determined by the customary price charged for each element when sold separately after the application of any standard approved discount. Where fair value exists for all undelivered elements of the arrangement, the Company applies the “residual” method of accounting and defers revenue allocated to the undelivered elements whilst recognizing the residual revenue allocated to the delivered elements. In the absence of vendor specific objective evidence for any undelivered element, the Company defers the entire arrangement fee and recognizes revenue when all undelivered elements are delivered assuming all other basic criteria for revenue recognition have been met.

     Revenues related to training services for software products are deferred and recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met. Where training services are sold as part of a multi-element deal, those services are evaluated, on a case-by-case basis, to determine whether they are essential to the functionality of the other elements of the arrangement. In cases where training services are considered essential to the functionality of the other elements of the arrangement, revenue from the total arrangement is deferred and recognized as the training services are delivered.

     Revenues related to maintenance agreements on software products are deferred and recognized ratably over the term of the agreement which is normally one year.

     Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenues are recorded. Such provisions are calculated after considering relevant historical data.

     Advertising and marketing services revenues are derived from the sale of online banner advertising, sponsorships, direct mailings and offline advertising campaigns.

     Online banner advertising revenues are derived from short-term advertising contracts (normally less than 90 days) in which customers’ advertisements are placed on web sites for a set period of time or for a set number of impressions. Impressions are defined as the number of times that an advertisement appears on a selected web page. Customers typically identify the web sites they wish their advertisements to be displayed on, and in certain situations, the advertisements are also displayed on the Company’s own or affiliated company web sites. Revenues from online banner advertising are recognized in the period in which the advertisement is displayed at the lesser of the ratio of impressions delivered over total guaranteed impressions or ratably over the term of contract.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (k) Revenue recognition (continued)

     Sponsorship revenues are derived from advertisements placed on the Company’s own or affiliated company web sites and are usually for longer display periods than online banner advertisement agreements, but normally do not exceed one year. Sponsorship revenues are recognized ratably over the term of contracts, assuming all other basic criteria for revenue recognition have been met.

     Direct mailing revenues are derived from targeted advertising campaigns. The Company transmits the advertisements in either electronic or hard copy form to the target profile or market. On occasion, the Company may also assist with the design of the advertisements. Revenues from direct mailing are recognized when the advertisements are sent, assuming all other basic criteria for revenue recognition have been met.

     Offline advertising revenues are derived from the production and placement of advertisements in magazines and publications for the travel and tourism industry. Revenues are realized when the advertisements are published, assuming all other basic criteria for revenue recognition have been met.

     The Company pays web sites for providing advertising space and becomes obligated to make the payment in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations.

     Certain subsidiaries of the Company act as advertising agents for their customers, and the related revenues derived from these agreements are recorded net in the consolidated statement of operations.

     The Company pays affiliated web sites a percentage of advertising revenue, ranging from 50% to 85%, in exchange for providing advertising space to the Company’s network. The Company becomes obligated to make payments to such affiliated web sites in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations. The Company records the revenue on a gross basis since it is responsible for fulfillment of the contract, including the selection of the website, arrangement of the ad placement and acceptability of the ad. In addition, the Company assumes the credit risk for the amount billed to the customer and owed to an affiliated web site after the web site performs, regardless of whether the Company fully collects the sales price from the customer.

     The Company’s mobile services and applications segment derives revenues from the provision of value added short messaging services, or SMS, such as dating and friends matching, e-mail, ring tone and logo downloads and various other related products to mobile phone users. The Company relies on mobile network operators in China to transmit the SMS messages and bill mobile phone users for SMS fees on a monthly or per message basis.

     SMS service revenues are recognized in the month in which the services are performed, assuming all other basic criteria for revenue recognition have been met. The Company books revenues on a monthly basis based upon confirmations from the network operators. At the end of each reporting period, where an operator fails to provide the Company with a monthly statement confirming the amount of SMS charges billed to their mobile phone users for that month, the Company uses information generated from its own internal system and historical financial data to make estimates of the billing reconciliation rate and collectable SMS fees, and revenues are accrued accordingly.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (k) Revenue recognition (continued)

     Revenues from SMS services are recognized net of the mobile phone operator’s share of revenue and uncollectible amounts because the Company considers the operators to be the primary obligors in the information transmission and delivery process. The network operators are the primary obligor in the arrangement. The mobile phone operators are responsible for fulfillment, including the transmission of the SMS messages to the end users. The Company is transparent to the mobile phone users because it provides the services through the mobile phone operators. The amount the Company earns is a fixed amount per message. The Company has no discretion over pricing of the services. Under arrangements with each mobile phone operator, changes require both parties’ approval. The Company has no discretion over supplier selection since there are currently only two mobile phone operators in China, and all SMS services must be routed through their networks.

     Certain subsidiaries of the Company act as an advertising agent for their customers and the related revenues are recorded net in the Consolidated Statement of Operations.

     The Company pays affiliated Web sites a percentage of advertising revenue, ranging from 50% to 85%, in exchange for providing advertising space to the Company’s network. The Company becomes obligated to make payments to such advertising affiliates in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (l) Deferred revenue

     Deferred revenue represents cash received or receivable for software and consulting services and advertising and marketing services in advance of services being rendered.

     (m) Income taxes

     Income taxes, if any, are determined under the liability method as required by SFAS No. 109, Accounting for Income Taxes.

     (n) Stock compensation expenses

     The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. Under APB 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company’s net income would have been reduced as indicated below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD
Net loss:
As reported	(59,802)	(124,385)	(18,231)
Add: Stock compensation expense included in loss	5,083	1,227	309
Deduct: Stock compensation expense determined under fair value based method	(47,524)	(29,625)	(15,924)

Pro forma	(102,243)	(152,783)	(33,846)
Net loss per share:
As reported	(0.61)	(1.21)	(0.18)
Pro forma	(1.04)	(1.49)	(0.33)

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (o) Earnings per share

     The Company computes earnings per share in accordance with SFAS 128, Earnings per Share. Under the provisions of SFAS 128, basic net income or loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common             shares outstanding during the year. Diluted net income or loss per share is computed by dividing the net income or loss for the year by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted net income or loss per share to the extent such shares are dilutive.

     Loss per share has been provided for all years assuming that all shares issued as part of the Reorganization had been outstanding for all years.

     (p) Repurchase agreements

     Debt securities sold under agreements to repurchase are classified as secured borrowings. Agreements with the third party specify the third parties’ rights to request additional collateral. Both parties monitor the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and may request a cash transfer at least equal to that net exposure as necessary.

     (q) Gain on issuances of stock by subsidiaries

     At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time, the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary’s ability to continue in existence, the Company records the increase as a non-operating gain in the Consolidated Statements of Operations. Otherwise, the increase is reflected in “effect of subsidiaries’ equity transactions” in the Company’s Consolidated Statements of Stockholders’ Equity.

     (r) Derivative instruments

     SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the income statement or in shareholders’ equity as a component of other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in income. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (s) Impact of recently issued accounting standards

     In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board (“APB”) Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Gains or losses from extinguishment of debt that do not meet the criteria of APB 30 should be reclassified to income from continuing operations in all prior periods presented. The Company adopted SFAS 145 effective January 1, 2002 and expects the adoption to have no material effect on its results of operations and financial condition.

     In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Company in 2002. The Company does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

     In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF 00-21 will have on its results of operations and financial condition.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (s) Impact of recently issued accounting standards (continued)

     In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. The Company does not expect the adoption of FIN 45 will have an impact on its consolidated financial position and results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

     In April 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS No. 149 amends SFAS No. 133 as a result of decisions previously made as part of the Derivatives Implementation Groups decision, which are already effective and should continue to be applied in accordance with their prior respective effective dates. The company does not expect the adoption to have a material effect on its results of operations or financial condition.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Instruments that are indexed to and potentially settled in an issuer’s own shares that are not within the scope of SFAS No. 150 remain subject to existing guidance. SFAS No. 150 must be applied immediately to instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of that beginning of the first interim financial reporting period beginning after June 15, 2003. The company is currently evaluating the effect that the adoption of SFAS No. 150 will have on its results of operations and financial condition.

5. RESTRICTED CASH

     At December 31, 2001 and 2002, cash of USD1,274 and USD109, respectively, were pledged for bank facilities.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

6. ACCOUNTS RECEIVABLE

	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD
Accounts receivable:
Amounts billed		25,302	17,648
Unbilled		2,310	1,521

		27,612	19,169
Allowance for doubtful accounts		(6,538)	(4,139)

Net		21,074	15,030

Allowance for doubtful accounts:
Balance at beginning of year	500	3,488	6,538
Additions	2,988	3,050	4,296
Write-offs net of recoveries	—	—	(6,695)

Balance at end of year	3,488	6,538	4,139

     With respect to sales in its advertising segment, the Company offers three standard payment options “cash on delivery”, “14 days after completion of campaign” or “30 days credit”. For sales in the Company’s other segments, the standard payment term is “cash on delivery”. chinadotcom does not offer extended payment terms.

     Unbilled receivable of USD2,310 and USD1,521 in 2001 and 2002, respectively, represented recognized sales value of performance relating to software and consulting services and these amounts had not been billed and were not billable to the customers at the date of the balance sheet. The balances will be billed upon the fulfillment of certain conditions agreed between the parties.

7. AVAILABLE-FOR-SALE DEBT SECURITIES

	December 31,	December 31,
	2001	2002
	USD	USD
Debt obligations issued by corporations and federally supervised private companies:
Amortized cost	487,606	467,842
Gross unrealized gain/(loss)	(5,666)	3,337

Estimated fair value	481,940	471,179
Restricted debt securities pledged for bank facilities	(134,960)	(151,123)

Non-restricted	346,980	320,056

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Amounts in thousands, except number of shares, number of options and per share data)

7. AVAILABLE-FOR-SALE DEBT SECURITIES (continued)

     Non-restricted available-for-sale debt securities consist of:

	December 31,	December 31,
	2001	2002
	USD	USD
Current	329,952	300,056
Non-current	17,028	20,000

	346,980	320,056

     All debt securities held by the Company have maturity terms ranging from one to over ten years. At December 31, 2002, all the debt securities were carried at market value and temporary unrealized gains and losses at December 31, 2002 were reported in other comprehensive income.

     Included in debt securities owned as of December 31, 2002 were corporate debt securities with a market value of USD151,123 (2001: USD134,960) which were segregated and secured in accordance with the Global Master Repurchase Agreement and the Total Return Swap Transaction Agreement detailed in note 13.

8. DUE FROM/(TO) RELATED COMPANIES

     The amounts due to related companies as of December 31, 2001 and 2002, were unsecured and interest-free.

9. PROPERTY, PLANT AND EQUIPMENT

	December 31,	December 31,
	2001	2002
	USD	USD
Freehold land	1,262	1,262
Buildings	1,262	1,262
Leasehold improvements	3,306	2,579
Furniture and fixtures	2,385	2,531
Office equipment	2,031	2,142
Computer equipment	33,297	29,408
Motor vehicles	478	488

	44,021	39,672
Less: Accumulated depreciation	(22,733)	(30,297)

	21,288	9,375

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

10. GOODWILL

     The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

		Advertising
	Software and	and
	consulting	marketing
	services	activities	Total
	USD	USD	USD
Balance as of January 1, 2002	1,834	4,596	6,430
Goodwill acquired during the year	5,277	1,295	6,572
Less: Goodwill written off related to sale of business units	(203)	(783)	(986)
Less: Impairment of goodwill	—	—	—

Balance as of December 31, 2002	6,908	5,108	12,016

     Due to the adoption of SFAS 142 on January 1, 2002, the Company ceased amortizing goodwill. Had SFAS 142 been in effect during the years ended December 31, 2001, and 2000, the Company would not have recorded goodwill amortization expenses of USD15,323 and USD29,690, respectively. The following table summarizes net loss adjusted to exclude goodwill amortization expenses that is no longer subject to amortization:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD
Reported net loss	(59,802)	(124,385)	(18,231)
Goodwill amortization	29,690	15,323	—

Adjusted net loss	(30,112)	(109,062)	(18,231)

Net loss per share	(0.31)	(1.06)	(0.18)

     The goodwill represents the excess consideration paid for the purchase of subsidiaries over the fair values of the net assets acquired on the date of acquisition adjusted for contingent consideration paid, if any.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

11. INTANGIBLE ASSETS

     The following table summarizes the Company’s amortized intangible assets, net, as of December 31:

	2001			2002
	Gross			Gross
	carrying	Accumulated		carrying	Accumulated
	amount	amortization	Net	amount	amortization	Net
	USD	USD	USD	USD	USD	USD
Trademarks, service marks and URLs	17,092	—	17,092	17,092	(885)	16,207
Software applications and programs	—	—	—	720	(200)	520
Customer database	—	—	—	351	(98)	253

	17,092	—	17,092	18,163	(1,183)	16,980

     For the year ended December 31, 2002, the Company recognized USD1,183 amortization expense. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

Year ended December 31:	USD
2003	1,245
2004	1,245
2005	908
2006	840
2007	840

12. AVAILABLE-FOR-SALE EQUITY SECURITIES

	December 31,	December 31,
	2001	2002
	USD	USD
Cost	3,894	1,875
Impairment of equity securities included in earnings	(1,756)	—
Gross unrealized gain/(loss)	(74)	175

Market value	2,064	2,050

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

13. CREDIT ARRANGEMENTS

     Under line of credit arrangements with three banks, including the Global Master Repurchase Agreement (the “Repurchase Agreement”) and the Total Return Swap Transaction Agreement (the “Swap Agreement”) as described below, the Company may borrow up to USD389,176 on such terms as the Company and the banks mutually agree upon. Except for bank loans of USD115,799 due in 2003 and USD11,585 due in 2004 through 2011, these arrangements do not have termination dates but are reviewed annually for renewal. At December 31, 2002, the unused portion of the credit lines was USD261,792.

     The Company has entered into the Repurchase Agreement with a bank pursuant to which the Company sold certain debt securities to the bank at a discounted price (the “Purchase Price”) and the bank agreed to sell back to the Company at the Purchase Price at a later date (the “Repurchase Date”). Either party with a net exposure from the transaction arising from the fluctuations in the market value of the securities or other means may request the other party to make a cash or acceptable debt securities transfer at least equal to that net exposure. During the period between the date that the Company sold the debt securities to the bank (the “Purchase Date”) and the Repurchase Date, the bank shall pay to the Company any income in respect of the debt securities and the Company shall pay to the bank an interest calculated at the Purchase Price at LIBOR plus 0.23% per annum and the number of days between the Purchase Date and the Repurchase Date. At December 31, 2002, the repurchase transactions entered into only allowed the buyer to request the seller to make a cash or acceptable debt securities transfer at least equal to the net exposure.

     The Company has entered into the Swap Agreement with another bank pursuant to which the Company transferred securities and financial instruments to the bank in exchange for cash and concurrently the Company agreed to reacquire the securities and financial instruments at a future date for an amount equal to the cash exchanged and an interest factor. The Swap Agreement permitted the Company to elect for net cash settlement upon termination of the total return swap transaction. During the period between the Purchase Date and the Repurchase Date of three calendar years, the bank would pay to the Company any income in respect of the securities transferred and the Company would in return pay to the bank a price differential calculated by the Purchase Price multiply by LIBOR plus 0.35% per annum and the number of days between the Purchase Date and the Repurchase Date.

     In connection with these credit lines, the Company maintained compensating balances of USD109 in cash, and pledged debt securities and land and buildings with a net book value at December 31, 2002 of USD151,123 and USD2,524, respectively.

     The weighted average interest rate on short-term borrowings as of December 31, 2001 and 2002 was 2.2% and 2.1%, respectively.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

14. LONG-TERM BANK LOANS

     Long-term bank loans consisted of the following:

	December 31,	December 31
	2001	2002
	USD	USD
LIBOR + 1.75% mortgage loan through 2011	818	831
4.1% mortgage loan through 2011	817	830
LIBOR + 0.35% total return swap transaction loan through 2005	—	10,073

	1,635	11,734
Less: Current portion	(131)	(149)

	1,504	11,585

     Maturities of long-term debt for the five years succeeding December 31, 2002 are USD149 in 2003, USD163 in 2004, USD10,249 in 2005, USD189 in 2006, USD204 in 2007 and USD780 thereafter.

     The above mortgage loans will be repaid by installments with the last payment due in 2011. Freehold land and buildings with a carrying amount of USD2,524 at December 31, 2001 and 2002 are pledged as collateral to secure these loans.

     The above total return swap transaction loan is due in 2005. Debt securities with a fair value of USD11,868 at December 31, 2002 are pledged as collateral to secure the loan.

     The weighted average interest rate on long-term bank loans as of December 31, 2001 and 2002 was 4.1% and 2.1%, respectively.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

15. ACCUMULATED OTHER COMPREHENSIVE INCOME

     The components of other comprehensive income are as follows:

	Unrealized
	appreciation	Foreign	Accumulated
	of available-	currency	other
	for-sale	translation	comprehensive
	securities	adjustments	income
	USD	USD	USD
Balance at December 31, 1999	2,236	(33)	2,203
Unrealized loss, net of unrealized gain of available-for-sale securities	(44,858)	—	(44,858)
Other-than-temporary impairment of available-for-sale securities	44,929	—	44,929
Foreign currency translation adjustments	—	(804)	(804)
Less: reclassification adjustment for gains, net of losses included in net income	(2,236)	—	(2,236)

Balance at December 31, 2000	71	(837)	(766)
Unrealized loss, net of unrealized gain of available-for-sale securities	(9,956)	—	(9,956)
Other-than-temporary impairment of available-for-sale securities	4,216	—	4,216
Minority interests’ share of unrealized loss, net of unrealized gains of available-for-sale securities	337	—	337
Foreign currency translation adjustments	—	(1,199)	(1,199)
Less: reclassification adjustment for gains, net of losses included in net income	(71)	—	(71)

Balance at December 31, 2001	(5,403)	(2,036)	(7,439)

Unrealized loss, net of unrealized gain of available-for-sale securities	(1,276)	—	(1,276)
Other-than-temporary impairment of available-for-sale securities	5,125	—	5,125
Minority interests’ share of unrealized gain, net of unrealized loss of available-for-sale securities	(484)	—	(484)
Foreign currency translation adjustments	—	661	661
Less: reclassification adjustment for gains, net of losses included in net income	5,403	—	5,403

Balance at December 31, 2002	3,365	(1,375)	1,990

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

16. SUPPLEMENTARY OPERATIONS STATEMENT INFORMATION

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD
The Company incurred the following expenses:
Rental expenses	6,974	8,100	4,198
Advertising expenses	19,647	9,110	930
Defined contribution retirement plans expenses	58	475	1,423

17. RELATED PARTY TRANSACTIONS

     The Company had the following transactions with related parties during the year:

     (a)24/7 Real Media, Inc.

     Pursuant to the License and Software Agreement (the “Agreement”) entered into by the Company and 24/7 Real Media, Inc. (formerly known as 24/7 Media, Inc. and hereafter referred to as “24/7”), which was a shareholder of the Company as of December 31, 2001 and 2002, on October 23, 1998, 24/7 granted to the Company a non-exclusive license to use certain 24/7 software products to serve advertisements on the Internet and an exclusive license to use the “24/7 Media” trademark in the Asian market.

     Under the terms of the agreement with 24/7, the Company was obligated to pay to 24/7 10% of the Company’s net revenues generated from advertisements on the Company’s advertising network. Net revenue included all revenue generated from advertising sales, net of commissions retained or paid to advertising agencies, and service fees paid to advertising affiliates or the Company’s Web sites. Services fees paid to the Company’s Web sites, exclusive of the Company’s www.cww.com portal, was set at 70% of advertising sales while service fees to the advertising affiliates, including the Company’s www.cww.com portal, ranged from 30% to 50% of advertising sales. During the year ended December 31, 2001 and December 31, 2002, payments made under the Agreement amounted to USD800 and nil, respectively.

     Where U.S. based advertisements were sold on the Company’s advertising network by 24/7, 24/7 was obligated to pay 70% of the sales revenue, net of commissions retained or paid to advertising agencies, to the Company. 24/7 served as the Company’s exclusive agent for the sale of U.S. based advertisements on the Company’s advertising network.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

17. RELATED PARTY TRANSACTIONS (continued)

     (a)24/7 Real Media, Inc. (continued)

     Where Asian-based advertisements were sold on 24/7’s U.S. network of advertising affiliates, the Company would pay 70% of such sales revenue, net of commissions retained or paid to advertising agencies, to 24/7. The Company served as an agent, through a subsidiary, for the sale of Asian-based advertisements on 24/7’s U.S. network of advertising affiliates.

     In August 2000, the Agreement was superceded by the 24/7 Media-Asia Agreement and supplemental related agreements (collectively, the “Media Asia Agreement”). In October 2000, as part of the Media Asia Agreement, the Company sold 19.9% of its shares in 24/7 Media Asia Limited, a then wholly-owned subsidiary and the agent through which the company sold Asian-based advertisements on 24/7’s U.S. network and its advertising affiliates to 24/7 in exchange for 2,500,000 shares of common stock of 24/7 valued at USD4.3125 per share, resulting in a net gain of USD10,417.

     In June 2001, the Company gave notice of termination of the Media Asia Agreement to 24/7, which notice was effective September 2001.

     In June 2001, the Company demanded from 24/7 Media Asia Limited the repayment of all loans the Company had extended to 24/7 Media Asia Limited, consisting of USD10,956 of loans made prior to June 30, 2000 and USD9,569 of loans made during the period from July 1, 2000 to May 31, 2001. The Company and 24/7 Media Asia Limited entered into negotiations, and, due to the limited cash resources available at 24/7 Media Asia Limited and a desire by the parties to allow 24/7 Media Asia Limited to keep the proceeds of the remaining USD9,569 to enable it to continue to fund its operations, the Company and 24/7 Media Asia Limited agreed that 24/7 Media Asia Limited would repay only the loans made prior to June 30, 2000 amounting to USD10,956. In January 2002, 24/7 Media Asia Limited completed a rights issue whereby it issued and allotted additional equity shares to all shareholders participating in the rights issue as a means to settle the loans amounting to USD10,956. While the Company participated in this rights issue, 24/7 chose not to participate in this rights issue and therefore, 24/7’s interest in 24/7 Media Asia Limited was effectively diluted. The Company’s interest in 24/7 Media Asia Limited increased to approximately 98% while 24/7’s interest declined to under 2%.

     (b) Equity investees

     The Company derived software and consulting revenues from the following equity investees of the Company:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD
The Bigstore Asia.com Limited	250	—	—
LJ Digital Inc.	802	—	—
Sportasia Media Limited	859	60	—

	1,911	60	—

     In November 2001, the Company acquired the Uniform Resource Locator (the “URL”) of “www.sportasia.com” from Sportasia Media Limited for a consideration of USD39.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

17. RELATED PARTY TRANSACTIONS (continued)

     (c) CIC

     In June 1999, the Company entered into a Support Services Agreement with CIC under which the Company agreed to provide CIC with the services required to operate local online services for America Online, Inc. (“AOL”) in Hong Kong for a fee equal to the cost of providing such services to CIC plus 10%. In April 2000, the Company signed an Amended and Restated Support Services Agreement with CIC which increased the markup of the provision of software and consulting services and advertising and marketing services while the markup of the provision of personnel services remained at 10%. CIC was the former parent company of the Company until June 1999 when, concurrently with entry into the Support Services Agreement, CIC distributed its total interest in the Company to CIC’s shareholders. At the time of entry into the Support Services Agreement, several members the board of directors of CIC also served as members of the board of directors of the Company. The following table sets forth the common directors, the time such directors ceased to be directors of CIC and the Company (as applicable), and the percentage ownership such directors held in CIC and the Company as of June 1999. While the percentage ownership such directors held in CIC and the Company may have changed since June 1999, unless otherwise indicated, such percentage ownership in CIC and the Company have only decreased as of the subsequent dates of other events described below.

			Percentage Ownership
	Date Ceased as a	Director of the	CIC The Company
Director	Director of CIC	Company	(as of June 1999)
Dr. Raymond Ch’ien	March 14, 2001	continuing director	4.0%		1.2%
Mr. Peter Yip	February 17, 2003	continuing director	2.4	%(1)	18.7	%(1)
Mr. Zhou Shun Ao	continuing director	continuing director	(2)		(2)
Mr. Zhong Guo Liang	April 13, 2001	May 24, 2002	(2)		(2)
Mr. Douglas Chan	February 18, 2003	July 17, 2003	(3)		(3)
Mr. Harry Edelson	June 22, 2001	June 17, 2003	11.3	%(4)	3.5	%(4)

(1)	Includes holdings through Asia Pacific Online Limited, a trust established for the benefit of Mr. Yip’s children owned by the spouse of Mr. Yip.

(2)	Less than 1%.

(3)	Mr. Chan was appointed as a representative of New World Infrastructure Limited (“NWI”), a former strategic shareholder of the Company. As of June 1999, NWI held 67.7% of CIC’s Class A Common Shares, in addition to holdings in CIC’s Series A Convertible Preference Shares. As of June 1999, NWI held 25.9% of the Company’s Class A Common Shares. NWI has since disposed of its entire shareholdings in the Company.

(4)	Held through Edelson Technology Partners.

     For the year ended December 31, 2000, the Company derived total revenue of USD19,880 from CIC.

     Since January 1, 2001, the Company did not recognize any revenue incurred from the provision of software and consulting services and advertising and marketing services in connection with the Amended and Restated Support Services Agreement due to the uncertainty of the collectibility of the receivable from CIC. USD5,425 incurred in connection with the provision of these services was recorded under selling, general and administrative expenses in 2001. In September 2001, the Company agreed to CIC’s request to waive the legal rights with respect to up to USD7,730 owed to the Company from CIC.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

17. RELATED PARTY TRANSACTIONS (continued)

     (c) CIC (continued)

     In October 2001, the Company entered into an Asset Purchase Agreement with CIC to acquire the URLs of “www.china.com”, “www.hongkong.com” and “www.taiwan.com”, and all intellectual property and other proprietary rights in connection with the URLs for a cash consideration of USD16,800. The purchase price of the URLs was determined by reference to valuations performed by independent appraisers, and negotiation with CIC.

     (d) Golden Tripod Limited

     In June 2001, the Company signed contracts with entities affiliated with Xinhua, Golden Tripod (Holdings) Limited, or Golden Tripod, and Xinhua News Agency Shanghai Branch, or Shanghai Xinhua, to acquire 30% of the             shares of Xin Hua Asia Pacific TV (H.K.) Center Limited, a company 51% owned by Golden Tripod and 49% owned by Shanghai Xinhua, as well as to form a 50% owned joint venture in the PRC. The Company paid USD500,000 as a deposit after the contracts had been signed. As certain conditions precedent for the joint venture were not met during the course of 2001, the Company terminated the transaction and made a bad debt provision for the full deposit amount at the end of the year. The Company actively sought a refund during the course of 2001 and 2002. For the years ended December 31, 2000, 2001 and 2002, the Company paid management fees of USD439, USD261 and USD293, respectively, to Golden Tripod Limited, an entity affiliated with Xinhua News Agency, one of the Company’s major shareholders, for the provision of general management services to the Company.

     (e) Asia Pacific Online Limited

     For the years ended December 31, 2000, 2001 and 2002 the Company reimbursed USD120 per year, to Asia Pacific Online Limited, or APOL, for expenses incurred for the provision of general management services principally consisting of providing the full-time services of Mr. Peter Yip to act as the Company’s chief executive officer. APOL is a trust owned by the spouse of Mr. Peter Yip, who is the chief executive officer of the Company, for the benefit of Mr. Yip’s children. As of February 13, 2003, APOL had beneficial ownership of approximately 18.99% of the Company’s Class A Common Shares. There are no common directors between APOL and the Company.

     In January 2002, the Company entered into a new services agreement with APOL. Under this agreement, the Company agreed to provide an annual management fee of USD0.001 and reimburse expenses incurred up to USD270 annually for the provision of general management services principally consisting of providing the full-time services of Mr. Peter Yip to act as the Company’s chief executive officer.

     Mr. Yip acted as the Company’s chief executive officer in each of 2000, 2001 and 2002.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

17. RELATED PARTY TRANSACTIONS (continued)

     (f) New World Infrastructure

     In October 2000, the Company entered into an agreement to acquire a 50.3% interest in Wealth Corporation Limited for aggregate consideration of USD9.3 million consisting of USD6.8 million worth of the Company’s Class A Common Shares to purchase shares from the selling shareholders and USD2.5 million in cash to purchase newly issued shares. The selling shareholders of Wealth Corporation Ltd. included New World Infrastructure, a former shareholder of the Company which as of October 2002 held approximately 11.4% of the Company’s Class A Common Shares, and received approximately USD1.4 million worth of the Company’s Class A common shares as consideration for its shares in Wealth Corporation Ltd. Wealth Corporation Ltd. operated a web site which sold travel products and services, such as airline tickets and hotel accommodations, to corporations and travel agencies in the People’s Republic of China. The acquisition was based upon a strategy to build a Greater China online and off-line travel capability which focused on the tour-group market.

     As a result of deteriorating financial performance at Wealth Corporation Limited through 2002, the Company de-emphasized the development on an online travel business in Greater China and sought to recover some of its original investment in the company. The Company entered into negotiations with the other shareholders in Wealth Corporation Limited, including New World Infrastructure, and in November 2002, the parties agreed to permit the Company to reduce its shareholdings to 19.9% through a share repurchase by Wealth Corporation Limited. Wealth Corporation Limited was not profitable at such time, and the shareholders agreed to value the company based upon the cash balances of the company. As a result of consummation of the share repurchase, chinadotcom reduced its shareholdings to 19.9% for a payment from Wealth Corporation of USD1.0 million.

     (g) AOL Time Warner Inc.

     During 2001, the Company paid advertising fees totaling USD3,500 to AOL Time Warner Inc., a shareholder of the Company, for the provision of Internet advertising services to the Company. In addition, the Company paid AOL Time Warner Inc. USD3,700 for computer software from PurchasePro.com, Inc., a strategic alliance partner of AOL Time Warner Inc. In other matters involving AOL, the Company sought the return of USD2.2 million spent by the Company under a software development agreement among AOL, CIC and the Company. Under the terms of the software development agreement dated February 1, 2000, the Company agreed to provide AOL with USD2.2 million to finance the development of AOL software which could be utilized in the China market. The Company entered into the software development agreement in anticipation of a joint venture between AOL and the Company to develop consumer interactive services for the Chinese market. No joint venture arrangement with AOL was ever entered into, and AOL never delivered a software product to the Company. In addition, the Company sought the return of USD3.5 million in connection with an agreement to purchase advertising services from AOL. Under the terms of the agreement dated March 8, 2001, AOL agreed to render ad impressions for the Company on its web sites for a total fee of approximately USD7 million, and the Company paid USD3.5 million, approximately one-half of the amount due, on March 31, 2001. These amounts were expensed under sales, general and administrative in March 2001. The Company entered into the agreement to purchase advertising services from AOL and made partial payment under the contract as a result of representations from AOL’s representatives that AOL would be more favorably inclined to enter into a joint venture with the Company to develop consumer interactive services for the Chinese market if the Company purchased the advertising services, which did not occur following the Company’s purchase of and payment for the advertising services. The Company is cooperating with information requests by the Commission and other government agencies in connection with their investigation of AOL with respect to the PurchasePro.com and advertising services transactions.

18. INCOME TAXES

     Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

17. INCOME TAXES (continued)

     The subsidiaries in all geographical regions are governed by the respective local income tax laws with statutory tax rates ranging from 0% to 35%. No deferred tax expenses for operations in all geographical locations were recognized in any periods.

     Pre-tax loss from operations for the years ended December 31, 2000, 2001 and 2002 was taxed in the following jurisdictions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD
Loss from continuing operations:
United States (“US”)	(1,697)	(3,888)	(999)
Non-US	(33,871)	(84,616)	(3,231)

	(35,568)	(88,504)	(4,230)
Loss from discontinued operations:
Non-US	(24,140)	(38,682)	(14,634)

Pre-tax loss	(59,708)	(127,186)	(18,864)

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

18. INCOME TAXES (continued)

     Significant components of the provision for income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD
Current:
Tax expense allocated to net income from continuing operations:
US	156	—	—
Non-US	426	186	113

	582	186	113
Tax expense/(benefit) allocated to discontinued operations:
Non-US	58	175	47

Total current	640	361	160

Deferred:
US	—	—	—
Non-US	—	—	—

Total deferred	—	—	—

	640	361	160

     Deferred tax liabilities and assets are comprised of the following:

	December 31,	December 31,
	2001	2002
	USD	USD
Deferred tax liabilities:
Accelerated depreciation allowances	(686)	(193)

Deferred tax assets:
Net operating loss carryforwards (net of USD2,297 expired or disposed of during the year) (2001: USD2,119)	34,893	34,484
Others	3,979	5,213

Total deferred tax assets	38,872	39,697
Valuation allowance for deferred tax assets	(38,186)	(39,504)

Net deferred tax assets	686	193

Net deferred tax liabilities	—	—

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

18. INCOME TAXES (continued)

     The reconciliation of income taxes from continuing operations computed at the statutory tax rates to the effective income tax provision recorded is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD
Income tax (benefit)/expense computed at the respective statutory rates	(9,947)	(15,702)	453
Change in tax rates	—	—	384
Non-deductible items	1,157	2,349	108
Non-taxable items	(3,922)	(3,378)	(308)
Change in valuation allowance	13,294	16,917	(524)

Total income taxes from continuing operations	582	186	113

Total income taxes from discontinued operations	58	175	47

     Benefit from operating losses not recorded from discontinued operations amounted to USD1,090, USD3,131 and USD4,139 for the year ended December 31, 2000, 2001 and 2002, respectively.

     Due to its history of losses, the Company does not believe that sufficient objective, positive evidence currently exists to conclude that the recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided a valuation allowance covering 100% of its net deferred tax assets.

     At December 31, 2002, the Company had net operating loss carryforwards of approximately USD132,200 for income tax purposes that expire in years 2003 to indefinite.

19. BASIC AND DILUTED LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD
Numerator for basic and diluted loss per share:
Loss from continuing operations	(35,604)	(85,528)	(4,095)
Loss from discontinued operations, net of gain on disposal	(24,198)	(38,857)	(14,136)

Loss attributable to common shareholders	(59,802)	(124,385)	(18,231)

	Number	Number	Number
Denominator for basic and diluted loss per share:
Weighted average number of shares after adjusting for the Share Splits	98,091,541	102,589,760	102,269,735

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

19. BASIC AND DILUTED LOSS PER SHARE (continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD

Basic and diluted loss per share:
Loss from continuing operations	(0.57)	(1.10)	(0.05)
Loss from discontinued operations	(0.04)	(0.11)	(0.13)

Loss attributable to common shareholders	(0.61)	(1.21)	(0.18)

     The computation of diluted loss per share did not assume the conversion of the stock options and the warrants of the Company during the year because their inclusion would have been antidilutive.

20. DISCONTINUED OPERATIONS

     During the year ended December 31, 2002, the Company discontinued the operations of certain subsidiaries in the software and consulting services and the advertising and marketing activities segments. With the adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were classified as loss from operations of discontinued subsidiaries on the consolidated statements of operations. From January 1, 2003 to September 30, 2003, the Company further discontinued some of its subsidiaries to realign its operation with changes in its business model. Most of these discontinued operations were grouped in the software and consulting services, and the advertising and marketing activities under the new segment classification, while the rest were included in other income.

     From August to December 2002, liquidators were appointed to oversee the dissolution of the discontinued subsidiaries. The combined assets and liabilities of the discontinued subsidiaries on the respective dates of liquidation were USD2,019 and USD2,564, respectively, resulting in a net gain on disposal of USD545, which was included in the gain on disposal of discontinued subsidiaries for the year ended December 31, 2002.

     Net loss of the subsidiaries classified as discontinued operations for the year ended December 2000, 2001 and 2002 were USD24,198, USD38,857 and USD14,681, respectively. Revenue of the discontinued operations for the year ended December 2000, 2001 and 2002 were USD33,469, USD34,603 and USD19,104, respectively. Pretax loss reported in discontinued operations for the year ended December 2000, 2001 and 2002 were USD24,140, USD38,682 and USD14,634, respectively.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

21. FINANCIAL INSTRUMENTS

     The carrying amount of the Company’s cash and cash equivalents approximates their fair values because of the short maturity of those instruments. The carrying value of receivables, payables and short-term debt approximates their market values based on their short-term maturities. The total fair values of the equity securities in listed companies as of December 31, 2001 and 2002 were USD2,064 and USD2,050, respectively based on the market values of publicly traded shares as of December 31, 2001 and 2002. The total fair values of the debt securities as of December 31, 2001 and 2002 were USD481,940 and USD471,179, respectively based on the market values of publicly traded debt securities as of December 31, 2001 and 2002. The fair value of related party receivable and payable cannot be determined due to the related party nature of the accounts.

     In October 2002, the Company entered into a promissory note and warrant purchase agreement with Sagent Technology Inc. (“Sagent”), a NASDAQ listed company, whereby the Company paid USD7,000 cash to Sagent for a promissory note and for 8,000,000 warrants to purchase Sagent’s common shares for investment purposes. The fair value of the promissory note and the warrants as of December 31, 2002 were USD5,325 and USD2,320, respectively. These amounts are recorded in other assets on the consolidated balance sheets. The Company recognized a USD571 gain in value of the warrants in other non-operating gains on the consolidated statements of operations for the year ended December 31, 2002. The Company determined the estimated fair value amounts by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

22. CONCENTRATION OF RISKS

     Concentration of credit risk:

     The Company is engaged in the provision of software and consulting services, including Web site development, hosting and maintenance, advertising and sale of IT products to businesses in Hong Kong, Australia, Japan, Korea, the People’s Republic of China (the “PRC”), Singapore, the Republic of China, the United Kingdom and the United States. The Company generally does not require collateral for accounts receivable.

     The Company maintains cash and cash equivalents with various financial institutions in Hong Kong, Australia, Japan, Korea, the PRC, Singapore, the Republic of China, the United Kingdom and the United States. The Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy.

     Concentration of business risk:

     Revenue has been derived from a number of clients that use the Company’s services. The top 10 customers accounted for 30%, 9% and 14% of the revenue for the years ended December 31, 2000, 2001 and 2002, respectively. 16%, nil and nil of the revenue were attributable to CIC for the years ended December 31, 2000, 2001 and 2002, respectively.

     Current vulnerability due to certain concentrations:

     The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

     The PRC has recently enacted new laws and regulations governing Internet access and the provision of online business, economic and financial information. Current or proposed laws aimed at limiting the use of online services to transmit certain materials could, depending upon their interpretation and application, result in significant potential liability to the Company, as well as additional costs and technological challenges in order to comply with any statutory or regulatory requirements imposed by such legislation. Additional legislation and regulations that may be enacted by the PRC government could have an adverse effect on the Company’s business, financial condition and results of operations.

     Some of the Company’s business is transacted in Renminbi (“RMB”), which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the Bank of China. Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

23. SHARE CAPITAL

     Pursuant to the Articles of Association of the Company, each Class A common share is entitled to one vote on all matters upon which the Class A common share is entitled to vote. The Board of Directors has the authority, without further action by the shareholders, to issue up to five million preferred shares in one or more series and to fix the designations, powers preference, privileges and relative participatory, optional or special rights and the qualifications, limitation or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of common shares. No preferred shares have been issued.

     On January 20, 2000, the Company completed its secondary offering of 6,975,000 Class A common shares at an offering price of USD42.5 per share. In January 2000, the underwriters exercised their over-allotment options and purchased an additional 651,000 shares at the offering price of USD42.5 per share. The net proceeds from the secondary offering to the Company were approximately USD303,844.

     On July 26, 2000, Lehman Brothers Inc. fully exercised its warrants to purchase 800,000 Class A common shares at an exercise price of USD5 per share of the Company.

     During the year ended December 31, 2000, 1,525,757 Class A common shares were issued at prices ranging from USD1.25 to USD11.9688 from the exercise of stock options granted to employees. In addition, 1,854,515 Class A common shares were issued at prices ranging from USD5 to USD64.6811 per share for the acquisitions of its subsidiaries and for the settlement of the contingent considerations relating to certain prior year acquisitions.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

23. SHARE CAPITAL (continued)

     During the year ended December 31, 2000, 22,484 Class A common shares were issued at a price of USD53.25 per share for the acquisition of equity investees, 1,504,438 Class A common shares were issued at prices ranging from USD15.625 to USD40.5 per share for the acquisition of available-for-sale equity securities and cost investments, 495,900 Class A common shares were issued at USD13.7124 as a prepayment for the acquisition of a subsidiary, 486,529 Class A common shares were issued at prices from 15.3253 to 17.9375 as the settlement of promissory notes and 20,685 Class A common shares were issued at prices ranging from USD17.10 to USD56.00 as the settlement of other payables.

     During the year ended December 31, 2000, 117,599 Class A common shares were issued pursuant to the agreement for the acquisition of the Web Connection at prices ranging from USD7.25 to USD17.625 per share to an employee. Accordingly, a stock compensation expense of approximately USD1,974 was charged to the statement of operations of the Company for the year ended December 31, 2000.

     During the year ended December 31, 2001, 91,426 Class A common shares were issued at prices ranging from USD1.75 to USD6.8125 per share from the exercise of stock options granted to employees.

     During the year ended December 31, 2001, 521,589 Class A common shares were issued at a price of USD5.8125 per share as settlement of promissory notes and 273,198 Class A common shares were issued at a price of USD16.3516 per share as settlement of other payables. In addition, 23,084 Class A common shares were redeemed and retired at a price of USD2.35 per share arising from the disposal of an equity investee. The redemption premium was deducted from the additional paid-in capital.

     During the year ended December 31, 2002, 296,492 Class A common shares were issued at prices ranging from USD2.03 to USD2.5266 per share from the exercise of stock options granted to employees.

     During the year ended December 31, 2002, 1,764,555 Class A common shares were repurchased at prices ranging from USD1.92 to USD3.24 per share. 1,692,001 of the repurchased Class A common shares were retired at prices ranging from USD2.334 to USD2.826 per share. The redemption premium was deducted from the additional paid-in capital.

24. STOCK-BASED COMPENSATION AND WARRANTS

     (a) Stock options

     The Company applies APB 25 in accounting for stock options granted to employees. Accordingly, the compensation expense is recorded for the difference between the fair value of shares at date of grant and the option price.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

24. STOCK-BASED COMPENSATION AND WARRANTS (continued)

     (a) Stock options (continued)

     Pursuant to the 1999 Stock Option Plan (the “Plan”), options may be granted to employees of and consultants and advisors to the Company and its subsidiaries for the purchase of up to an aggregate of 12 million Class A common shares. During 2000, an additional 8 million Class A common shares options were made available, which increased the options available for grant to employees of and consultants and advisors to the Company and its subsidiaries for the purchase of Class A common shares to 20 million. The Plan is administered by a committee of the Board of Directors, which will determine, in its discretion, the number of shares subject to each option granted and the related purchase price and option period. Incentive stock options, as defined by the U.S. Internal Revenue Code of 1986, as amended, and non-qualified stock options may be granted under the Plan.

     A summary of the Company’s stock option activity, and related information for the years ended December 31, is as follows:

	2001			2002
			Weighted-			Weighted-
			average			average
	Available	Options	exercise	Available	Options	exercise
	for grant	outstanding	price	for grant	outstanding	price
	(Number)	(Number)	USD	(Number)	(Number)	USD
Outstanding at the beginning of the year	4,726,108	16,429,577	11.36	6,998,268	14,065,911	6.66
Granted	(5,740,965)	5,740,965	2.88	(1,648,960)	1,648,960	2.44
Forfeited	8,013,125	(8,013,125)	13.63	4,083,536	(4,083,536)	7.89
Exercised	—	(91,426)	3.05	—	(296,492)	2.42

Outstanding at the end of the year	6,998,268	14,065,991	6.66	9,432,844	11,334,843	5.94

Exercisable at the end of the year		6,177,211			7,686,104

Weighted-average fair value of options granted during the year		2.53			2.00

     The Company’s stock options are exercisable at exercise prices ranging between USD1.86 to USD73.4375 per share (inclusive).

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

24. STOCK-BASED COMPENSATION AND WARRANTS (continued)

     (a) Stock options (continued)

     The following table summarizes information concerning outstanding and exercisable options at December 31, 2002.

		Options outstanding		Options exercisable
			Weighted		Weighted
		Weighted	average		average
		average	exercise		exercise
		remaining	price		price
Exercise price range	Numbers	contractual	per share	Numbers	per share
USD	outstanding	life (in years)	USD	exercisable	USD
$1.86-2.7	2,926,473	8.88	2.32	1,302,837	2.43
$2.71-3.375	3,356,159	7.57	3.13	2,362,626	3.20
$3.55-5	2,366,922	6.77	4.83	2,266,287	4.86
$5.0625-9.62	1,442,413	7.63	7.28	899,234	7.39
$10.1875-19.5469	792,010	7.19	14.50	524,695	14.34
$20.4375-29.9219	214,851	7.38	24.84	183,470	24.59
$30.2625-39.5	55,180	7.08	36.29	36,418	36.35
$40.5-48.405	76,080	7.11	46.07	51,788	46.12
$51-58.5625	90,680	7.24	52.76	49,163	53.03
$60.75-73.4375	14,075	7.16	65.87	9,586	65.81

	11,334,843			7,686,104

     Pursuant to resolutions adopted by the Board of Directors in December 2000, the vesting of certain of the Company’s options were accelerated such that vesting would be changed from an annual basis to a quarterly basis upon the lapse of twelve months from the date of grant. Based on the historical and expected employee turnover and the expected market price of the Class A common shares, the Company estimated that the number of options the employees will ultimately retain that would have been otherwise forfeited was minimal for the year ended December 31, 2001 and 2002.

     The Company applies APB 25 in accounting for stock options granted to employees. Accordingly, the compensation expense is recorded for the difference between the fair value of shares at date of grant and the option price. For the year ended December 31, 2000, a total stock compensation expense of USD5,083 was recognized in the financial statements. For the purpose of determining the fair value of the options under SFAS 123, the Company used the Black-Scholes model based on the United States risk-free interest rate ranging from 5.17% to 6.69%, a weighted average expected option life of 5 years, assuming volatility factors of the expected price of the Company’s common stock ranging from 38% to 167% and no dividends.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

24. STOCK-BASED COMPENSATION AND WARRANTS (continued)

     (a) Stock options (continued)

     For the year ended December 31, 2001, a total stock compensation expense of USD2,552 was recognized in the financial statements. For the purpose of determining the fair value of the options under SFAS 123, the Company used the Black-Scholes model based on the United States risk-free interest rate ranging from 3.91% to 6.69%, a weighted average expected option life of 5 years, assuming volatility factors of the expected price of the Company’s common stock ranging from 38% to 167% and no dividends.

     For the year ended December 31, 2002, a total stock compensation expense of USD309 was recognized in the financial statements. For the purpose of determining the fair value of the options under SFAS 123, the Company used the Black-Scholes model based on the United States risk-free interest rate ranging from 2.65% to 6.69%, a weighted average expected option life of 5 years, assuming volatility factors of the expected price of the Company’s common stock ranging from 38% to 167% and no dividends. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company’s net income would have been reduced as indicated below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD

Net loss:
As reported	(59,802)	(124,385)	(18,231)
Pro forma	(102,243)	(152,783)	(33,846)
Net loss per share:
As reported	(0.61)	(1.21)	(0.18)
Pro forma	(1.04)	(1.49)	(0.33)

     During 2000, 104,469 of the Company’s options with exercise prices ranging from USD2.21 to USD28.58 per share were issued in connection with the acquisition of investments in DAE and XT3.

     In 2001, 95,369 options were settled by USD1,383 discretionary cash settlements to the shareholder.

     In January 2002, the Company granted to APOL additional stock options to purchase up to 200,000 Class A common shares as of January 1, 2002 with an exercise price of USD2.82 per share and a quarterly vesting schedule over the one-year term of the new services agreement and the right to accelerate existing share options upon a change of control of the Company.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

24. STOCK-BASED COMPENSATION AND WARRANTS (continued)

     (b)2000 and 2001 Employee Share Purchase Plan

     During each of 2000 and 2001, the Company established and implemented an employee share purchase plan, which was qualified as a non-compensatory plan under Section 423 of the Internal Revenue Code. The plan allows qualified employees to purchase the Company’s Class A common shares during the relevant six-month plan period. Qualifying employees are allowed to purchase up to 500 Class A common shares for each plan period. The maximum number of Class A common shares, par value USD0.00025 per share, issuable under the plan is 500,000, and a maximum of 100,000 shares will be available for issuance for each plan period.

     (c) Warrants

     In connection with the private placement of 6,795,200 Class A common             shares issued to AOL on June 8, 1999, warrants were granted to AOL to purchase, subject to certain conditions, up to 18.5% and 6.5% of the Company’s total outstanding capital at an exercise price of USD5.00 per share and USD42.50 per share, respectively. The first and the second of these warrants became exercisable in October 2000 and in July 2001, respectively. Both warrants will expire in July 2003. At December 31, 2002, these warrants were not exercised.

     On June 22, 1999, 800,000 warrants were granted to Lehman Brothers Inc., the private placement agent of the Company, as compensation for private placements completed from April to June 1999. On July 26, 2000, these warrants were fully exercised at an exercise price of USD5 per share.

     In May 2000, GE Capital Equity Investments Ltd., (“GE”), was granted a warrant under which GE will be entitled to purchase a number of Class A common shares determined according to the Company’s revenue from services provided to affiliates of General Electric Capital Corporation during 2000 and 2001. The warrants are exercisable during the period between January 5, 2002 and January 4, 2003 at an exercise price of USD39.5 per share. As of December 31, 2002, no warrant was exercised, and the warrants expired on January 4, 2003.

     All warrants may not be sold, transferred, assigned, or hypothecated to any person, other than to any limited partnership with the same general partner, or to any company that directly, or indirectly, controls or is controlled by or is under common control with the holder of the warrants, without the prior consent of the Company.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

25. CONTINGENCIES AND COMMITMENTS

     Operating lease commitments

     As of December 31, 2002, the Company had future minimum office rental and telephone line lease payments under non-cancelable operating leases as follows:

Year ended December 31:	USD
2003	1,544
2004	224

1,768

     As of December 31, 2002, the Company had future commitments to purchase additional shareholdings in three subsidiaries for an aggregate of USD986 and additional consideration based on the future revenues, gross margins and/or operating results of the subsidiaries. The commitments shall be settled by cash and/or shares of the Company.

     Class action lawsuit against chinadotcom

     A class action lawsuit was filed in the United States District Court, Southern District of New York on behalf of purchasers of the securities of chinadotcom, between July 12, 1999 and December 6, 2000, inclusive. The complaint charges defendants chinadotcom, Lehman Brothers, Inc. (“Lehman Brothers”), Bear, Stearns & Co., Inc. (“Bear Stearns”), BancBoston Robertson Stephens (“Robertson Stephens”), Merrill Lynch, Pierce Fenner & Smith Inc. (“Merrill Lynch”), Raymond Ch’ien, Peter Yip, Zhou Shun Ao, and David Kim with violations of Sections 11, 12(a) (2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

     On or about July 12, 1999, chinadotcom commenced an initial public offering of 4.2 million of its shares of common stock at an offering price of USD20 per share (the “chinadotcom IPO”). In connection therewith, chinadotcom filed a registration statement, which incorporated a prospectus (the “Prospectus”), with the SEC. The complaint further alleges that the Prospectus was materially false and misleading because it failed to disclose, among other things, that (i) the Underwriter Defendants (Lehman Brothers, Bear Stearns, Robertson Stephens and Merrill Lynch) had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the Underwriter Defendants allocated to those investors material portions of the restricted number of chinadotcom shares issued in connection with the chinadotcom IPO; and (ii) the Underwriter Defendants had entered into agreements with customers whereby the Underwriter Defendants agreed to allocate chinadotcom shares to those customers in the chinadotcom IPO in exchange for which the customers agreed to purchase additional chinadotcom shares in the aftermarket at pre-determined prices.

     The class action lawsuit against each of Raymond Ch’ien, Peter Yip, Zhou Shun Ao, and David Kim has been dismissed. The management considers the outcome of any judgment on the lawsuit with respect to the Company to be quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that may arise from the class action lawsuit.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

25. CONTINGENCIES AND COMMITMENTS (continued)

     Panpac Media.com Limited (“Panpac”) Lawsuit

     In February 2000, the Company acquired a minority interest in Panpac, a publisher listed on the Singapore Stock Exchange in exchange for 593,224 Class A common shares of the Company pursuant to an Equity Exchange and Option Agreement (the “Agreement”) between Panpac and china.com corporation Limited, a subsidiary of the Company. In February 2003, Panpac served such subsidiary of the Company with a writ with respect to a breach of contract claim under the Agreement. The Company is contesting this lawsuit and has filed a defense to this writ. The management considered the outcome of the judgment on and the expenditures from the lawsuit to be quite uncertain. Therefore, no provision has been made for any expenses that may arise from the Panpac lawsuit.

     e-Asia Sdn. Bhd. (“e-Asia”) Lawsuit

     On November 2, 1999, Mezzo Marketing Limited (“Mezzo”), a subsidiary of the Company, entered into a sales and purchase agreement (the “e-Asia Agreement”) to acquire e-Asia Sdn. Bhd. (“e-Asia”) from the existing shareholders of e-Asia, Khoo Sin Aik and e-Planet Sdn. Bhd. (“e-Planet”). On November 30, 1999, Mezzo acquired 60% of e-Asia in consideration of 22,644 Class A common shares of the Company delivered to e-Asia’s shareholders. The agreement further provided that if specified performance targets were achieved by e-Asia, Mezzo would acquire the remaining 40% of e-Asia, and provide additional contingent consideration in the form of the Company’s             shares if specified revenue criteria were met by e-Asia. In October 2002, e-Planet filed a petition in the Cayman Islands against the Company for an amount of USD2,340 with respect to consideration that it alleges it is owed under the e-Asia Agreement.

     In addition, the Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect the Company’s financial position, result of operations or cash flows.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

26. SEGMENTAL INFORMATION

     Description of Products and Services by Segment

     The Company has three reportable segments: software and consulting services, and advertising and marketing activities. The Company’s software and consulting services mainly represent sales of software products, outsourcing of IT professionals, professional consulting, Web site design, and systems integration. The Company’s advertising and marketing activities include online marketing strategy development and travel related publishing and exhibition organizing activities.

     Measurement of Segment Profit or Loss and Segment Assets

     The Company evaluates performance and allocates resources based on revenues and gross margins from operations. Revenues and gross margins for the three reportable segments are reported separately for internal purposes, but selling, general and administrative expenses, other operating expenses, net loss and assets and liabilities are not reported separately for each segment because this information is not produced internally. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

     Factors Management Used to Identify the Enterprise’s Reportable Segments

     The Company’s reportable segments are business units that offer different services. The reportable segments are each managed separately. Revenue from segments in the other category is mainly attributable to publishing and event organizing services. Neither of these segments has ever met the quantitative thresholds for determining reportable segments.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD
Revenues by segment Software and consulting services	45,791	16,643	15,505
Advertising and marketing activities	37,645	18,087	26,682
Other income	1,004	4,507	1,821

	84,440	39,237	44,008

Long-lived assets by segment
Software and consulting services	52,852	15,269	14,670
Advertising and marketing activities	7,408	5,641	5,977
Other income	10,095	6,808	1,517
Corporate	—	17,092	16,207

	70,355	44,810	38,371

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

26. SEGMENTAL INFORMATION (continued)

     Geographic information is provided below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD
Revenue:
Australia	728	1,711	3,003
Greater China	46,473	10,218	9,102
North Asia	21,459	10,090	19,622
South Asia	5,662	8,775	5,468
United Kingdom	2,247	2,911	1,750
United States	7,871	5,532	5,063

Total revenue	84,440	39,237	44,008

Long-lived assets:
Australia	1,122	974	339
Greater China	65,871	39,586	34,136
North Asia	1,673	498	235
South Asia	1,032	855	789
United Kingdom	206	2,633	2,738
United States	451	264	134

Total long-lived assets	70,355	44,810	38,371

27. SUBSEQUENT EVENTS

     On February 12, 2003, the Company acquired 100 percent of the outstanding common shares of Praxa Limited (“Praxa”) from Mantech Australia International Corporation (“Mantech Australia”). The results of Praxa’s operations will be included in the consolidated financial statements since that date. Praxa’s core business is the provision of information technology products and services in the form of outsourcing, application development and support, and system integration in Australia and Asia. As a result of the acquisition, the Company is expected to increase the number of potential clients for its low-cost China-based outsourcing platform and to extend the distribution of the Company’s own software products into the Australian marketplace.

     Under the terms of the share purchase agreement for Praxa between the Company and Mantech Australia, the Company agreed to pay up to USD 6,400 in cash for 6,304,478 common shares of Praxa. The Company paid USD 3,490 in cash to Mantech Australia in February 2003 at the time of acquisition. The remaining amount of cash consideration to be paid, up to a maximum of USD 2,910, will depend upon Praxa’s earnings before interest, tax, depreciation and amortization for the year ended December 31, 2003. In the event that the sum, “X”, of Praxa’s EBITDA for 2003 multiplied by 3.004 is greater than USD 6,400, then the Company is required to pay to Mantech Australia a maximum consideration equal to the entire escrow amount of USD 2,910. In the event that the sum, “X” of Praxa’s EBITDA for 2003 multiplied by 3.004 is equal to or less than USD 6,400, but greater than USD 3,490, then the Company is required to pay to Mantech Australia the difference between X and USD 3,490. In the event that the sum, “X”, of Praxa’s EBITDA for 2003 multiplied by 3.004 is less than USD 3,490, then the Company is not required to make any further payment to Mantech Australia, and the Escrow Funds will be returned to the Company.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

27. SUBSEQUENT EVENTS (continued)

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of obtaining third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

USD
At February 12, 2003
Current assets	4,935
Property, plant and equipment, net	985
Other assets	863
Goodwill	5,117

Total assets acquired	11,900

Current liabilities	(5,938)
Long-term debt	(2,472)

Total liabilities assumed	(8,410)

Net assets acquired	3,490

     The USD5,117 (AUD8,795) of goodwill was assigned to software and consulting services segment in total. Of that total amount, USD1,627 (AUD2,795) is expected to be deductible for tax purposes.

chinadotcom corporation
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars; all amounts in thousands)

	September 30,
	2002		2003
	$		$
ASSETS
Current assets:
Cash and cash equivalents		126,419		78,346
Restricted cash		120		59
Accounts receivable		17,268		23,005
Deposits, prepayments and other receivables		7,358		11,788
Available-for-sale debt securities		236,422		259,357
Restricted debt securities		11,873		65,165
Amount due from related parties		—		34

Total current assets		399,460		437,754
Property, plant and equipment, net		12,132		7,741
Available-for-sale equity securities		2,286		1,168
Available-for-sale debt securities		19,800		20,000
Goodwill		8,905		42,183
Intangible assets		19,090		28,485
Restricted debt securities		—		11,899
Investments in equity investees		392		494
Investments under cost method		312		1,889
Other assets		2,053		5,508

Total assets		464,430		557,121

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		15,070		13,232
Other payables		14,410		11,277
Accrued liabilities		11,354		17,130
Short-term bank loans		963		54,184
Long-term bank loans, current portion		—		1,921
Deferred revenue		2,419		10,349
Taxation		712		1,068

Total current liabilities		44,928		109,161
Long-term bank loans, net of current portion		11,482		15,800
Minority interests		35,813		44,666
Shareholders’ equity:
Share capital		26		25
Additional paid-in capital		614,142		613,810
Treasury stocks		(5,966)		(4,067)
Accumulated other comprehensive income		(406)		665
Accumulated deficits		(235,589)		(222,939)

Total shareholders’ equity		372,207		387,494

Total liabilities and shareholders’ equity		464,430		557,121

     See notes to condensed consolidated financial statements.

chinadotcom corporation
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed In United States Dollars; all amounts in thousands except per share data)

	Nine months ended
	September 30,
	2002		2003
Revenues:	$		$
Software and consulting services		11,951		31,429
Advertising and marketing activities		20,050		15,954
Mobile services and applications		—		10,998
Other income		553		1,735

Total revenues		32,554		60,116

Cost of revenues:
Software and consulting services		(5,812)		(20,913)
Advertising and marketing activities		(14,341)		(10,972)
Mobile services and applications		—		(1,235)
Other income		(23)		(685)

Total cost of revenues		(20,176)		(33,805)

Gross margin		12,378		26,311
Operating expenses:
Selling, general and administrative expenses		(22,297)		(22,654)
Depreciation and amortization expenses		(8,589)		(4,196)
Impairment of goodwill and intangible assets		—		—
Stock compensation expense		(247)		(153)

Total operating expenses		(31,133)		(27,003)

Operating loss		(18,755)		(692)
Interest income		19,113		10,564
Interest expense		(1,941)		(551)
Gain / (loss) on disposal of available-for-sale securities		(875)		3,883
Gain / (loss) on disposal of subsidiaries and cost investments		51		463
Impairment of cost investments and available-for-sale securities		(5,351)		—
Other non-operating gains		332		998
Other non-operating losses		—		(543)
Dividend income, net of related expenses		—		(113)
Share of income in equity investees		682		95

Income / (loss) before income taxes		(6,744)		14,104
Income taxes		(94)		(90)

Income / (loss) before minority interests		(6,838)		14,014
Minority interests in loss /(income) of consolidated subsidiaries		1,612		(1,721)

Income / (loss) from continuing operations		(5,226)		12,293

Discontinued operations
Loss from operations		(14,176)		(2,942)
Gain on disposals of discontinued subsidiaries		—		2,127

Net income / (loss)		(19,402)		11,478

Earnings / (loss) per share
Basic		(0.19)		0.11
Diluted		(0.19)		0.11
Weighted average number of shares
Basic		102,452,989		100,253,277
Diluted		102,452,989		102,861,370

See notes to condensed consolidated financial statements.

chinadotcom corporation
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed In United States Dollars; all amounts in thousands, except number of shares)

							Accum-
							ulated	Total
							other	share-
				Additional	Compre-	compre-	Retained	holders
	Number	Common	paid-in	Treasury	hensive	hensive	earnings	equity
	shares	shares	capital	stock	income	income	(deficit)	(deficit)
		$	$	$	$	$	$	$
Balance at January 1, 2003	101,296	25	610,340	(238)	—	1,990	(234,417)	377,700
Exercise of employee stock options	2,315	—	7,864	—	—	—	—	7,864
Redemption of shares	—	—	—	(11,171)	—	—	—	(11,171)
Retirement of shares	(2,300)	—	(5,750)	5,750	—	—	—	—
Issuance of treasury stock for non-cash transactions	—	—	1,204	1,592	—	—	—	2,796
Stock compensation expenses on options granted	—	—	152	—	—	—	—	152
Unrealized loss, net of unrealized gains on available-for-sale
securities	—	—	—	—	(1,614)	(1,614)	—	(1,614)
Minority interests’ share of unrealized gain, net of unrealized loss on available-for-sale securities	—	—	—	—	(89)	(89)	—	(89)
Foreign currency translation adjustments		—	—	—	—	378	378	378
Net income for the period	—	—	—	—	11,478	—	11,478	11,478

Comprehensive income					10,153

Balance at September 30, 2003	101,311	25	613,810	(4,067)		665	(222,939)	387,494

     See notes to condensed consolidated financial statements.

chinadotcom corporation
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed In United States Dollars; all amounts in thousands)

	Nine months ended September 30,
	2002		2003
	$		$
Cash flows from operating activities:
Net profit/(loss)		(19,402)		11,478
Adjustments to reconcile net profit/(loss) to net cash provided by operating activities:
Minority interests in profits/(losses) of consolidated subsidiaries		(1,612)		1,721
Loss on disposal/write off of fixed assets		1,401		—
Gain on disposal of cost investments		(51)		(373)
Gain on disposal of subsidiaries		—		(2,217)
(Gain)/losses on disposal of available-for-sale securities		875		(3,883)
Amortization of goodwill and intangible assets		898		1,253
Depreciation		7,691		2,943
Stock compensation expenses		247		153
Equity in losses of equity investees		682		95
Impairment of available-for-sale securities		5,351		—
Change in operating assets and liabilities:
Accounts receivable		9,596		(509)
Deposits, prepayments and other receivables		9,997		670
Due from related companies		—		(34)
Other assets		153		6,455
Accounts payable		(491)		(3,875)
Other payables		3,330		(9,383)
Accrued liabilities		(3,179)		548
Deferred revenue		(495)		482
Due to a related company		(1,448)		(684)

Net cash provided by operating activities		13,543		4,840

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired		(3,730)		(11,419)
Acquisition of fixed assets		(1,327)		(530)
Acquisition of available-for-sale securities		(396,214)		(329,628)
Acquisition of URLs		(8,800)		—
Acquisition of intangibles		—		(2,531)
Proceeds from disposal of available-for-sale securities		610,397		449,754
Proceeds from share issuance by disposal of subsidiaries		—		(2,263)
Proceeds from disposal of cost investments		51		373
Proceeds from disposal of fixed assets		1,654		1,459
Restricted cash		1,154		50

Net cash provided by investing activities		203,185		105,265

Cash flows from financing activities:
Issuance of share capital		435		7,864
Additional minority interests		—		15,000
Additional bank loans		267,718		(76,605)
Repayment of bank loans		(373,727)		—
Increase in other assets		—		(11,171)
Purchase of treasury stocks		(5,554)		—

Net cash used in financing activities		(111,128)		(64,912)

Net increase in cash and cash equivalents		105,599		45,193
Cash and cash equivalents, beginning of period		20,820		33,153

Cash and cash equivalents, end of period		126,419		78,346

See notes to condensed consolidated financial statements

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

1.	BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements included in the chinadotcom corporation Annual Report on Form 20-F for the year ended December 31, 2002. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations regarding interim financial statements. All amounts included herein related to the consolidated financial statements as of September 30, 2003 and the nine months ended September 30, 2003 and 2002, are unaudited.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for their fair presentation. The interim results are not necessarily indicative of results for any subsequent quarter or for the year ending December 31, 2003.

The consolidated balance sheet at September 30, 2003 and the consolidated statement of operations and cash flows for the nine-month period ended September 30, 2003 does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

Due to the discontinued operation of certain components of chinadotcom, certain comparative amounts have been reclassified to conform with the current period’s presentation pursuant to SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

2.	BUSINESS COMBINATIONS

(a)	Palmweb Inc. (“Palmweb”)

In April, 2003, CDC Mobile Media Corporation, a wholly owned subsidiary of chinadotcom, acquired a 100% interest in Palmweb, through the purchase of the issued shares of Palmweb. The results of Palmweb’s operations were included in the consolidated financial statements from April 1, 2003. Palmweb is engaged in the provision of mobile value-added services in the PRC. As a result of the acquisition, chinadotcom can participate in the provision of mobile value-added service in the PRC. The aggregate initial purchase price was $14,000 cash for all issued shares of Palmweb, which was paid in April 2003. The remaining purchase price will be determined based on the net income of Palmweb for the years ending December 31, 2003 and 2004, and will be paid in two yearly installment payments calculated based on the following:

First yearly installment payment:

Net income of Palmweb for the year ending December 31, 2003 multiplied by 3.56918

Second yearly installment payment:

Net income of Palmweb for the year ending December 31, 2004 multiplied by 1.13982

The total contingent consideration is subject to a maximum limit of $55,☐ The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. chinadotcom is in process of finalizing the purchase price allocation.

At April 1, 2003 Current assets	$6,365
Property, plant and equipment, net	402
Other assets	66
Goodwill	9,003
Intangibles	1,450

Total assets acquired	17,286

Current liabilities	(3,286)

Total liabilities assumed	(3,286)

Net assets acquired	$14,000

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

2.	BUSINESS COMBINATIONS (continued)

(a)	Palmweb Inc. (“Palmweb”) (continued)

The $9,003 goodwill was assigned to the mobile services and applications segment and such goodwill was not deductible for tax purpose. chinadotcom expects to amortize the intangibles on a straight-line basis over an average estimated life of no more than 8.5 years.

The business in which Palmweb operates is subject to foreign ownership restrictions in the PRC. To comply with Chinese laws and regulations that prohibit or restrict foreign ownership of telecommunications and other information services within the PRC, Palmweb arranged for the establishment of two affiliates (the “Affiliates”). Palmweb does not have any legal ownership over the assets and operations of the Affiliates. The Affiliates were established by two PRC citizens, who were also shareholders and employees of Palmweb, to engage in the provision of short message and value-added mobile phone services and obtain an Internet Information Services License to operate as an Internet content provider to engage in the provision of Internet and mobile information services. In order to control the Affiliates, certain exclusive agreements and trust arrangements were signed with the relevant parties.

Based on the contractual arrangements mentioned above, chinadotcom believes that the Affiliates are considered as Variable Interest Entities under FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, because the equity investors in the Affiliates do not have the characteristics of a controlling financial interest and chinadotcom should be the primary beneficiary of the Affiliates. Accordingly, chinadotcom believes that the Affiliates should be consolidated under FIN 46.

(b)	Industri-Matermatik International Corp. (“IMI”)

On September 9, 2003 CDC Software, a wholly-owned subsidiary and software unit of chinadotcom, announced the acquisition of a majority stake of IMI, a leading provider of supply chain management solutions in the United States and Europe. The results of IMI’s operations were included in the consolidated financial statements from September 9, 2003.

chinadotcom’s stake in IMI resulted from CDC Software’s purchase of a 51% interest of Cayman First Tier, the holding company organized in the Cayman Islands which owns 100% of IMI. The remaining 49% is held by Symphony Technology Group, or Symphony, a Palo Alto, California-based private equity firm focused on enterprise software and services, which previously owned 100% of IMI. In consideration for the 51% stake, CDC software has agreed to invest $25,000 into Cayman First Tier, and has also agreed to finance a loan facility for Cayman First Tier of up to a further $25,☐ All funds into Cayman First Tier will be used primarily for further expansion in the supply chain management software sector via acquisitions, strategic investments and organic growth. Additional terms of the transaction designate CDC Software as the master distributor for IMI’s software products in China as well as an outsourcing partner for IMI.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At September 9, 2003

Net tangible assets	$15,364
Amortizable intangible assets:
Developed technologies	2,500
Customer base	2,700
Goodwill1	5,512
Minority interest	(10,076)

Net assets acquired (including transaction costs of $1,000)	$26,000

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

2.	BUSINESS COMBINATIONS (continued)

(b)	Industri-Matermatik International Corp. (“IMI”) (continued)

The $15,512 goodwill was assigned to the software and consulting services segment and such goodwill was not deductible for tax purpose. chinadotcom expects to amortize the developed technologies and customer base on a straight-line basis over an average estimated life of 4 and 10 years respectively.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, after elimination of all material inter-company accounts, transactions and profits.

(b)	Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Except for the restricted cash, none of the Company’s cash is restricted as to withdrawal or use.

(d)	Property, plant and equipment and depreciation

Leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation of leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles is computed using the straight-line method over the assets’ estimated useful life. No depreciation is provided on freehold land. The principal annual rates used are as follows:

Buildings	4%
Leasehold improvements	Over the lesser of the lease term or the useful life
Furniture and fixtures	20%
Office equipment	20%
Computer equipment	33-1/3%
Motor vehicles	33-1/3%

(e)	Goodwill and intangible assets

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. Effective January 1, 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting units with the reporting unit’s carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Company would then recognize an impairment loss.

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Goodwill and intangible assets (continued)

Intangible assets represent trademarks, service marks, Uniform Resource Locators (“URL”), software applications and programs, and customer database. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the respective assets. The Company has certain trademarks, service marks and domain names registered in the United States Patent and Trademark Office and other jurisdictions. The Company believes the service marks and domain names are of material importance to the Company’s business and have an estimated useful life of twenty years. Accordingly, these trademarks, service marks and domain names are amortized on a straight-line basis over a period of twenty years. The Company purchased certain software programs and customer database from acquisition of entities. The Company considers the software applications and customer database will generate revenue for the Company for 3 years. Accordingly, these software applications and programs and customer database are amortized on a straight-line basis over a period of three years.

Annually, the Company reviews and adjusts the carrying value of purchased intangible assets if the facts and circumstances suggest purchased intangible assets may be impaired. If this review indicates purchased intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows.

(f)	Investment

Debt and marketable equity investments, which represent available-for-sale securities are stated at fair value. Unrealized holding gain or loss, net of tax, on available-for-sale securities is included in a separate component of shareholders’ equity. Realized gains and losses and decline in value judged to be other-than-temporary on available-for-sale securities are included in gain/loss on disposal of available-for-sale securities and impairment of available-for-sale securities, respectively. The cost of securities sold is based on the first-in, first-out method. Interest and dividends on securities classified as available-for-sale are included in interest income and other income, respectively.

All other investments, for which the Company does not have the ability to exercise significant influence and there is not a readily determinable market value, are accounted for under the cost method of accounting. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and decline in value is included in impairment of cost of investments.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Company evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the financial condition and prospects of the investment’s region and industry, and the Company’s investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment.

(g)	Investments in equity investees

The Company’s investments in equity investees for which its ownership exceeds 20%, but which are not majority-owned, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss and amortization of the Company’s net excess investment over its equity in each equity investee’s net assets is included in “share of losses in equity investees”. Amortization is recorded on a straight-line basis over the estimated useful life of three years.

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Foreign currency translation

Foreign currency transactions are translated at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement.

The functional currency of the Company is the United States Dollar. The functional currency of the Company’s subsidiaries in the locations outside Hong Kong are the respective local currencies. The financial statements of the Company’s subsidiaries have been translated into United States dollars in accordance with SFAS 52, Foreign Currency Translation. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the exchange rates in effect during the year.

(i)	Advertising expenses

Advertising expenses, net of reimbursements, are charged to the consolidated statement of operations when incurred.

(j)	Shipping and handling

Costs related to shipping and handling are included in cost of sales for all periods presented.

(k)	Revenue recognition

chinadotcom generates revenues from three primary sources: software and consulting services, advertising and marketing services and mobile services and applications. Revenue is recognized in accordance with accounting principles generally accepted in the United States, or GAAP. The specific literature chinadotcom follows in connection with revenue recognition are the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101) “Revenue Recognition in Financial Statements”, the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”, and in certain instances, the American Institute of Certified Public Accountants SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. chinadotcom recognizes revenue when it has persuasive evidence of an arrangement, the product has been shipped or the services have been delivered, the price is fixed or determinable and collectibility is reasonably assured. In addition to these basic criteria, the following are the specific revenue recognition policies followed for each major stream of revenue by reporting segment.

Revenues in the software and consulting services segment are derived from the design, development and integration of Internet Web sites, the outsourcing of information technology consultants and the sale of software products.

The majority of engagements in the software and consulting services segment are for the design, development and integration of internet web sites. These projects are usually fixed price and most have durations of six months or less. Customers enter into contractual arrangements with chinadotcom that specify the required web design features and layout, functionality, implementation services required, expected deliverables, pricing, payment terms and project timetable. Invoicing and payments are usually made throughout the term of the project in accordance with the contractual terms. The majority of projects include acceptance clauses requiring customers’ sign off at the conclusion of the project. The arrangements allow the customer to withhold 10% of the total project cost as a retention until sign off and acceptance is obtained. Historically, chinadotcom has not experienced projects where sign off or acceptance has been withheld by a customer resulting in a material loss on a project. In limited situations, chinadotcom receives change orders from customers in which case each change order request is assessed its impact on the existing arrangement, and contract revenues and costs are only adjusted after both parties agree to the changes. chinadotcom also receives change orders which result in the initiation of a separate project.

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Revenue recognition (continued)

Revenues from the design and development of internet web sites and the integration of those web sites with clients’ computer systems are recognized using contract accounting. In order to calculate the amount of revenue earned, chinadotcom uses the cost-to-cost percentage-of-completion method whereby amounts recognized are calculated by reference to the hours incurred as a percentage of the total estimated hours to complete the project. chinadotcom uses this input method to calculate revenues because historical experience has demonstrated that it produces a reliable indication of the progress on each engagement. Estimates of total projected contract costs are re-evaluated on a regular basis and, if appropriate, revised. Any adjustments to revenue due to changes in estimates are accounted for in the period of the change in estimate. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. Historically, chinadotcom has not experienced material losses on fixed-price contracts. The majority of chinadotcom’s contracts are short term in duration, and use of the completed contract method would not result in a material difference in revenue earned.

chinadotcom provides maintenance services related to internet web sites. Maintenance services related to internet web sites involves support in connection with non-significant customer requested changes to web site functionality, updates to web site information, and telephone support for web site administrators. Revenues from internet web site maintenance agreements are deferred and recognized ratably over the term of the related agreements which are usually for periods of six months or one year.

Outsourcing of information technology consultants involves contractual time and material outsourcing agreements whereby consultants are provided at agreed-upon billing rates for customers to deploy on their own internal projects. Revenues from time and materials outsourcing contracts are recognized as the services are delivered assuming all other basic criteria for revenue recognition have been met.

Revenue from the sale of software products often includes a combination of hardware, software, training and maintenance services. chinadotcom allocates the arrangement fee in these multi-element deals to each individual element using its fair value as determined by “vendor specific objective evidence”. Vendor specific objective evidence of fair value is determined by the customary price charged for each element when sold separately after the application of any standard approved discount. Where fair value exists for all undelivered elements of the arrangement, chinadotcom applies the “residual” method of accounting and defers revenue allocated to the undelivered elements whilst recognizing the residual revenue allocated to the delivered elements. In the absence of vendor specific objective evidence for any undelivered element, chinadotcom defers the entire arrangement fee and recognizes revenue when all undelivered elements are delivered assuming all other basic criteria for revenue recognition have been met.

Revenues related to training services for software products are deferred and recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met. Where training services are sold as part of a multi-element deal, those services are evaluated, on a case-by-case basis, to determine whether they are essential to the functionality of the other elements of the arrangement. In cases where training services are considered essential to the functionality of the other elements of the arrangement, revenue from the total arrangement is deferred and recognized as the training services are delivered.

Revenues related to maintenance agreements on software products are deferred and recognized ratably over the term of the agreement which is normally one year.

Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenues are recorded. Such provisions are calculated after considering relevant historical data.

Advertising and marketing services revenues are derived from the sale of online banner advertising, sponsorships, direct mailings and offline advertising campaigns.

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Revenue recognition (continued)

Online banner advertising revenues are derived from short-term advertising contracts (normally less than 90 days) in which customers’ advertisements are placed on web sites for a set period of time or for a set number of impressions. Impressions are defined as the number of times that an advertisement appears on a selected web page. Customers typically identify the web sites they wish their advertisements to be displayed on, and in certain situations, the advertisements are also displayed on chinadotcom’s own or affiliated company web sites. Revenues from online banner advertising are recognized in the period in which the advertisement is displayed at the lesser of the ratio of impressions delivered over total guaranteed impressions or ratably over the term of contract.

Sponsorship revenues are derived from advertisements placed on chinadotcom’s own or affiliated company web sites and are usually for longer display periods than online banner advertisement agreements, but normally do not exceed one year. Sponsorship revenues are recognized ratably over the term of contracts, assuming all other basic criteria for revenue recognition have been met.

Direct mailing revenues are derived from targeted advertising campaigns. chinadotcom transmits the advertisements in either electronic or hard copy form to the target profile or market. On occasion, chinadotcom may also assist with the design of the advertisements. Revenues from direct mailing are recognized when the advertisements are sent, assuming all other basic criteria for revenue recognition have been met.

Offline advertising revenues are derived from the production and placement of advertisements in magazines and publications for the travel and tourism industry. Revenues are realized when the advertisements are published, assuming all other basic criteria for revenue recognition have been met.

chinadotcom pays web sites for providing advertising space and becomes obligated to make the payment in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations.

Certain subsidiaries of chinadotcom act as advertising agents for their customers, and the related revenues derived from these agreements are recorded net in the consolidated statement of operations.

chinadotcom pays affiliated web sites a percentage of advertising revenue, ranging from 50% to 85%, in exchange for providing advertising space to chinadotcom’s network. chinadotcom becomes obligated to make payments to such affiliated web sites in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations. chinadotcom records the revenue on a gross basis since it is responsible for fulfillment of the contract, including the selection of the website, arrangement of the ad placement and acceptability of the ad. In addition, chinadotcom assumes the credit risk for the amount billed to the customer and owed to an affiliated web site after the web site performs, regardless of whether chinadotcom fully collects the sales price from the customer.

chinadotcom’s mobile services and applications segment derives revenues from the provision of value added short messaging services, or SMS, such as dating and friends matching, e-mail, ring tone and logo downloads and various other related products to mobile phone users. chinadotcom relies on mobile network operators in China to transmit the SMS messages and bill mobile phone users for SMS fees on a monthly or per message basis.

SMS service revenues are recognized in the month in which the services are performed, assuming all other basic criteria for revenue recognition have been met. chinadotcom books revenues on a monthly basis based upon confirmations from the network operators. At the end of each reporting period, where an operator fails to provide chinadotcom with a monthly statement confirming the amount of SMS charges billed to their mobile phone users for that month, chinadotcom uses information generated from its own internal system and historical financial data to make estimates of the billing reconciliation rate and collectable SMS fees, and revenues are accrued accordingly.

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Revenue recognition (continued)

Revenues from SMS services are recognized net of the mobile phone operator’s share of revenue and uncollectible amounts because chinadotcom considers the operators to be the primary obligors in the information transmission and delivery process. The network operators are the primary obligor in the arrangement. The mobile phone operators are responsible for fulfillment, including the transmission of the SMS messages to the end users. chinadotcom is transparent to the mobile phone users because it provides the services through the mobile phone operators. The amount chinadotcom earns is a fixed amount per message. chinadotcom has no discretion over pricing of the services. Under arrangements with each mobile phone operator, changes require both parties’ approval. chinadotcom has no discretion over supplier selection since there are currently only two mobile phone operators in China, and all SMS services must be routed through their networks.

(l)	Deferred revenue Deferred revenue represents cash received or receivable for software and consulting services and advertising and marketing services in advance of services being rendered.

(m)	Income taxes Income taxes, if any, are determined under the liability method as required by SFAS No. 109, Accounting for Income Taxes.

(n)	Stock compensation expenses

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. Under APB 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock.

(o)	Earnings per share

The Company computes earnings per share in accordance with SFAS 128, Earnings per Share. Under the provisions of SFAS 128, basic net income or loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common shares outstanding during the year. Diluted net income or loss per share is computed by dividing the net income or loss for the year by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted net income or loss per share to the extent such shares are dilutive.

(p)	Repurchase agreements

Debt securities sold under agreements to repurchase are classified as secured borrowings. Agreements with the third party specify the third parties’ rights to request additional collateral. Both parties monitor the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and may request a cash transfer at least equal to that net exposure as necessary.

(q)	Gain on issuances of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time, the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary’s ability to continue in existence, the Company records the increase as a non-operating gain in the Consolidated Statements of Operations. Otherwise, the increase is reflected in “effect of subsidiaries’ equity transactions” in the Company’s Consolidated Statements of Stockholders’ Equity.

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Derivative instruments

SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the income statement or in shareholders’ equity as a component of other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in income. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(s)	Impact of recently issued accounting standards

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board (“APB”) Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Gains or losses from extinguishment of debt that do not meet the criteria of APB 30 should be reclassified to income from continuing operations in all prior periods presented. The Company adopted SFAS 145 effective January 1, 2002 and expects the adoption to have no material effect on its results of operations and financial condition.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Company in 2002. The Company does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF 00-21 will have on its results of operations and financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. The Company does not expect the adoption of FIN 45 will have an impact on its consolidated financial position and results of operations.

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Impact of recently issued accounting standards (continued)

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

In April 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirely, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS No. 149 amends SFAS No. 133 as a result of decision previously made as part of the Derivatives Implementation Groups decision which are already effective and should continue to be applied in accordance with their prior respective effective dates. The Company does not expect the adoption to have a material effect on its results of operations of financial condition.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for classifying and measuring as liabilities certain financials instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Instruments that are indexed to and potentially settled in an issuer’s own shares that are not within the scope of SFAS No. 150 remain subject to existing guidance. SFAS No. 150 must be applied immediately to instruments entered into or modified after May 31,2003 and to all other instruments that exist as of that beginning of the first interim financial reporting period beginning after June 15, 2003. The Company Is currently evaluating the effect that the adoption of SFAS No. 150 will have on its results of operations and financial condition.

4.	ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows (unaudited):

	September 30,
	2002		2003
	$		$
Accounts receivable		23,750		27,347
Less: Allowance for doubtful accounts		(6,482)		(4,342)

		17,268		23,005

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

5.	GOODWILL

The changes in the carrying amount of goodwill for the period ended September 30, 2003, are as follows (unaudited):

	Software and	Advertising	Mobile
	consulting	and marketing	services and
	services	activities	applications	Total
	$	$	$	$
Balance as of January 1, 2003	6,908	5,108	—		12,016
Goodwill acquired during the period	24,173	—	7,024		31,197
Less: Goodwill written off related to sale of business units	(341)	—	—		(341)
Less: Transferred to intangible assets	(689)	—	—		(689)

Balance as of September 30, 2003	30,051	5,108	7,024		42,183

6.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortized intangible assets (unaudited):

	Gross
	carrying	Accumulated	Net
	amount	amortization	book value
	$	$	$
Trademarks, service marks and URLs	17,092	(1,523)	15,569
Software applications and programs	9,218	(516)	8,702
Customer database	4,613	(399)	4,214

Balance as of September 30, 2003	30,923	(2,438)	28,485

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

7.	SEGMENT AND GEOGRAPHIC INFORMATION

(a)	Description of products and services by segment

In 2003, chinadotcom adopted new reporting segments. chinadotcom now has four reportable segments: software and consulting services; advertising and marketing activities; mobile services and applications and other income. Services offered through its software and consulting services include sales of software products including third parties software as well as self-developed software, outsourcing of IT professionals, professional consulting, Web site design, and systems integration. Its advertising and marketing activities included online marketing strategy development and travel related publishing and exhibition organizing activities. Mobile services and applications refers to the Mobile Value Added Services in China, including various services offered by Newpalm to mobile subscribers of China Mobile and China Unicom.

(b)	Measurement of segment profit or loss and segment assets

chinadotcom evaluates performance and allocates resources based on revenues and gross margins from operations. Revenues and gross margins for the four reportable segments are reported separately for internal purposes, but selling, general and administrative expenses, other operating expenses, net loss and assets and liabilities are not reported separately for each segment because this information is not produced internally.

(c)	Factors management used to identify the enterprise’s reportable segments chinadotcom’s reportable segments are business units that offer different services. The reportable segments are each managed separately.

	(unaudited)
	Nine months ended September 30,
	2002		2003
	$		$
Revenue by segment from external customers Software and consulting services		11,951		31,429
Advertising and marketing activities		20,050		15,954
Mobile services and applications		—		10,998
Other income		553		1,735

		32,554		60,116

Gross margin by segment Software and consulting services		6,139		10,516
Advertising and marketing activities		5,709		4,982
Mobile services and applications		—		9,763
Other income		530		1,050

		12,378		26,311

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

7.	SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

(c)	Factors management used to identify the enterprise’s reportable segments (continued)

Revenue by geographical location

	(unaudited)
	Nine months ended September 30,
	2002		2003
	$		$
Australia		2,134		20,095
Greater China		7,433		17,223
North Asia		14,007		11,040
South Asia		3,883		3,856
United Kingdom		1,298		941
United States		3,799		6,961

		32,554		60,116

During the nine months ended September 30, 2003 and 2002, no single customer accounted for 10% or more of chinadotcom’s total revenue.

8.	STOCK-BASED COMPENSATION

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. Under APB 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company’s net income would have been reduced as indicated below:

	(unaudited)
	Nine months ended September 30,
	2002		2003
Net income/(loss)	$		$
As reported		(19,402)		11,478
Add: Stock compensation expense included in income / (loss)		228		152
Deduct: Stock compensation expense determined under fair value based method		(12,482)		(4,117)

Pro forma		(31,656)		7,513
Basic earnings / (loss) per share:
As reported		(0.19)		0.11
Pro forma		(0.31)		0.07
Diluted earnings/(loss) per share:
As reported		(0.19)		0.11
Pro forma		(0.31)		0.07

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

9.	BASIC AND DILUTED LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings/(loss) per share for the periods indicated.

	(unaudited)
	Nine months ended September 30,
	2002		2003
	$		$
Numerator for basic and diluted loss per share:
Income / (loss) from continuing operations		(5,226)		12,293
Loss from discontinued operations, net of gain on disposals		(14,176)		(815)
Income / (loss) attributable to common shareholders		(19,402)		11,478

Weighted average number of shares
Denominator for basic earnings/(loss) per share		102,452,989		102,861,370

Denominator for diluted earnings/(loss) per share		102,452,989		104,889,691

Basic earnings/(loss) per share
Income/(loss) from continuing operations		(0.05)		0.12
Income/(loss) from discontinued operations		(0.14)		(0.01)

		(0.19)		0.11
Diluted earnings/(loss) per share Income/(loss) from continuing operations		(0.05)		0.12
Income/(loss) from discontinued operations		(0.14)		(0.01)

		(0.19)		0.11

10.	INCOME TAXES

Income tax recorded for the nine months ended September 30, 2003 was $90. The provision for income taxes differed from the amount computed by applying the respective statutory rates principally as a result of valuation allowances recognized on deferred tax assets, non-taxable earnings from certain investments, and non-deductible intangible assets and stock-based compensation amortization.

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

11.	CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

Total long-term bank loans amounted to $17,721 at September 30, 2003. Freehold land and buildings with a carrying amount at September 30, 2003 of $2,683 are pledged as collateral to secure the mortgage loans.

As of September 30, 2003, chinadotcom had future commitments relating to the acquisition of Palmweb for $41,000 and Praxa Limited (Praxa) for $2,900. Under the terms of the share purchase agreement for Praxa between chinadotcom and Mantech Australia, chinadotcom agreed to pay up to $6,400 in cash for the common shares of Praxa. chinadotcom paid $3,567 in cash to Mantech Australia in February 2003 at the time of acquisition. The remaining amount of cash consideration to be paid, up to a maximum of $2,900, will depend upon Praxa’s earnings before interest, tax, depreciation and amortization(EBITDA) for the year ending December 31, 2003. In the event Praxa’s EBITDA for 2003 multiplied by 3.004 is greater than $6,400, then chinadotcom is required to pay $2,900 to Mantech Australia. In the event Praxa’s EBITDA for 2003 multiplied by 3.004 is less than $6,400, then chinadotcom is only required to pay to Mantech Australia the difference between $2,900 minus the difference between $6,400 minus such product, such amount not to be less than zero.

On March 17, 2003, a wholly-owned subsidiary of chinadotcom entered into a share purchase agreement to acquire 100% of Palmweb which owns Newpalm (China) Information Technology Co., Ltd, a short message service mobile software platform developer and application service provider in China. Consideration for the acquisition of the shares of Palmweb consisted of cash to be paid in three installments:

(i)	$14,000 paid at closing in April 2003;

(ii)	an amount of cash equal to the 2003 audited net income of Palmweb multiplied by 3.56918 to be paid within 15 days of Palmweb’s delivery of the 2003 audited financial statements; and

(iii)	an amount of cash equal to the 2004 audited net income of Palmweb multiplied by 1.13982 to be paid within 15 days of Palmweb’s delivery of the 2004 audited financial statements, provided that the total consideration paid in aggregate is not to exceed $55,000

In addition, chinadotcom has commitment for $2,950 loan pursuant to a Loan Agreement — Fully Drawn Advance Facility dated as of February 12, 2003 and $25,000 loan pursuant to a Revolving Credit Agreement dated as of September 8, 2003.

12.	SUBSEQUENT EVENTS

Pursuant to a definitive agreement entered on September 4, 2003 and amended on January 7, 2004 between Ross Systems Inc. (“Ross”), chinadotcom and CDC Software Holdings, chinadotcom proposes to acquire Ross for approximately $68,300 in consideration.

Under the merger agreement, as amended, stockholders of Ross will receive $19.00 in a combination of cash and chinadotcom common shares for each share of Ross common stock. As a result of the amended merger agreement, at the closing of the merger, Ross stockholders will receive, for each share of Ross common stock, $5.00 in cash and a number of chinadotcom shares equal to $14.00 divided by the average closing price of chinadotcom shares for the 10 trading days preceding the second trading day before the closing date. Moreover, if the average price of chinadotcom shares is below $8.50, the amended merger agreement permits chinadotcom to elect to increase the amount of cash that Ross common stockholders will receive and decrease the number of chinadotcom shares that Ross common stockholders will receive. In such case, Ross common stockholders still would receive $19.00 in a combination of cash and chinadotcom shares for each share of Ross common stock, but would receive more than $5.00 in cash per share and less than $14.00 worth of chinadotcom shares for each Ross common share. Under the amended merger agreement, stockholders of Ross, at their sole option, may elect within ten business days following the closing to receive $17.00 in cash per share of Ross common stock in place of the combination of cash and chinadotcom shares described above.

chinadotcom corporation
Notes to Condensed Consolidation Financial Statements
(Expressed in United States Dollars; all amounts in thousands, except number of shares and per share data)

12.	SUBSEQUENT EVENTS (continued)

chinadotcom will account for the acquisitions in its financial statements prepared in accordance with U.S. GAAP using the purchase method of accounting pursuant to Statement of Financial Accounting Standards No. 141, “Business Combinations.” The assets acquired and liabilities assumed from Ross will be recorded at their fair values as of the date of the acquisitions. Any excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets acquired will be recorded as goodwill. The results of operations of Ross will be included in chinadotcom’s results of operations from the date of the closing of the acquisition. A final determination of the required purchase accounting adjustments and the fair value of the assets and liabilities of Ross has not yet been made.

On December 8, 2003, Pivotal, chinadotcom and CDC Software Holdings entered into a merger agreement, which, subject to certain closing conditions, will result in Pivotal becoming a wholly-owned subsidiary of chinadotcom in a transaction to be accounted for using the purchase method. Pursuant to this agreement, CDC Software Holdings will acquire all of the outstanding shares of Pivotal in exchange for, at the option of each Pivotal shareholder, either (i) $2.00 cash per Pivotal share or (ii) $2.14 per Pivotal share, comprised of (a) $1.00 cash plus (b) $1.14 of common shares of chinadotcom. At the effective time of the merger, chinadotcom will substitute, for each stock option outstanding under the Pivotal Stock Option Plan with an exercise price of $2.00 per share or less, stock options to purchase chinadotcom shares. Each substituted Pivotal stock option, whether vested or unvested, will be converted into an option to acquire a number of chinadotcom common shares. The fair value of chinadotcom stock options issued in exchange for the vested Pivotal stock options is included in the estimated purchase price.

The total estimated purchase price is approximately $55.7 million under the all-cash scenario (comprised of cash of $53.9 million, chinadotcom stock options issued in exchange for vested in-the-money Pivotal stock options with a fair value of $1.3 million and estimated transaction costs of $0.6 million) or up to approximately $59.4 million under the cash and share scenario (comprised of cash of $26.9 million , chinadotcom common stock valued at $30.7 million, chinadotcom stock options issued in exchange for vested in-the-money Pivotal stock options with a fair value of $1.3 million and estimated transaction costs of $0.6 million).

On December 12, 2003, chinadotcom announced that it intends to reorganize its mobile and portal unit as a wholly-owned subsidiary, chinadotcom Mobile Interactive Corporation (“CDC Mobile”) and register an offering of CDC Mobile’s American Depositary Shares. The purpose of the intended offering is to fund the operations of CDC Mobile following its reorganization as an independent company holding chinadotcom’s assets and business that provide mobile services and applications, advertising and interactive media and Internet services. The offering is expected to commence in the first half of 2004, subject to SEC effectiveness and the receipt of all necessary approvals.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2004

CHINADOTCOM CORPORATION

By:	/s/ Daniel Widdicombe Daniel Widdicombe Chief Financial Officer